

2022
ANNUAL REPORT

BUILD A BETTER WORLD

ARCOSA

Arcosa is a provider of infrastructure-related products and solutions with leading brands serving construction, engineered structures, and transportation markets.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. For more information on these risks and uncertainties, please refer to "Risk Factors" and the "Forward-Looking Statements" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Form 10-K included in this Annual Report.

NON-GAAP FINANCIAL MEASURES
This document contains financial measures that have not been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Reconciliations of non-GAAP financial measures to the closest GAAP measure are provided on pages 10-12.



ARCOSA

WE MOVE INFRASTRUCTURE FORWARD

Our individual businesses have built reputations for quality, service, and operational excellence over decades. Arcosa serves a broad spectrum of infrastructure-related markets and is strategically focused on driving organic and disciplined acquisition growth to capitalize on the fragmented nature of many of the industries in which we operate.

With Arcosa's current platform of businesses and additional growth opportunities, we are well aligned with key market trends, such as the replacement and growth of transportation infrastructure, the continued shift to renewable power generation, and the expansion of new transmission, distribution, and telecommunications infrastructure.

ARCOSA BY THE NUMBERS
Year Ended 12.31.2022

$2.2B	**Revenues**
$99M	**Net Income**[1]
$325M	**Adjusted EBITDA**
5,230	**Employees**
85+	**Years Operating**

(1) Excludes the pre-tax gain on the sale of our storage tanks business of $189M, which is also excluded from Adjusted EBITDA. As reported, net income for the full year 2022 was $245M.

OUR THREE BUSINESS SEGMENTS



CONSTRUCTION PRODUCTS

ENGINEERED STRUCTURES

TRANSPORTATION PRODUCTS

DEAR FELLOW SHAREHOLDERS



2022 marked another successful year for Arcosa as we further advanced our strategic objectives and generated strong financial performance. I am proud of the entire Arcosa team for adeptly navigating a challenging operating environment, which included persistent inflationary pressures, weather disruptions, and demand constraints in both our wind tower and barge businesses. Our resilient performance speaks to our culture of teamwork, our shared commitment to effectively serve our customers, and our ongoing efforts to improve operational efficiency. We also achieved important progress on our Environmental, Social and Governance (ESG) journey, reflecting our commitment to building a robust ESG program that enhances value for all stakeholders.

STRATEGIC PROGRESS

Over the past several years, we have endeavored to transform Arcosa into a less cyclical and more resilient company. Acquisitions remain a key element in expanding our growth businesses, and last year we added another strategically valuable asset with the purchase of RAMCO, a Los Angeles-based recycled aggregates producer. This acquisition strengthened our industry-leading recycled aggregates operations and complemented our existing footprint and customer base in the California market. With the addition of RAMCO, our natural and recycled aggregates businesses today serve 12 of the top 50 metropolitan statistical areas in the U.S., up from just five in 2018. As we look ahead, we intend to pursue additional acquisition opportunities that enable us to build an aggregates-centric portfolio that can generate higher returns through the economic cycle.

We remain committed to driving organic growth throughout our operations, and I am pleased with our accomplishments last year. Among several growth projects underway, we are expanding our specialty materials plaster plant in Oklahoma and broke ground on a concrete pole manufacturing plant in Florida to support our utility structures business. Both of these projects are expected to generate strong returns, demonstrating our ability to identify and execute on attractive opportunities within our existing markets.

We also advanced our strategic transformation by optimizing and simplifying our portfolio. In October, we effectively monetized a non-core asset by divesting our storage tanks business for $275 million. Aside from simplification of our overall story, this transaction strengthened the balance sheet and enabled us to repay us to repay our revolver, provided strategic capital for future disciplined capital allocation, and realized significant value for shareholders.

FINANCIAL HIGHLIGHTS FOR 2022

We reported strong financial results in 2022. Excluding the fourth-quarter impact of the storage tanks business, revenue increased 14% to $2.24 billion and Adjusted EBITDA grew 19% to $325 million. We achieved revenue growth in all three of our business segments even as we faced continued cyclical softness in our wind tower and barge businesses. Reflecting our focus on generating operational efficiencies and mitigating inflationary pressures, consolidated Adjusted EBITDA Margin was 14.5%, an increase of 70 basis points from the prior year.

In our Construction Products segment, revenue grew 16% and Adjusted Segment EBITDA expanded 11%, driven by healthy market fundamentals, particularly in the surface transportation and non-residential construction sectors. Our disciplined pricing strategy, as well as contributions from acquisitions, supported strong results in this segment.

In our Engineered Structures segment, revenue increased 7% while Adjusted Segment EBITDA climbed 19%, reflecting strong growth in our utility structures business as electric utilities continued to invest in hardening and upgrading the electrical grid. Although the expiration of the federal tax credit supporting wind energy reduced our wind tower production volume in 2022, we managed our wind operations effectively and maintained manufacturing flexibility in preparation for a market recovery.

Our Transportation Products segment revenue grew 4% and Adjusted Segment EBITDA improved 13%, reflecting solid growth in our steel components business and improved production efficiencies in our barge business.

14% **Consolidated Revenue Growth**

19% **Consolidated Adjusted EBITDA growth**

Barge production was lower compared to the prior year as overall demand remained constrained for 2022 due to elevated steel prices. To address dislocation in market prices for steel, we engineered a new barge design available for sale toward the end of the year that substitutes lower-priced hot rolled coil steel for plate steel. We were encouraged that this innovation, which provided meaningful cost savings to our customers, spurred higher orders for barges in the fourth quarter. In addition, it provides us increased flexibility as steel market dynamics shift.

We finished 2022 with a very strong balance sheet and ample liquidity to facilitate our disciplined capital allocation strategy. Our Net Debt to Adjusted EBITDA ratio was 1.2x at the end of the fourth quarter, representing the lowest such level since 2020, as we allocated a portion of the proceeds from the sale of the storage tanks business to repay our revolver. We ended the year with $160 million in cash and no material near-term debt maturities, providing the flexibility to pursue attractive acquisition opportunities and fund organic projects that can accelerate our growth and enhance our market positioning.

OUR ESG COMMITMENT

Arcosa has been strongly committed to corporate responsibility, integrating ESG initiatives into our strategic planning, giving back to the communities in which we operate, and building a corporate culture that values ESG. In 2022, we continued to make progress on our safety culture and we established a goal of 10% reduction in Scopes 1 and 2 emissions intensity by the end of 2026. Our Annual Sustainability Report, which we plan to publish in the second quarter of 2023, will highlight our many accomplishments in 2022 that advanced our progress from the prior year and demonstrates our commitment to building a better world.

LOOKING FORWARD

Fiscal 2023 represents an important transition period for Arcosa, as we navigate an uncertain economic environment and manage our cyclical businesses in preparation for an expected stronger recovery in 2024. Within our growth businesses, we anticipate continued expansion in 2023, aided by favorable pricing, healthy market demand, and tailwinds from increased government spending on infrastructure projects.

In our cyclical businesses, we expect gradually improving fundamentals as the year progresses. The passage of the Inflation Reduction Act last August has reinvigorated demand in the wind energy market, enabling us to build our backlog to drive earnings in 2024 and beyond. With wind tower demand likely to remain strong for some time, we are working closely with our customers to ensure our production capabilities are aligned with their needs. Meanwhile, increased order activity in our barge business enables us to ramp production throughout the year, and we are preparing now for the possibility of stronger customer demand in 2024 given the long-overdue hopper barge replacement cycle.

IN CLOSING

As we look forward, I am enthusiastic about our future. This is an exciting time for Arcosa, and we are moving forward with energy and purpose to deliver on our objectives. Our growth businesses remain well-positioned for continued solid performance and our cyclical businesses are poised for what we believe will be a strong, multi-year upcycle. With the strategic actions we have taken over the past several years, we have achieved significant progress in transforming our business and enhancing our resilience to drive sustainable long-term growth.

Thank you for your continued confidence and support.

Very truly yours,





ANTONIO CARRILLO
President and
Chief Executive Officer
March 28, 2023



AS WE GROW OUR BUSINESS, WE EXPAND OUR POSITIVE IMPACT



GROW
in attractive markets where we can achieve sustainable competitive advantages



REDUCE
the complexity and cyclicality of the overall business



IMPROVE
long-term returns on invested capital



INTEGRATE
Environmental, Social, and Governance (ESG) initiatives into our long-term strategy

VISION

UNIFIED IN OUR COMMITMENT TO BUILD A BETTER WORLD

VALUES   **WE ADVANCE A SAFETY-FOCUSED AND ESG-DRIVEN CULTURE**

We are committed: innovative, focused, results-oriented

We act with integrity: principled, honest, fair

We make things happen: agile, driven, passionate

We win together: collaborative, dedicated, united

PROMISE

At ARCOSA: **we activate** the potential of our people

we care for our customers

we optimize operations

we integrate sustainability into our daily practices as well as our long-term strategy

we promote a results-driven culture that is aligned with long-term value creation















SUSTAINABILITY

Laying the foundation for a more sustainable future

PEOPLE
Community Impact
Employee Health and Safety
Inclusion and Diversity
Talent Development

PRODUCTS
Product Quality and Safety
Product Use
Supplier Management

ENVIRONMENT
Air Quality
Energy Management
GHG Emissions
Land Management
Recycled Materials
Waste Management
Water Management

GOVERNANCE
Business Ethics
Cybersecurity

OUR PRODUCTS ARE USED IN ESSENTIAL, ENVIRONMENTALLY FRIENDLY INDUSTRIES

We produce **wind towers** to support our customers' advancement of North America's wind energy infrastructure.

We build **barges** for the fuel-saving and efficient movement of commodities across the country's inland and coastal waterways.

CHERRY

Recycled aggregates provides an alternative to using natural resources by recycling concrete, asphalt, steel, and asphalt shingles, which also minimizes landfill use and reduces roadway traffic and vehicle emissions.

Utility structures manufactures engineered, tubular, lattice steel structures, and pre-stressed concrete poles for electricity transmission and distribution from wind, solar, and other environmentally friendly resources.

Steel components manufactures railcar components for the fuel-saving and efficient movement of commodities across the country.

We provide more detail regarding our goals and initiatives in our most recent Sustainability Report located on our website, www.arcosa.com/sustainability, including disclosures aligned with the Task Force on Climate-related Financial Disclosures (TCFD) and industry-specific Sustainability Accounting Standards Board (SASB) reported metrics.

CONSTRUCTION PRODUCTS



OUR CONSTRUCTION PRODUCTS segment provides products that are used in various areas of construction activity, including infrastructure, residential, non-residential, and specialty/other end markets. As the United States continues to experience population growth and replace its aging infrastructure, we believe our businesses are well positioned to benefit from this activity. Additionally, our products are used in a variety of other markets, including certain agricultural and energy markets.

$924M 2022 Revenues

PRIMARY PRODUCTS
> Natural and recycled aggregates
> Specialty materials, including lightweight aggregates and plaster
> Trench shields and shoring products

PRIMARY MARKETS SERVED
> Infrastructure, including road, bridge, and other public products
> Residential construction
> Non-residential construction
> Agriculture
> Specialty building products
> Underground construction

NATURAL & RECYCLED AGGREGATES



SPECIALTY MATERIALS



CONSTRUCTION SITE SUPPORT



ENGINEERED STRUCTURES



OUR ENGINEERED STRUCTURES segment serves a broad spectrum of infrastructure markets, including electricity transmission and distribution, wind power generation, highway road construction, and wireless communication. We believe we are well positioned to benefit from significant upgrades in the electrical grid to support enhanced reliability; policy changes encouraging more generation from renewable energy sources; the expansion of new transmission, distribution, and telecommunication infrastructure; and the replacement and growth of the U.S. highway and road system.

$1,002M 2022 Revenues

PRIMARY PRODUCTS
> Utility structures

> Wind towers

> Traffic and lighting structures

> Telecommunication structures

> Storage and distribution tanks[1]

PRIMARY MARKETS SERVED
> Electricity transmission and distribution

> Wind power generation

> Highway road construction

> Wireless communication

> Gas and liquids storage and transportation for residential, commercial, agriculture, and industrial markets[1]

UTILITY & RELATED STRUCTURES	WIND TOWERS	STORAGE TANKS[1]

  

(1) In October 2022, we completed the sale of our storage tanks business. We recognized $189M in revenues from our storage tanks business during 2022.

 

TRANSPORTATION PRODUCTS

OUR TRANSPORTATION PRODUCTS segment consists of established companies that supply manufactured steel products to the transportation industry. These transportation products serve a wide variety of markets, including the transportation of commodities such as grain, coal, aggregates, chemicals, fertilizers, petrochemicals, and refined products.

$317M 2022 Revenues

PRIMARY PRODUCTS

> Inland barges

> Fiberglass barge covers, winches, and other components

> Axles and couplers for railcars and locomotives

> Industrial and military castings and forged products

PRIMARY MARKETS SERVED

Transportation products serving numerous markets, including:

> Agriculture/food products

> Refined products

> Chemicals

> Upstream oil

> Railcar manufacturers and maintenance operations

| BARGES | MARINE COMPONENTS | STEEL COMPONENTS |

  





BUILDING WHAT MATTERS MEANS SETTING HIGH STANDARDS

BOARD OF DIRECTORS

JOSEPH ALVARADO
Former Chairman and Chief Executive Officer,
Commercial Metals Company

RHYS J. BEST
Chairman (Non-Executive) of the Board of
Directors, Arcosa, Inc.

ANTONIO CARRILLO
President and Chief Executive Officer, Arcosa, Inc.

JEFFREY A. CRAIG
Former Executive Chairman, Meritor, Inc.

STEVEN J. DEMETRIOU
Executive Chair of Jacobs Solutions Inc.

RONALD J. GAFFORD
Retired Chairman, Chief Executive Officer, and
President, Austin Industries, Inc.

JOHN W. LINDSAY
Chief Executive Officer, President, and Director,
Helmerich & Payne, Inc.

KIMBERLY S. LUBEL
Former Chairman, President, and Chief Executive
Officer, CST Brands, Inc.

JULIE A. PIGGOTT
Retired Executive Vice President and
Chief Financial Officer, BNSF Railway Company

MELANIE M. TRENT
Former EVP, General Counsel, and Chief
Administrative Officer, Rowan Companies PLC

SENIOR MANAGEMENT

ANTONIO CARRILLO
President and Chief Executive Officer

GAIL M. PECK
Chief Financial Officer

KERRY S. COLE
Group President

JESSE E. COLLINS, JR.
Group President

REID S. ESSL
Group President

BRYAN P. STEVENSON
Chief Legal Officer

MARY E. HENDERSON
SVP, Corporate Administration

SUZANNE M. MYERS
Chief Human Resources Officer

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
($ in millions)
(unaudited)

CONSOLIDATED ADJUSTED EBITDA

"EBITDA" is defined as net income plus interest, taxes, depreciation, depletion, and amortization. "Adjusted EBITDA" is defined as EBITDA adjusted for certain items that are not reflective of the normal earnings of our business. GAAP does not define EBITDA or Adjusted EBITDA and they should not be considered as alternatives to earnings measures defined by GAAP, including net income. We use Adjusted EBITDA to assess the operating performance of our consolidated business, as a metric for incentive-based compensation, as a measure within our lending arrangements, and as a basis for strategic planning and forecasting as we believe that it closely correlates to long-term shareholder value. As a widely used metric by analysts, investors, and competitors in our industry, we believe Adjusted EBITDA also assists investors in comparing a company's performance on a consistent basis without regard to depreciation, depletion, amortization, and other items which can vary significantly depending on many factors. "Adjusted EBITDA Margin" is defined as Adjusted EBITDA divided by Revenues.

	Year Ended December 31,	
	2022	2021
Revenues	**$2,242.8**	$2,036.4
Net income	**245.8**	69.6
Add:		
Interest expense, net	**29.9**	23.4
Provision for income taxes	**70.4**	14.0
Depreciation, depletion, and amortization expense[1]	**154.1**	144.3
EBITDA	**500.2**	251.3
Add (less):		
Gain on sale of storage tanks business	**(189.0)**	—
Impact of acquisition and divestiture-related expenses[2]	**11.0**	20.1
Impairment charge	**—**	2.9
Legal settlement	**—**	8.7
Other, net (income) expense[3]	**2.9**	0.3
Adjusted EBITDA	**$325.1**	$283.3
Adjusted EBITDA Margin	**14.5%**	13.9%

(1) Includes the impact of the fair value markup of acquired long-lived assets, subject to final purchase price adjustments.
(2) Expenses associated with acquisitions, including the cost impact of the fair value markup of acquired inventory, advisory and professional fees; integration; and other transaction costs.
(3) Included in Other, net (income) expense was the impact of foreign currency exchange transactions of $3.3 million and $0.6 million for the years ended December 31, 2022 and 2021, respectively.

ADJUSTED SEGMENT EBITDA

"Segment EBITDA" is defined as segment operating profit plus depreciation, depletion, and amortization. "Adjusted Segment EBITDA" is defined as Segment EBITDA adjusted for certain items that are not reflective of the normal earnings of our business. GAAP does not define Segment EBITDA or Adjusted Segment EBITDA and they should not be considered as alternatives to earnings measures defined by GAAP, including segment operating profit. We use Adjusted Segment EBITDA to assess the operating performance of our businesses, as a metric for incentive-based compensation, and as a basis for strategic planning and forecasting as we believe that it closely correlates to long-term shareholder value. As a widely used metric by analysts, investors, and competitors in our industry we believe Adjusted Segment EBITDA also assists investors in comparing a company's performance on a consistent basis without regard to depreciation, depletion, amortization, and other items, which can vary significantly depending on many factors. "Adjusted Segment EBITDA Margin" is defined as Adjusted Segment EBITDA divided by Revenues.

	Year Ended December 31,	
	2022	2021
Construction Products		
Revenues	**$923.5**	$796.8
Operating Profit	**96.5**	83.2
Add: Depreciation, depletion, and amortization expense[1]	**102.7**	88.7
Segment EBITDA	**199.2**	171.9
Add: Impact of acquisition and divestiture-related expenses[2]	**—**	7.6
Adjusted Segment EBITDA	**$199.2**	$179.5
Adjusted Segment EBITDA Margin	**21.6%**	22.5%
Engineered Structures		
Revenues	**$1,002.0**	$934.1
Operating Profit	**307.0**	88.0
Add: Depreciation and amortization expense[1]	**30.5**	33.1
Segment EBITDA	**337.5**	121.1
Add: Impact of acquisition and divestiture-related expenses[2]	**0.6**	1.0
Add: Impairment charge	**—**	2.9
Less: Gain on sale of storage tanks business	**(189.0)**	—
Adjusted Segment EBITDA	**$149.1**	$125.0
Adjusted Segment EBITDA Margin	**14.9%**	13.4%
Transportation Products		
Revenues	**$317.3**	$305.6
Operating Profit	**11.5**	6.4
Add: Depreciation and amortization expense	**15.8**	17.8
Segment EBITDA	**27.3**	24.2
Adjusted Segment EBITDA	**$27.3**	$24.2
Adjusted Segment EBITDA Margin	**8.6%**	7.9%
Operating Loss – Corporate	**$(66.0)**	$(70.3)
Add: Impact of acquisition and divestiture-related expenses – Corporate[2]	**10.4**	11.5
Add: Legal settlement	**—**	8.7
Add: Corporate depreciation expense	**5.1**	4.7
Adjusted EBITDA	**$325.1**	$283.3

(1) Includes the impact of the fair value markup of acquired long-lived assets, subject to final purchase price adjustments.
(2) Expenses associated with acquisitions, including the cost impact of the fair value markup of acquired inventory, advisory and professional fees; integration; and other transaction costs.

ARCOSA, INC.

NET DEBT TO ADJUSTED EBITDA

GAAP does not define "Net Debt" and it should not be considered as an alternative to cash flow or liquidity measures defined by GAAP. The Company uses Net Debt, which it defines as total debt minus cash and cash equivalents to determine the extent to which the Company's outstanding debt obligations would be satisfied by its cash and cash equivalents on hand. The Company also uses "Net Debt to Adjusted EBITDA", which it defines as Net Debt divided by Adjusted EBITDA for the trailing twelve months as a metric of its current leverage position. We present this metric for the convenience of investors who use such metrics in their analysis and for shareholders who need to understand the metrics we use to assess performance and monitor our cash and liquidity positions.

	December 31, 2022
Total debt excluding debt issuance costs	$555.9
Cash and cash equivalents	160.4
Net Debt	$395.5
Adjusted EBITDA (trailing twelve months) [1]	$329.1
Net Debt to Adjusted EBITDA	1.2

(1) Adjusted EBITDA includes a five-month pro forma adjustment of $4.0 million based on Adjusted EBITDA for RAMCO of $9.6 million for the twelve months ended February 28, 2022.

STORAGE TANKS ADJUSTED EBITDA

	Three Months Ended December 31,		Year Ended December 31,	
	2022	2021	2022	2021
Operating Profit	$189.3	$9.8	$230.1	$36.8
Add: Depreciation and amortization expense	0.1	1.7	5.2	7.3
Storage tanks EBITDA	189.4	11.5	235.3	44.1
Add: Impact of acquisition and divestiture-related expenses	—	—	0.6	—
Less: Gain on sale of storage tanks business	(189.0)	—	(189.0)	—
Storage tanks Adjusted EBITDA	$0.4	$11.5	$46.9	$44.1

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended DECEMBER 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 1-38494

Arcosa, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**82-5339416**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 N. Akard Street, Suite 400	
Dallas, Texas	**75201**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(972) 942-6500**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock ($0.01 par value)	**ACA**	**New York Stock Exchange**

Securities registered Pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐

Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2022) was $2.2 billion.

At January 13, 2023 the number of shares of common stock outstanding was 48,441,548.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report, to the extent not set forth herein, is incorporated by reference from the registrant's definitive 2023 Proxy Statement.

ARCOSA, INC.

FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. *Business.*

General Description of Business. Arcosa, Inc. and its consolidated subsidiaries, ("Arcosa," "Company," "we," or "our") headquartered in Dallas, Texas, is a provider of infrastructure-related products and solutions with leading brands serving construction, engineered structures, and transportation markets in North America. Our individual businesses have built reputations for quality, service, and operational excellence over decades. Arcosa serves a broad spectrum of infrastructure-related markets and is strategically focused on driving organic and disciplined acquisition growth to capitalize on the fragmented nature of many of the industries in which we operate. With Arcosa's current platform of businesses and additional growth opportunities, we are well-aligned with key market trends, such as the replacement and growth of aging transportation infrastructure, the continued shift to renewable power generation, and the expansion of new transmission, distribution, and telecommunications infrastructure. Our businesses support critical infrastructure sectors and our plants have continued to operate throughout the COVID-19 pandemic.

Arcosa is a Delaware corporation and was incorporated in 2018 in connection with the separation (the "Separation") of Arcosa from Trinity Industries, Inc. ("Trinity" or "Former Parent") on November 1, 2018 as an independent, publicly-traded company, listed on the New York Stock Exchange.

Our principal executive offices are located at 500 N. Akard Street, Suite 400, Dallas, Texas 75201. Our telephone number is 972-942-6500, and our Internet website address is *www.arcosa.com*. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments thereto, as soon as reasonably practicable after such material is filed with, or furnished to, the Securities and Exchange Commission ("SEC"). Information on our Investor Relations page and on our website is not part of this Annual Report on Form 10-K or any of our other securities filings unless specifically incorporated herein by reference.

Long-Term Vision. We are united in our shared purpose to fulfill the four pillars of our long-term vision.



Grow in attractive markets where we can achieve sustainable competitive advantages

Reduce the complexity and cyclicality of the overall business

Improve long-term returns on invested capital

Integrate Environmental, Social, and Governance (ESG) initiatives into our long-term strategy

Overview. Arcosa's three segments are made up of leading businesses that serve critical infrastructure markets:

CONSTRUCTION PRODUCTS	ENGINEERED STRUCTURES[1]	TRANSPORTATION PRODUCTS
$924M (2022 REVENUES) / $797M (2021 REVENUES)	$1,002M (2022 REVENUES) / $934M (2021 REVENUES)	$317M (2022 REVENUES) / $306M (2021 REVENUES)
NATURAL & RECYCLED AGGREGATES	UTILITY & RELATED STRUCTURES	BARGES
SPECIALTY MATERIALS	WIND TOWERS	MARINE COMPONENTS
CONSTRUCTION SITE SUPPORT	STORAGE TANKS[1]	STEEL COMPONENTS

[1] On October 3, 2022, the Company completed the sale of its storage tanks business.

Our Segments. The Company reports operating results in three principal business segments. For additional information regarding revenues, operating profit, and identifiable assets by segment, please refer to Note 4 to the Consolidated Financial Statements.

Construction Products.

Products

Through wholly owned subsidiaries, our Construction Products segment produces and sells natural and recycled aggregates, specialty materials, and construction site support equipment, including trench shields and shoring products. See Item 7. "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" for revenues attributable to aggregates and specialty materials.

- **Natural Aggregates:** We are an established producer and distributor of natural aggregates serving both public infrastructure and private construction markets and operate in Texas, our largest geographic exposure, and 8 other states. We manage the business from the four regions of Texas (including Arkansas and Oklahoma), the Ohio River Valley, the Gulf Coast, and the West. We operate primarily from open pit quarries and have one underground mine. Our natural aggregates products include sand, gravel, limestone, stabilized material, and various other products used in the production of ready mixed concrete, cement, and other precast concrete products, roads, municipal and private water, sewer and drainage projects, oil and gas well pads, wind farms, as well as various other building products.

  During 2021, we expanded our natural aggregates platform through two large acquisitions. In April 2021, we completed the acquisition of StonePoint Ultimate Holding, LLC and affiliated entities (collectively "StonePoint"), a top 25 U.S. construction aggregates company, which expanded our footprint in Texas and the Gulf Coast and provided entry into new geographic markets in Tennessee and the Ohio River Valley. In August 2021, we completed the acquisition of Southwest Rock Products, LLC and affiliated entities (collectively "Southwest Rock"), a leading Arizona pure-play aggregates producer, which provided scaled entry into the Phoenix metropolitan area.

- **Recycled Aggregates:** Recycled aggregates are a complement to our natural aggregates platform and are produced by crushing concrete reclaimed from demolished highways, buildings, and other structures. The raw product material is processed to remove steel, rebar, shingles, and other debris, and screened to appropriate sizes for use as a road base, erosion control, for building foundations, and as a backfill for utility trenches. Recycled aggregates currently supply a small percentage of total aggregates supplied nationwide. We believe the supply of recycled aggregates will continue to grow in use due to resource scarcity and associated ESG benefits, reduced disposal and acceptance of concrete in landfills, and energy savings from less processing and transportation costs. Recycled aggregates are a substitute to natural aggregates, primarily for hard rock uses.

  During 2022, we expanded our recycled aggregates platform, which is largely Texas based, through the acquisition of Recycled Aggregate Materials Company, Inc. ("RAMCO") with operations in the Los Angeles metropolitan area.

- **Specialty Materials:** Our specialty materials, including lightweight aggregates, select natural aggregates, and milled or processed specialty building products and agricultural products, are produced and distributed nationwide. We currently operate in ten states and British Columbia, with several of our production facilities operating at the quarries that produce the raw material inputs, which include shale, clay, limestone, and gypsum. Lightweight aggregates are select shales or clays that are expanded and hardened by high temperatures in a rotary kiln and possess a bulk density that can be less than half that of natural aggregates. Product applications include structural lightweight concrete, lightweight masonry block, and road surface treatments. Our specialty building products and agricultural products are processed at several production facilities across the U.S., mostly using our natural aggregates as a component of raw material supply. Product applications include plasters, prills, agricultural supplements and fertilizers, paints, flooring, glass, ingredients for food and feed, cement, energy infrastructure, and other products.

- **Construction Site Support:** We hold a strong market position in the manufacture of trench shields and shoring products for the U.S. construction industry. Trench shields and shoring products are used for water and sewer construction, utility installations, manhole work, oil and gas pipeline construction, and other underground applications. Additionally, we participate in certain regional rental markets for trench shoring equipment.

Markets

Over a multi-year horizon, we believe that approximately half of our current portfolio of construction materials are used in infrastructure projects. The other half of our construction materials demand is split across residential, non-residential, and specialty/other end markets.

- **Infrastructure Construction:** Infrastructure construction includes construction spending by federal, state, and local governments for roads, highways, bridges, airports, and other public infrastructure, as well as private spending on road and utility construction. Public infrastructure spending is typically supported by federal and state legislation and programs. On December 4, 2015, the Fixing America's Surface Transportation Act ("FAST Act") was signed into law. The FAST Act authorized $305 billion of public infrastructure funding from 2016 to 2020. It was subsequently extended to provide an additional $13.6 billion in 2021. On November 15, 2021, the Infrastructure Investment and Jobs Act ("IIJA") was signed into law, which provides approximately $350 billion for federal highway programs from 2022 through 2026 by extending many of the programs in the FAST Act at higher funding levels, as well as supplemental funding for roads, bridges, and other major projects. Most of this funding is apportioned to states, based on formulas specified in the IIJA and provides funding through a wide range of competitive grant programs.

- **Residential Construction:** Residential construction includes single family homes and multi-family units such as apartments and condominiums. Demand for residential construction is influenced primarily by population growth, new household formation, and mortgage interest rates.

- **Non-Residential Construction:** Non-residential construction includes a wide variety of privately financed construction including manufacturing and distribution facilities, industrial complexes, office buildings, and large retailers and wholesalers. Demand for non-residential construction is driven primarily by population and economic growth, in addition to segment-specific factors such as the growth of e-commerce, changes in retail patterns, changes in office occupancy trends, and numerous other factors.

- **Specialty/Other:** Our products are used in various other end markets including energy-related activities such as drilling pads, roads and major downstream projects, agriculture/horticulture, and industrial uses.

In 2022, we had shipments of approximately 37 million tons of aggregates and specialty materials, including approximately 4 million tons of recycled aggregates. Texas is our largest geographic market, representing approximately 45% of the segment's revenues in 2022. All other states each are less than 10% of segment revenues. Within Texas, we primarily serve the Texas Triangle formed by the Dallas-Fort Worth metro at its northern point in North Texas; the Houston metro at its southeastern edge on the Gulf Coast; and Austin-San Antonio at its western tip in Central Texas. The outlook for construction spending in Texas is favorable with 2023 fiscal year planned Texas Department of Transportation ("TxDOT") lettings of approximately $8.8 billion. In 2022, TxDOT released its 10-year Unified Transportation Program identifying a record $85 billion of infrastructure projects, an increase of $10 billion from the prior year. Population and household formation growth have contributed to a strong residential housing market in recent years, however the recent rise in interest rates has caused a near term slow down, with housing permits, an indication of future construction activity, down approximately 1% in Texas in 2022 compared to the previous year. Non-residential construction activity, while currently negatively impacted by supply chain delays incited by the COVID-19 pandemic, generally follows a strong residential construction cycle on a lagged basis.

Customers and Competitors

For natural and recycled aggregates and specialty materials, our customers include concrete producers; commercial, residential, highway, and general contractors; manufacturers of masonry and building products; and state and local governments.

Shipments of natural and recycled aggregates from an individual quarry or stationary crushing location are generally limited in geographic scope because the cost of transportation to customers is high relative to the value of the product itself. Where practical, we have operations located close to our local markets and, in certain locations, offer portable crushing services at a job site for re-use onsite. Proximity of our active quarries, stationary crushing locations, and strategic reserves to demand centers serve as barriers to entry.

The U.S. aggregates industry is a highly fragmented industry with more than 5,000 producers nationwide. We compete, in most cases, with natural and recycled aggregates producers in the regions where we operate. Many opportunities for consolidation exist. Therefore, companies in the industry tend to grow by acquiring existing facilities to extend their current market positions or enter new markets.

Our specialty materials products enjoy higher barriers to entry than our natural aggregates due to specific mineral properties, specialized manufacturing, or additional processing. Due to the added value in processing, specialty materials have a much wider, multi-state distribution area due to their higher value relative to their distribution costs as compared to natural and recycled aggregates. We compete with specialty materials producers nationwide.

For trench shields and shoring products, our customers are equipment rental dealers and commercial, residential, and industrial contractors. We compete with shoring products manufacturers nationwide.

Raw Material and Suppliers

The primary raw material for our natural aggregates and specialty materials comes from quarries. Natural aggregates and specialty materials can be found throughout the U.S. We have a proven and successful record of securing long-term reserve positions for both current and future mine locations through our employment of exploration teams and the use of professional third parties. Our reserves are critical to our raw material supply and long-term success. We currently estimate that we have 1.2 billion tons of proven and probable natural aggregates and specialty materials reserves strategically located in favorable markets that are expected to require large amounts of aggregates to meet future construction demand. For further discussion of our natural aggregates and specialty materials reserves, please refer to Item 2. "*Properties*."

Recycled aggregates are not dependent on reserves and the primary raw material is demolished concrete which is processed into recycled aggregates. We source raw material both internally and externally primarily from demolition and road removal projects. We control a portion of our raw material needs through demolition services that we provide and source the remainder in competitive markets from third parties. Due to increasing landfill scarcity the acceptance of demolished concrete may be restricted, increasing the availability of raw product at our crushing locations. In addition, in certain markets, we are paid a fee to accept raw product. Our operating permits which allow recycling activities and the strategic location of our stationary crushing sites are competitive advantages.

Engineered Structures.

Products

Through wholly owned subsidiaries, our Engineered Structures segment primarily manufactures and sells steel structures for infrastructure businesses, including utility structures for electricity transmission and distribution, structural wind towers, traffic structures, and telecommunication structures. These products share similar manufacturing competencies and steel sourcing requirements and can be manufactured across our North American footprint. This segment also historically manufactured and sold storage and distribution tanks. See Item 7. "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" for revenues attributable to our Engineered Structures products.

- **Utility Structures:** We are a well-established manufacturer in the U.S. and Mexico of engineered steel utility structures, including tapered steel and lattice structures, for electricity transmission and distribution. We also manufacture pre-stressed concrete poles for utility, lighting, transportation, and telecommunications markets. In 2022, we began construction of a new concrete pole plant in Florida to serve increased grid hardening and renewable energy investment.

- **Wind Towers:** We are one of the leading manufacturers of structural wind towers in the U.S. and Mexico with plants strategically located in wind-rich regions of North America.

- **Traffic Structures:** We manufacture steel traffic structures for use on the U.S. highway and road system primarily serving Florida and adjacent states. Our products include overhead steel sign structures, tolling gantry structures, mast and sign arms, and other custom solutions. We have one dedicated manufacturing plant in Florida and have the capability to manufacture traffic structures in our other Engineered Structures plants.

- **Telecommunication Structures:** We manufacture telecom structures, including self-supporting lattice towers, monopole towers, and guyed towers. We have one manufacturing plant in Oklahoma and have the capability to manufacture telecom structures in our other Engineered Structures plants.

In October 2022, we completed the sale of our storage tanks business.

Markets

Our Engineered Structures segment serves a broad spectrum of infrastructure markets, including electricity transmission and distribution, wind power generation, highway road construction, and wireless communication. We believe we are well-positioned to benefit from significant upgrades in the electrical grid to support enhanced reliability, policy changes encouraging more generation from renewable energy sources, the expansion of new transmission, distribution, and telecommunication infrastructure, and the replacement and growth of the U.S. highway and road system.

Our utility structures business is well-positioned to benefit from significant investment in utility infrastructure. There is strong demand for transmission and distribution structures across the U.S. as much of the utility infrastructure has aged and needs replacement. Global concerns regarding emissions have increased consumer demand for electricity. Upgrades to utility structures are needed to support larger equipment that is required to withstand growing load demand and to allow for connectivity of the grid to renewable energy sources. The IIJA, enacted in November 2021, provides $73 billion in additional federal funding to support the investment needed in the U.S. power grid.

We believe we are well-positioned to benefit from healthy public infrastructure spending in Florida and adjacent states and have opportunities to grow organically into new geographies as well. Additionally, we expect to benefit from continued spending on the buildout of 5G and other wireless networks in North America. We anticipate that the IIJA will be supportive for these businesses as well due to the increased level of highway spending and the provision for $65 billion in additional federal funding for broadband infrastructure.

Demand for new wind energy projects in the U.S. has been supported by the Renewable Electricity Production Tax Credit ("PTC") that was first introduced in 1992, providing a tax credit for electricity produced at each qualifying wind project. Since inception, the PTC has undergone numerous extensions and received varying levels of legislative support, contributing to volatility in the demand for new wind energy installations. Following a multi-year extension in 2015 and a series of annual extensions in 2020 and 2021, the PTC expired at the end of 2021 creating a lapse in support for new wind farm projects beginning in 2022. In August 2022, the Inflation Reduction Act ("IRA") passed, providing a long-term extension of the PTC for new wind farm projects and introduced a new advanced manufacturing tax credit for companies that domestically manufacture and sell clean energy equipment in the U.S. from 2023 to 2032. The wind industry is currently awaiting finalization of the IRA's tax credit rules from the Internal Revenue Service ("IRS"). Subject to further clarification from the IRS, we believe these tax incentives provide a significant multi-year catalyst for our wind towers business. Together with the increased cost competitiveness of wind energy, state renewable fuel mandates, and increasing business acceptance of long-term decarbonization goals, we believe we are well-positioned to benefit from these wind energy incentives.

Customers and Competitors

Through our recognized brands in our utility structures business, we have developed strong relationships with our primary customers, public and private utilities. We compete with both domestic and foreign manufacturers on the basis of product quality, engineering expertise, customer service, and on-time delivery of the product. Sales to our customers, particularly certain large utility customers, are often made through alliance contracts that can extend several years. We also sell into the competitive-bid market, whereby the lowest bidder is awarded the contract, provided all other qualifying criteria are met.

Within our wind towers business, our primary customers are wind turbine producers. We compete with both domestic and foreign producers of towers. Revenues from GE Renewable Energy ("GE") included in our Engineered Structures segment constituted 9.3%, 9.5%, and 15.3% of consolidated revenues for the years ended December 31, 2022, 2021, and 2020, respectively.

Our traffic structures business primarily sells to individual state Departments of Transportation and highway contractors typically in a competitive-bid market.

Our telecom structures business sells to wireless communication carriers and third-party tower lessors and developers.

Raw Materials and Suppliers

The principal material used in our Engineered Structures segment is steel. During 2022, the supply of steel was sufficient to support our manufacturing requirements. Overall steel prices began to rise sharply in late 2020, reaching record levels in 2021. While hot rolled coil prices normalized to more historic levels during 2022, plate steel prices reached new highs before moderating somewhat but remain elevated. Steel prices may be volatile in the future in part as a result of market conditions. We use contract-specific purchasing practices, existing supplier commitments, contractual price escalation provisions, flexing between steel type, and other arrangements with our customers to mitigate the effect of steel price volatility on our operating profit for the year. Arcosa's manufacturing operations also use component parts such as flanges for wind towers. In general, we believe there is enough capacity in the supply industries to meet current production levels without any material impacts. We anticipate our existing contracts and other relationships with multiple suppliers will meet our current production forecasts.

Transportation Products.

Products

Through wholly owned subsidiaries, our Transportation Products segment manufactures and sells inland barges, fiberglass barge covers, winches, marine hardware, and steel components for railcars and other transportation and industrial equipment. See Item 7. "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" for revenues attributable to inland barges and steel components products.

- **Inland Barges:** We have a leading position in the U.S. market for the manufacture of inland barges and fiberglass barge covers. We manufacture a variety of hopper barges, tank barges, deck barges, and fiberglass covers, and provide a full line of deck hardware to the marine industry, including hatches, castings, and winches for barges, towboats, and dock facilities. Dry cargo barges transport various commodities, such as grain, coal, and aggregates. Tank barges transport liquids, including refined products, chemicals, and a variety of petroleum products. Deck barges are used for transportation of heavy, oversized cargo and construction support. Our fiberglass reinforced lift covers are used primarily for grain barges.

- **Steel Components:** We are a recognized manufacturer of steel components for railcars and other transportation equipment. We manufacture axles, circular forgings, and coupling devices for freight, tank, locomotive, and passenger rail transportation equipment, as well as other industrial uses, and provide cast components for use in the industrial and mining sectors.

Markets

Our Transportation Products segment consists of established companies that supply manufactured steel products to the transportation industry.

Our inland barge business serves numerous end-markets through a base of established customers who support the transportation of staple commodities such as grain, coal, aggregates, chemicals, fertilizers, petrochemicals, and refined products. Despite recent declines, the dry and liquid barge replacement cycles are expected to remain fundamentally strong as investments in the aging barge fleet over the last 5 to 6 years have been below long-term average replacement rates (with the exception of 2019 for liquid barges). Approximately 35% of the hopper fleet and 25% of the tank fleet are more than 20 years old. The replacement of these fleets is expected to drive healthy demand based on an assumed 25 to 30-year useful life. In the dry barge industry, scrapping has exceeded new builds every year since 2016 suggesting a strong deferred replacement cycle that we expect will be supported by a recovery in agriculture once plate steel prices normalize after increasing sharply over the last two years. The liquid barge industry is poised to benefit from expected growth in the U.S. petrochemical industry and difficulty in new pipeline permitting and construction.

Our steel component business primarily serves the North American railcar industry, both the new car and maintenance markets, as well as various mining and industrial markets. Demand for steel components is increasing relative to cyclical lows in 2020 and 2021 as the outlook for the new railcar market has improved and reflects a stable level of replacement demand.

Customers and Competitors

Our barge manufacturing facilities are located along the U.S. inland river systems, which allows for rapid delivery to our customers. Our inland barge customers are primarily commercial marine transportation companies, lessors, and industrial shippers. While we compete with several other manufacturers in the U.S., we hold a majority share of the inland barge manufacturing market. We believe we are well-positioned to benefit from the expected fleet replacement cycle in both dry and liquid barges.

Our customers for our steel components businesses are primarily freight and passenger railcar manufacturers, rail maintenance and repair facilities, railroads, steel mills, and mining equipment manufacturers. We compete with both domestic and foreign manufacturers.

Raw Materials and Suppliers

The principal material used in our Transportation Products segment is steel. During 2022, the supply of steel was sufficient to support our manufacturing requirements. Overall steel prices began to rise sharply in late 2020, reaching record levels in 2021. While hot rolled coil prices normalized to more historic levels during 2022, plate steel prices reached new highs before moderating somewhat but remain elevated. Steel prices may be volatile in the future in part as a result of market conditions. We use contract-specific purchasing practices, existing supplier commitments, contractual price escalation provisions, flexing between steel type, and other arrangements with our customers to mitigate the effect of steel price volatility on our operating profit for the year. Arcosa's manufacturing operations also use component parts such as pumps, engines, and hardware for tank barges. In general, we believe there is enough capacity in the supply industries to meet current production levels without any material impacts. We anticipate our existing contracts and other relationships with multiple suppliers will meet our current production forecasts.

Unsatisfied Performance Obligations (Backlog). As of December 31, 2022 and 2021, our backlog of firm orders was as follows:

	December 31, 2022		December 31, 2021	
	(in millions)			
Engineered Structures:				
Utility, wind, and related structures	$	671.3	$	437.5
Storage tanks[1]	$	—	$	22.0
Transportation Products:				
Inland barges	$	225.1	$	92.7

[1] On October 3, 2022, the Company completed the sale of its storage tanks business and its related backlog.

Approximately 57% of the unsatisfied performance obligations for our utility, wind, and related structures in our Engineered Structures segment are expected to be delivered during the year ending 2023, 24% expected to be delivered during the year ending 2024, with the remainder expected to be delivered during the year ending 2025. All of the unsatisfied performance obligations for inland barges in our Transportation Products segment are expected to be delivered during the year ending 2023.

Marketing. We sell substantially all of our products and services through our own sales personnel operating from offices in multiple locations in the U.S. and Mexico. We also use independent sales representatives and distributors.

Human Capital. The Company employed approximately 5,230 employees as of December 31, 2022. The following table presents the approximate headcount breakdown of employees by segment:

	December 31, 2022
Construction Products	1,860
Engineered Structures	2,365
Transportation Products	900
Corporate	105
	5,230

As of December 31, 2022, approximately 4,125 employees were employed in the U.S., 1,090 employees in Mexico, and 15 employees in Canada.

The decrease in employee headcount from December 31, 2021 to December 31, 2022 was largely due to the sale of the storage tanks business.

Employee Health and Safety.

Arcosa is committed to safety across our operations. Our highest priority is the health and safety of our employees. We strive to continuously improve our procedures, processes, and management systems with regard to employee health and safety. These efforts are achieved by promoting safe work practices among employees and contractors and maintaining property and equipment in safe operating conditions. In furtherance of Arcosa's commitment to improving our safety performance, the Company achieved improvements in certain safety metrics during 2022.

In 2019, we launched a reenergized safety initiative, ARC 100, to build a positive and proactively engaged culture of safety excellence. ARC 100 is inspired by the voices of frontline employees, driven by cross-functional teams, and actively supported by visible commitment from senior leaders. During 2022, Arcosa experienced progress in reducing severity and frequency of safety incidents as a result of a continued focus on building a strong safety culture through its ARC 100 safety initiative.

The outbreak and continuance of the COVID-19 pandemic has highlighted the critical importance of focusing on the health and wellness of our employees. As an essential business, we have followed the federal, state, and local guidelines governing our facilities and shared best practices across the organization with the goal of protecting our employees. In 2022, Arcosa continued to monitor and implement safeguards, guidelines, and best practices for COVID-19 mitigation procedures.

Diversity and Inclusion.

Arcosa values diversity and inclusion within its workforce and is committed to a work environment which promotes professionalism and inclusiveness. One of Arcosa's core values is "We Win Together". This belief drives our commitment to a workplace free from discrimination where collaboration, dedication, and unity align to drive favorable results for all stakeholders.

Talent Attraction and Management.

Arcosa believes that its future success is highly dependent upon the Company's continued ability to attract, retain, and motivate qualified employees. As part of the Company's effort to attract and motivate employees, Arcosa offers competitive compensation and benefits, including healthcare and retirement benefits, parental and family leave, and holiday and paid time off.

In 2022, Arcosa launched LEAD: Leadership Exploration and Development. This formal employee development program was created to help identify internal talent, provide skill and competency growth opportunities, and build a deep bench of emerging leaders at the Company.

Arcosa fosters employee development through a variety of leadership and training programs, like LEAD, as well as tuition reimbursement at education institutions, professional society memberships, and relevant conference and symposia attendance.

Seasonality. Results in our Construction Products segment are affected by seasonal fluctuations with the second and third quarters historically being the quarters with the highest revenues.

Intellectual Property. Arcosa owns several patents, trademarks, copyrights, trade secrets, and licenses to intellectual property owned by others. Although Arcosa's intellectual property rights are important to Arcosa's success, we do not regard our business as being dependent on any single patent, trademark, copyright, trade secret, or license. For a discussion of risks related to our intellectual property, please refer to Item 1A. "*Risk Factors* - Risks Related to our Business and Operations."

Governmental Regulation.

Construction Products. Arcosa's Construction Products segment is subject to regulation by the U.S. Mine Safety and Health Administration ("MSHA"), the Health-Safety and Reclamation Code of Ministry of Mines for British Columbia, and various state agencies, and certain specialty materials are regulated by the U.S. Food and Drug Administration ("FDA").

Engineered Structures. Arcosa's Engineered Structures segment is subject to the regulations by the U.S. Department of Transportation ("USDOT") and various state agencies, including state departments of transportation. These agencies promulgate and enforce rules and regulations pertaining, in part, to the manufacture of tanks that are used in the storage, transportation and transport arrangement, and distribution of regulated and non-regulated substances.

Transportation Products. The primary regulatory and industry authorities involved in the regulation of the inland barge industry are the U.S. Coast Guard, the U.S. National Transportation Safety Board, the U.S. Customs Service, the Maritime Administration of the USDOT, and private industry organizations such as the American Bureau of Shipping. These organizations establish safety criteria, investigate vessel accidents, and recommend improved safety standards.

Our steel components businesses that serve the railcar industry are regulated by governmental agencies such as the USDOT and the administrative agencies it oversees, including the Federal Railroad Administration, and industry authorities such as the Association of American Railroads. All such agencies and authorities promulgate rules, regulations, specifications, and operating standards affecting rail-related safety standards for railroad equipment.

Occupational Safety and Health Administration and Similar Regulations. In addition to the regulations described above, our operations are subject to regulation of health and safety matters by the U.S. Occupational Safety and Health Administration ("OSHA") and, within our Construction Products segment, MSHA. We believe that we employ appropriate precautions to protect our employees and others from workplace injuries and harmful exposure to materials handled and managed at our facilities. However, claims that may be asserted against Arcosa for work-related illnesses or injury and the further adoption of occupational and mine safety and health regulations in the U.S. or in foreign jurisdictions in which we operate could increase our operating costs. While we do not anticipate having to make material expenditures in order to remain in substantial compliance with health and safety laws and regulations, we are unable to predict the ultimate cost of compliance.

International Regulations. We ship raw materials to Mexico and manufacture products in Mexico that are sold in the U.S. or elsewhere, which are subject to customs and other regulations. In addition, we are subject to other governmental regulations and authorities in Mexico and other countries where we conduct business that regulate products manufactured, sold, or used in those countries.

Environmental, Health, and Safety. We are subject to federal, state, and international environmental, health, and safety laws and regulations in the U.S., Mexico, and each country in which we operate, including the U.S. Environmental Protection Agency ("USEPA"). These include laws regulating air emissions, water discharge, hazardous materials, and waste management. We have an environmental management structure designed to facilitate and support our compliance with these requirements globally. Although it is our intent to comply with all such requirements and regulations, we cannot provide assurance that we are at all times in compliance. Environmental requirements are complex, change frequently, and have tended to become more stringent over time. Accordingly, we cannot assure that environmental requirements will not change or become more stringent over time or that our eventual environmental costs and liabilities will not be material.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances. At this time, we are involved in various stages of investigation and cleanup related to environmental remediation matters at certain of our facilities. In addition, there may be soil or groundwater contamination at several of our properties resulting from historical, ongoing, or nearby activities.

We cannot ensure that our eventual environmental remediation costs and liabilities will not exceed the amount of our current reserves. In the event that such liabilities were to significantly exceed the amounts recorded, our results of operations could be materially adversely affected. See "Critical Accounting Policies and Estimates" in Item 7. "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and Note 15 of the Notes to Consolidated Financial Statements for further information regarding reserves for environmental matters.

See Item 1A for further discussion of risk factors with regard to environmental, governmental, and other matters.

Information About Our Executive Officers. The following table sets forth the names and ages of all our executive officers, their positions and offices presently held by them, and the year each person first became an officer.

Name	Age	Office	Officer Since
Antonio Carrillo	56	President and Chief Executive Officer	2018
Gail M. Peck	55	Chief Financial Officer	2018
Reid S. Essl	41	Group President	2018
Kerry S. Cole	54	Group President	2018
Jesse E. Collins, Jr.	56	Group President	2018
Bryan P. Stevenson	49	Chief Legal Officer	2018
Mary E. Henderson	64	Chief Accounting Officer	2018

Antonio Carrillo serves as Arcosa's President and Chief Executive Officer, as well as a member of its Board of Directors. From April 2018 until the Separation, Mr. Carrillo served as the Senior Vice President and Group President of Construction, Energy, Marine and Components of Trinity. From 2012 to February 2018, Mr. Carrillo served as the Chief Executive Officer of Orbia Advance Corporation (formerly known as Mexichem S.A.B. de C.V.), a publicly traded global specialty chemical company. Prior to joining Orbia, Mr. Carrillo spent 16 years at Trinity where he served as Senior Vice President and Group President of Trinity's Energy Equipment Group and was responsible for Trinity's Mexico operations. Mr. Carrillo previously served as a director of Trinity from 2014 until the Separation in 2018 and served as a director of Dr. Pepper Snapple Group, Inc. from 2015 to 2018. Mr. Carrillo currently serves as a director of NRG Energy, Inc. where he was appointed in 2019.

Gail M. Peck was appointed as Arcosa's Chief Financial Officer in May 2021. Previously, she served as the Senior Vice President, Finance and Treasurer at Arcosa. From 2010 until the Separation, Ms. Peck served as Vice President, Finance and Treasurer of Trinity. From 2004 to 2009, she served as Vice President and Treasurer for Centex Corporation, a diversified building company.

Reid S. Essl serves as a Group President at Arcosa. From 2016 until the Separation, Mr. Essl served as the President of Trinity Construction Materials and from 2013 to 2016, Mr. Essl served as the Group Chief Financial Officer of the Construction, Energy, Marine, and Components businesses of Trinity. In his 14 years at Trinity, Mr. Essl held a variety of operational, financial, strategic planning, and business development positions.

Kerry S. Cole serves as a Group President at Arcosa. From 2016 until the Separation, Mr. Cole served as President of Trinity Electrical Products which included oversight for the Trinity Structural Towers and Trinity Meyer Utility Structures business units. Prior to this role, Mr. Cole served as President of Trinity Structural Towers business unit from 2007 to 2016. From 2000 to 2007, he served in a variety of operations and manufacturing leadership positions at Trinity spanning Mining and Construction Equipment, Heads, and Structural Bridge business units.

Jesse E. Collins, Jr. serves as a Group President at Arcosa. From 2016 until the Separation, Mr. Collins served as the President of Trinity Parts and Components, which included McConway & Torley, Standard Forged Products, and the business of McKees Rocks Forgings. From 2014 to 2016, he served as President of Trinity Cryogenics. From 2008 to 2013, Mr. Collins served as Executive Vice President and Chief Operating Officer at Broadwind Energy serving wind energy, transportation, and infrastructure markets, prior to which he held various management and executive positions at Trinity from 1993 to 2007.

Bryan P. Stevenson serves as the Chief Legal Officer at Arcosa. From 2015 until the Separation, Mr. Stevenson was the Vice President, Associate General Counsel and Corporate Secretary for Trinity. Prior to joining Trinity, Mr. Stevenson was Vice President, General Counsel and Secretary for CarParts, Inc. (formerly known as U.S. Auto Parts Network, Inc.), an online provider of automotive parts, from 2011 to 2015.

Mary E. Henderson serves as the Chief Accounting Officer at Arcosa. From 2010 until the Separation, Ms. Henderson served as Vice President and Chief Accounting Officer of Trinity. Ms. Henderson joined Trinity in 2003 and served in a variety of leadership positions including Corporate Controller, Assistant Corporate Controller, and Director of External Reporting.

Item 1A. *Risk Factors.*

Arcosa's business, liquidity and financial condition, results of operations, and stock price may be impacted by a number of factors. In addition to the factors discussed elsewhere in this report, the following risks and uncertainties could materially harm its business, liquidity and financial condition, results of operations, or stock price, including causing its actual results to differ materially from those projected in any forward-looking statements. The following list of material risk factors is not all-inclusive or necessarily in order of importance. Additional risks and uncertainties not presently known to Arcosa or that it currently deems immaterial also may materially adversely affect it in future periods.

Risks Related to our Business and Operations.

The global COVID-19 pandemic and other similar outbreaks may adversely affect Arcosa's business.

Arcosa's business may be adversely affected if a pandemic or outbreak of an infectious disease occurs. For example, the outbreak of COVID-19, including its variants, has disrupted global trade, commerce, financial and credit markets, and daily life throughout the world. If federal, state, or local authorities determine that Arcosa's operations are non-essential or non-critical, or if one or more of Arcosa's facilities become subject to governmental ordered closure, voluntary temporary closure, closure from a COVID-19 outbreak within the facility, or closure for other COVID-19 related reason, the business as a whole could be materially affected.

In addition, certain of Arcosa's workers and operations are located in areas where travel and curfew restrictions or other regulatory restrictions have or could be imposed with respect to the COVID-19 pandemic, such as Mexico. Disruptions to Arcosa's cross-border business transactions and activities caused by COVID-19 could materially affect Arcosa's business. The negative impact on the economy from the COVID-19 pandemic could cause customers to postpone projects, cancel or delay orders, or file bankruptcy. The extent to which the COVID-19 pandemic and other similar outbreaks impact our business will depend on numerous evolving factors that we may not be able to accurately predict.

Many of the industries in which Arcosa operates are subject to global market volatility and economic cyclicality.

Instability in the global economy, negative conditions in the global credit markets, volatility in the industries that Arcosa's products serve, fluctuations in commodity prices, changes in legislative policy, adverse changes in the availability of raw materials and supplies, or adverse changes in the liquidity and financial condition of Arcosa's customers could lead to a reduction in orders for Arcosa's products and customers' requests for deferred deliveries of Arcosa's backlog orders. Additionally, such events could result in Arcosa's customers' attempts to unilaterally cancel or terminate firm contracts or orders in whole or in part resulting in contract or purchase order breaches which could result in increased commercial litigation costs.

If volatile conditions in the global credit markets prevent our customers' access to credit, product order volumes may decrease, or customers may default on payments owed to Arcosa. Likewise, if Arcosa's suppliers face challenges obtaining credit, selling their products to customers that require purchasing credit, or otherwise operating their businesses, the supply of materials Arcosa purchases from them to manufacture its products may be interrupted.

Periodic downturns in economic conditions usually have a significant adverse effect on cyclical industries in which Arcosa participates due to decreased demand for new and replacement products. Decreased demand could result in lower sales volumes, lower prices, and/or a decline in or loss of profits. The barge industry in particular has previously experienced sharp cyclical downturns and at such times operated with a minimal backlog. While the business cycles of Arcosa's different operations may not typically coincide, an economic downturn could affect disparate cycles contemporaneously.

Any of the foregoing market or industry conditions or events could result in reductions in Arcosa's revenues, increased price competition, or increased operating costs.

Arcosa operates in highly competitive industries. Arcosa may not be able to sustain its market positions, which may impact its financial results.

Arcosa faces intense competition in all geographic markets and each industry sector in which it operates. In addition to price, Arcosa faces competition in respect to product performance and technological innovation, substitution, quality, reliability of delivery, customer service, and other factors. The effects of this competition, which is often intense, could reduce Arcosa's revenues and operating profits, limit Arcosa's ability to grow, increase pricing pressure on Arcosa's products, and otherwise affect Arcosa's financial results.

Arcosa depends on its key management employees, and Arcosa may not be able to retain their services in the future.

Arcosa's success depends on the continued services of its executive team and key management employees, none of whom currently have an employment agreement with Arcosa. Arcosa may not be able to retain the services of its executives and key management in the future. The loss of the services of one or more executives or key members of Arcosa's management team, or Arcosa's inability to successfully develop talent for succession planning, could result in increased costs associated with attracting and retaining a replacement and could disrupt Arcosa's operations and result in a loss of revenues.

A material disruption at one or more of Arcosa's manufacturing facilities or other facilities or in Arcosa's supply chain could have a material adverse effect on us.

Arcosa owns and operates manufacturing facilities of various ages and levels of automated control and relies on a number of third parties as part of Arcosa's supply chain, including for the efficient distribution of products to Arcosa's customers. Any disruption at one of Arcosa's manufacturing facilities or within Arcosa's supply chain could prevent Arcosa from meeting demand or require Arcosa to incur unplanned capital expenditures. Older facilities are generally less energy-efficient and are at an increased risk of breakdown or equipment failure, resulting in unplanned downtime. Any unplanned downtime at Arcosa's facilities, including due to a pandemic related shutdown or work stoppage, may cause delays in meeting customer timelines, result in liquidated damages claims, or cause Arcosa to lose or harm customer relationships.

Moreover, manufacturing facilities or other facilities can unexpectedly stop operating because of events unrelated to Arcosa or beyond its control, including fires and other industrial accidents, floods and other severe weather events, natural disasters, environmental incidents or other catastrophes, utility and transportation infrastructure disruptions, shortages of raw materials, acts of war or terrorism, and a pandemic related shutdown or work stoppage. Work stoppages, whether union-organized or not, can also disrupt operations at manufacturing facilities.

Furthermore, any shortages in trucking, rail, barge, or container shipping capacity, any increase in the cost thereof, or any other disruption to those transportation systems, including due to a pandemic related shutdown or work stoppage, could limit Arcosa's ability to deliver its products in a timely manner or at all. Any material disruption at one or more of Arcosa's facilities or those of Arcosa's customers or suppliers or otherwise within Arcosa's supply chain, whether as a result of downtime, facility damage, an inability to deliver Arcosa's products or otherwise, could prevent Arcosa from meeting demand, require Arcosa to incur unplanned capital expenditures, or cause other material disruption to Arcosa's operations, any of which could have a material adverse effect on Arcosa's business.

Equipment failures or extensive damage to Arcosa's facilities, including as might occur as a result of natural disasters, could lead to production, delivery or service curtailments or shutdowns, loss of revenue or higher expenses.

Arcosa operates a substantial amount of equipment at its production facilities, several of which are located in areas that may experience adverse weather, including extreme temperatures, tornados, and hurricanes, or are located on navigable waterways, subject to potential flooding and other excessive or low water conditions on one or more rivers that serve Arcosa facilities. An interruption in operations at Arcosa's facilities, as a result of equipment or technology failure or acts of nature, including non-navigation orders, could reduce or prevent Arcosa's production, delivery, service, or repair of Arcosa's products and increase Arcosa's costs and expenses. A halt of production at any of Arcosa's manufacturing facilities could severely affect delivery times to Arcosa's customers. While Arcosa maintains emergency response and business recovery plans that are intended to allow Arcosa to recover from natural disasters that could disrupt Arcosa's business, Arcosa cannot provide assurances that its plans would fully protect Arcosa from the effects of all such disasters. In addition, insurance may not adequately compensate Arcosa for any losses incurred as a result of natural or other disasters, which may adversely affect Arcosa's financial condition. Any significant delay in deliveries not otherwise contractually mitigated by favorable force majeure or other provisions could result in cancellation of all or a portion of Arcosa's orders, cause Arcosa to lose future sales, and negatively affect Arcosa's reputation and Arcosa's results of operations.

Delays in construction projects and any failure to manage Arcosa's inventory could have a material adverse effect on us.

Many of Arcosa's products are used in large-scale construction projects which generally require a significant amount of planning and preparation before construction commences. However, construction projects can be delayed and rescheduled for a number of reasons, including unanticipated soil conditions, adverse weather or flooding, changes in project priorities, financing issues, difficulties in complying with environmental and other government regulations or obtaining permits, additional time required to acquire rights-of-way or property rights, and a pandemic related shutdown or work stoppage. These delays may create unplanned downtime, increasing costs and inefficiencies in Arcosa's operations, and increased levels of obsolete inventory.

Additionally, Arcosa maintains an inventory of certain products that meet standard specifications and are ultimately purchased by a variety of end users. Arcosa forecasts demand for these products to ensure that it keeps sufficient inventory levels of certain products that Arcosa expects to be in high demand and limits its inventory for which Arcosa does not expect much interest. However, Arcosa's forecasts are not always accurate and unexpected changes in demand for these products, whether because of a change in preferences or otherwise, can lead to increased levels of obsolete inventory. Any delays in construction projects and Arcosa's customers' orders or any inability to manage Arcosa's inventory could have a material adverse effect.

The seasonality of Arcosa's business and its susceptibility to severe and prolonged periods of adverse weather and other conditions could have a material adverse effect on us.

Demand for Arcosa's products in some markets is typically seasonal, with periods of snow or heavy rain negatively affecting construction activity. For example, sales of Arcosa's products are somewhat higher from spring through autumn when construction activity is greatest. Construction activity declines in these markets during the winter months in particular due to inclement weather, frozen ground, and fewer hours of daylight. Construction activity and Arcosa's ability to deliver products on time or at all to its customers can also be affected in any period by public holidays, vacation periods, and adverse weather conditions such as extreme temperature, hurricanes, severe storms, torrential rains and floods, low river levels, natural disasters such as fires and earthquakes, a pandemic related shutdown or work stoppage, and similar events, any of which could reduce demand for Arcosa's products, push back existing orders to later dates or lead to cancellations.

Additionally, the seasonal nature of Arcosa's business has led to variation in Arcosa's quarterly results in the past and is expected to continue to do so in the future. This general seasonality of Arcosa's business and any severe or prolonged adverse weather conditions or other similar events could have a material adverse effect.

Risks related to Arcosa's operations outside of the U.S., particularly Mexico, could decrease Arcosa's profitability.

Arcosa's operations outside of the U.S. are subject to the risks associated with cross-border business transactions and activities. Political, legal, trade, economic change or instability, criminal activities, or social unrest could limit or curtail Arcosa's respective foreign business activities and operations, including the ability to hire and retain employees. Violence in Mexico associated with drug trafficking is continuing. Arcosa has not, to date, been materially affected by any of these risks, but Arcosa cannot predict the likelihood of future effects from such risks or any resulting adverse impact on Arcosa's business. Arcosa ships raw materials to Mexico and manufactures products in Mexico that are sold in the U.S. or elsewhere, which are subject to customs and other regulations and the transportation and import of such products may be disrupted. Some foreign countries where Arcosa operates have regulatory authorities that regulate products sold or used in those countries. If Arcosa fails to comply with the applicable regulations related to the foreign countries where Arcosa operates, Arcosa may be unable to market and sell its products in those countries or could be subject to administrative fines or penalties.

In addition, with respect to operations in Mexico and other foreign countries, unexpected changes in the political environment, laws, rules, and regulatory requirements; tariffs and other trade barriers, including regulatory initiatives for buying goods produced in America; more stringent or restrictive laws, rules and regulations relating to labor or the environment; adverse tax consequences; price exchange controls and restrictions; regulations affecting cross-border rail and vehicular traffic; or availability of commodities, including gasoline and electricity, could limit operations affecting production throughput and making the manufacture and distribution of Arcosa's products less timely or more difficult.

Furthermore, any material change in the quotas, regulations or duties on imports imposed by the U.S. government and agencies or on exports by the government of Mexico or its agencies, could affect Arcosa's ability to export products that Arcosa manufactures in Mexico. Failure to comply with such import and export regulations could result in significant fines and penalties.

Because Arcosa has operations outside the U.S., Arcosa could be adversely affected by final judgments of non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 ("FCPA") or import/export rules and regulations and similar anti-corruption, anti-bribery, or import/export laws of other countries. As a result of our policy to comply with the FCPA and similar anti-bribery laws, we may be at a competitive disadvantage to competitors that are not subject to, or do not comply with, such laws.

Arcosa's margins may be affected as a result of inflation.

Arcosa's margins may be negatively impacted by increased costs resulting from inflationary pressures in the market, including increased costs for fuel, energy, and steel. Under varying circumstances, Arcosa may take actions to minimize these inflationary risks, but such efforts may not be effective in mitigating the impact on Arcosa's margins.

Arcosa may incur increased costs due to fluctuations in interest rates and foreign currency exchange rates.

Arcosa is exposed to risks associated with fluctuations in interest rates and changes in foreign currency exchange rates. Under varying circumstances, Arcosa may seek to minimize these risks using hedges and similar financial instruments and other activities, although these measures, if and when implemented, may not be effective. Any material and untimely changes in interest rates or exchange rates could adversely impact our business.

Fluctuations in the price and supply of raw materials and parts and components used in the production of Arcosa's products and the availability of natural aggregates, recycled aggregates, and specialty materials reserves could have a material adverse effect on its ability to cost-effectively manufacture and sell its products. In some instances, Arcosa relies on a limited number of suppliers for certain raw materials, parts, and components needed in its production.

A significant portion of Arcosa's business depends on the adequate supply of numerous specialty and other parts and components at competitive prices. Arcosa's manufacturing operations partially depend on Arcosa's ability to obtain timely deliveries of raw materials, parts, and components in acceptable quantities and quality from Arcosa's suppliers. Certain raw materials, parts, and components for Arcosa's products are currently available from a limited number of suppliers and, as a result, Arcosa may have limited control over pricing, availability, and delivery schedules. If Arcosa is unable to purchase a sufficient quantity of raw materials, parts, and components on a timely basis, Arcosa could face disruptions in its production and incur delays while Arcosa attempts to engage alternative suppliers. Fewer suppliers could result from unimproved or worsening economic or commercial conditions, potentially increasing Arcosa's rejections for poor quality and requiring Arcosa to source unknown and distant supply alternatives. Any such disruption or conditions could harm Arcosa's business.

The principal material used in Arcosa's manufacturing segments is steel. Market steel prices may exhibit periods of volatility and increased steel prices could negatively impact demand for Arcosa's products like barges. Steel prices may experience further volatility as a result of scrap surcharges assessed by steel mills, tariffs, and other market factors. Arcosa may use contract-specific purchasing practices, supplier commitments, contractual price escalation provisions, and other arrangements with Arcosa's customers to mitigate the effect of this volatility on Arcosa's operating profits for the year. To the extent that Arcosa does not have such arrangements in place, a change in steel prices could materially lower Arcosa's profitability. In addition, meeting production demands is dependent on Arcosa's ability to obtain a sufficient amount of steel. An unanticipated interruption in Arcosa's supply chain could have an adverse impact on both Arcosa's margins and production schedules.

A part of the operations in Arcosa's Construction Products segment includes the mining of natural aggregates and specialty materials reserves. The success and viability of these operations depend on the accuracy of Arcosa's reserve estimates, the costs of production and the ability to economically distribute the natural aggregates and specialty materials. Estimates for natural aggregate and specialty materials reserves and for the costs of production of such reserves depend upon a variety of factors and assumptions, many of which involve uncertainties beyond Arcosa's control, such as geological and mining conditions that may not be identifiable. In addition, Arcosa's success in recovering natural aggregates and specialty materials depends on the ability to secure new reserve locations and permits to mine such reserves in areas that make distribution of materials economically viable. Community engagement and maintaining good relations within the communities that we operate is important to retaining and securing permits. Inaccuracies in reserve estimates and production costs, and the inability to secure locations and permits for future operations could negatively affect our results of operations. The success and viability of Arcosa's recycled aggregates operation depends on Arcosa's success in procuring supply stock for processing recycled materials into recycled aggregates. The inability to maintain and secure locations and permits for recycled aggregates operations could negatively affect our results of operations.

Reductions in the availability of energy supplies or an increase in energy costs may increase Arcosa's operating costs.

Arcosa uses electricity and various gases, including natural gas, at Arcosa's manufacturing facilities and uses diesel fuel in vehicles to transport Arcosa's products to customers and to operate its plant equipment. An outbreak or escalation of hostilities between the U.S. and any foreign power or between other foreign powers, such as the war in Ukraine, could result in a real or perceived shortage of petroleum and/or natural gas, which could result in an increase in the cost of natural gas or energy in general. Extreme weather conditions and natural occurrences such as extreme temperatures, hurricanes, tornadoes, and floods could result in varying states of disaster and a real or perceived shortage of petroleum and/or natural gas, including rationing thereof, potentially resulting in unavailability or an increase in natural gas prices, electricity prices, or other general energy costs. Speculative trading in energy futures in the world markets could also result in an increase in natural gas and general energy cost. Future limitations on the availability (including limitations imposed by increased regulation or restrictions on rail, road, and pipeline transportation of energy supplies as well as other potential supply chain limitations) or consumption of petroleum products and/or an increase in energy costs, particularly natural gas for plant operations and diesel fuel for vehicles and plant equipment, could have an adverse effect upon our ability to conduct Arcosa's business cost effectively.

The inability to hire and retain skilled or professional labor could adversely impact Arcosa's operations.

Arcosa depends on professional labor across its businesses and skilled labor in the manufacture, maintenance, and repair of Arcosa's products. Some of Arcosa's facilities are located in areas where demand for skilled laborers may exceed supply. If Arcosa is unable to hire and retain these skilled laborers, including welders, Arcosa may be limited in its ability to maintain or increase production rates and could increase Arcosa's labor costs.

Some of Arcosa's employees belong to labor unions and strikes or work stoppages could adversely affect Arcosa's operations.

Arcosa is a party to collective bargaining agreements with various labor unions at some of Arcosa's operations in the U.S. and Canada and all of Arcosa's operations in Mexico. Disputes with regard to the terms of these agreements or Arcosa's potential inability to negotiate acceptable contracts with these unions in the future could result in, among other things, strikes, work stoppages, or other slowdowns by the affected workers and Arcosa could experience a significant disruption of its operations and higher ongoing labor costs. In addition, Arcosa could face higher labor costs in the future as a result of severance or other charges associated with lay-offs, shutdowns, or reductions in the size and scope of its operations or difficulties of restarting Arcosa's operations that have been temporarily shuttered.

Potential expansion of our business may expose us to new business, regulatory, political, operational, financial, and economic risks associated with such expansion, both inside and outside of the U.S.

Previously, we have expanded and plan in the future to expand our business and operations, and this expansion may involve expansion into markets (either inside or outside the U.S.) in which we have limited operating experience, including with respect to seeking regulatory approvals, becoming subject to regulatory authorities, and marketing or selling products. Further, our operations in new foreign markets may be adversely affected by a number of factors, including: general economic conditions and monetary and fiscal policy; financial risks, such as longer payment cycles, difficulty in collecting from international customers, the effect of local and regional financial crises, and exposure to foreign currency exchange rate fluctuations and controls; multiple, conflicting, and changing laws and regulations such as export and import restrictions, employment laws, regulatory and local zoning requirements, and other governmental approvals, permits, and licenses; interest rates and taxation laws and policies; increased government regulation; social stability; and political, economic, or diplomatic developments. Certain jurisdictions have, from time to time, experienced instances of civil unrest and hostilities, both internally and with neighboring countries. Rioting, military activity, terrorist attacks, or armed hostilities could cause our operations in such jurisdictions to be adversely affected or suspended. We generally do not have insurance for losses and interruptions caused by terrorist attacks, military conflicts, and wars.

Any of these factors could significantly harm our potential business or international expansion and our operations.

The limited number of customers for certain of Arcosa's products, the variable purchase patterns of Arcosa's customers in all of its segments, the impact of inflation on principal raw material prices, including steel prices with respect to the order of new barges, and the timing of completion, delivery, and customer acceptance of orders may cause Arcosa's revenues and income from operations to vary substantially each quarter, potentially resulting in significant fluctuations in its quarterly results.

Some of the markets Arcosa serves have a limited number of customers. The volumes purchased by customers in each of Arcosa's business segments vary from year to year, and not all customers make purchases every year. Additionally, the inflationary pressures on principal raw material prices, like steel, may result in a delay in orders from Arcosa's customers, including but not limited to, a customer's decision to place or delay orders for new barges due to fluctuations in the price of steel. As a result, the order levels for Arcosa's products have varied significantly from quarterly period to quarterly period in the past and may continue to vary significantly in the future. Therefore, Arcosa's results of operations in any particular quarterly period may also vary. As a result of these quarterly fluctuations, Arcosa believes that comparisons of its sales and operating results between quarterly periods may not be meaningful and should not be relied upon as indicators of future performance.

The loss of revenues attributable to one of our customers could negatively impact our business.

GE Renewable Energy, a customer in our Engineered Structures segment, accounted for approximately 9.3% of our consolidated revenues in 2022 down from 9.5% of consolidated revenues in 2021. The loss of revenues attributable to this customer could have a material adverse effect on Arcosa's business.

Arcosa may not be able to successfully identify, consummate or integrate acquisitions, and acquisitions may bring additional known and unknown risks to Arcosa's business.

Arcosa expects to routinely engage in the search for growth opportunities, including assessment of merger and acquisition prospects in new markets and/or products. However, Arcosa may not be able to identify and secure suitable opportunities. Arcosa's ability to consummate any acquisitions on terms that are favorable to Arcosa may be limited by a number of factors, such as competition for attractive targets and, to the extent necessary, Arcosa's ability to obtain financing on satisfactory terms, if at all.

In addition, any merger or acquisition into which Arcosa may enter is subject to known and unknown risks of such business, new lines of business, markets, downturn of such markets, and/or products and integrating such business, regulatory compliance or zoning requirements, financial systems, markets, and/or products into Arcosa's businesses and culture. For example, the acquisitions of StonePoint and Southwest Rock brought new lines of businesses to Arcosa, including asphalt production, and expose Arcosa to new geographic markets. The failure to successfully integrate such mergers or acquisitions could prevent Arcosa from achieving the anticipated operating and cost synergies or long-term strategic benefits from such transactions.

If Arcosa is not able to successfully integrate its transactions to any material degree, such failure of a successful integration could result in unexpected claims or otherwise have a material adverse effect on Arcosa's business. Integration risks include the following: (i) the diversion of management's time and resources to integration matters from other Arcosa matters; (ii) difficulties in achieving business opportunities and growth prospects of the acquired business; (iii) difficulties in managing the expanded operations; and (iv) challenges in retaining key personnel.

Acquisitions and divestitures bring risks that the counterparties to the transactions may fail to perform.

Certain acquisitions and divestitures may require Arcosa's counterparties to indemnify Arcosa for certain liabilities, including, but not limited to, certain liabilities related to product warranties. However, third parties could also seek to hold Arcosa responsible for these liabilities that Arcosa's counterparties agreed to provide indemnification for, and there can be no assurance that the indemnity from these counterparties or any insurance will be sufficient to protect Arcosa against the full amount of such potential liabilities, or that the counterparties will be able to fully satisfy their indemnification obligations.

Acquisitions or divestitures may bring known and unknown risks to Arcosa, and Arcosa may fail to realize all of the anticipated benefits of the acquisitions or divestitures or those benefits may be delayed.

Arcosa has grown through acquisitions. Arcosa's anticipated benefits from acquisitions may not be realized. A downturn in the new markets brought with acquisitions could have a disproportionate adverse impact on the acquired company's business. An element of Arcosa's long-term strategy is to reduce the complexity and cyclicality of the overall business, which may result in divestitures which have known and unknown risks. Some or all of Arcosa's anticipated benefits from any divestiture, like further simplification of Arcosa's business, may not be realized. If any of these divestiture-related risks occur, they could result in a material adverse effect on Arcosa's business.

Arcosa's indebtedness restricts its current and future operations, which could adversely affect its ability to respond to changes in its business and manage its operations.

Arcosa is a party to the Amended and Restated Credit Agreement (the "Credit Agreement"), by and among Arcosa, as borrower, and the lenders party thereto and the Indenture by and among Arcosa, certain of its subsidiaries which are guarantors and the trustee (the "Indenture") pursuant to which $400 million of 4.375% senior notes due 2029 (the "Senior Notes") (the Credit Agreement, Indenture, and Senior Notes, collectively, the "Financing Documents") were issued. The Financing Documents contain a number of covenants potentially restricting the operations and financial condition of Arcosa and certain of its subsidiaries. These covenants could have an adverse effect on Arcosa's business by limiting its ability to take advantage of financing, merger and acquisition, or other opportunities. The breach of any of these covenants or restrictions could result in a default under the Financing Documents.

For more information on the restrictive covenants in the Financing Documents and the Indenture, see "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*-Liquidity and Capital Resources." Arcosa's ability to comply with these agreements may be affected by events beyond its control, including prevailing economic, financial, and industry conditions.

The phaseout of the London Interbank Offered Rate (LIBOR) and the replacement of LIBOR with a different reference rate may have an adverse effect on Arcosa's business.

The United Kingdom's Financial Conduct Authority (the authority that regulates LIBOR) has announced that it would phase out the most popular LIBOR indices by the end of June 2023. In the U.S., the Alternative Reference Rates Committee has identified the Secured Overnight Financing Rate ("SOFR") as its preferred alternative to LIBOR. Arcosa's revolving credit facility, term loan, and other financial instruments utilize LIBOR or an alternative benchmark reference rate for calculating the applicable interest rate. Arcosa anticipates entering into an amendment to its revolving credit facility, term loan, and other financial instruments to replace LIBOR with SOFR prior to the completion of the LIBOR phase-out. This anticipated replacement may adversely affect interest rates and result in higher borrowing costs. This could materially and adversely affect Arcosa's business and ability to acquire debt financing.

Our business is subject to significant regulatory compliance in the U.S., Mexico, and other countries where we do business.

We are subject to various governmental regulations in the U.S., Mexico, and other countries where we do business related to occupational safety and health, labor, and business practices. Failure to comply with current or future regulations or operating permits could result in the imposition of substantial fines, suspension of production, alterations of our production processes, cessation of operations, or other actions which could harm our business.

Although we believe that we are in material compliance with all applicable regulations and operating permits material to our business operations, amendments to existing statutes and regulations, adoption of new statutes and regulations, modification of existing operating permits, or entering into new lines of business could require us to continually alter our methods of operation and/or discontinue the sale of certain of our products resulting in costs to us that could be substantial. We may not be able, for financial or other reasons, to comply with applicable laws, rules, regulations, and permit requirements. Our failure to comply with applicable laws, rules, regulations, or permit requirements could subject us to civil remedies, including substantial fines, penalties, and injunctions, as well as possible criminal sanctions, which would, if of significant magnitude, materially adversely impact our future business. If the SEC's proposed climate disclosure requirements are adopted on substantially similar terms as proposed, we will be required to incur significant time and money to comply with the disclosure requirements and may be required to modify certain of our operations. These compliance costs could adversely impact our future business.

Violations of or changes in the regulatory requirements applicable to the industries in which Arcosa operates or will operate may have a material adverse effect on Arcosa's business.

Arcosa's Transportation Products segment is subject to regulation by, among others, the U.S. Coast Guard; the U.S. National Transportation Safety Board; the U.S. Customs Service; the Maritime Administration of the USDOT and private industry organizations such as the American Bureau of Shipping and the Association of American Railroads. These organizations establish safety criteria, investigate vessel accidents, and recommend improved safety standards.

Arcosa's Construction Products segment is subject to regulation by MSHA, USEPA, FDA, and various state agencies.

Arcosa's Engineered Structures segment is subject to the regulations by the USDOT and various state agencies, including state departments of transportation.

Arcosa's operations are also subject to regulation of health and safety matters by OSHA and MSHA. In addition, our business is subject to additional regulatory requirements in Mexico and other countries where we conduct business.

Future regulatory changes, new lines of business which are covered by regulatory agencies that Arcosa has not previously been subject to, or the determination that Arcosa's current or future products or processes are not in compliance with applicable requirements, rules, regulations, specifications, standards or product testing criteria might result in additional operating expenses, administrative fines or penalties, product recalls, reputational harm, or loss of business that could have a material adverse effect on Arcosa's business. For example, the U.S. barge industry relies, in part, on the Jones Act, and changes to or a repeal of the legislation could have a material adverse impact on Arcosa's barge business and revenues. In addition, the impact of a government shutdown could have a material adverse effect on Arcosa's revenues, profits, and cash flows. Arcosa relies on government personnel to conduct certain routine business processes related to the inspection and delivery of certain products that, if disrupted, could have an immediate impact on Arcosa's revenues and business.

Arcosa is subject to health and safety laws and regulations and any failure to comply with any current or future laws or regulations could have a material adverse effect on us.

Manufacturing and construction sites are inherently dangerous workplaces. Arcosa's manufacturing sites often put Arcosa's employees and others in close proximity with large pieces of mechanized equipment, moving vehicles, chemical and manufacturing processes, heavy products and other items, and highly regulated materials. As a result, Arcosa is subject to a variety of health and safety laws and regulations dealing with occupational health and safety. Unsafe work sites have the potential to increase employee turnover and raise Arcosa's operating costs. Arcosa's safety record can also impact Arcosa's reputation. Arcosa maintains functional groups whose primary purpose is to ensure Arcosa implements effective work procedures throughout Arcosa's organization and take other steps to ensure the health and safety of Arcosa's work force, but there can be no assurances these measures will be successful in preventing injuries or violations of health and safety laws and regulations. Any failure to maintain safe work sites or violations of applicable health and safety standards and laws, including those related to COVID-19, could expose Arcosa to significant financial losses and reputational harm, as well as civil and criminal liabilities, any of which could have a material adverse effect on Arcosa's business.

Arcosa has potential exposure to environmental liabilities that may increase costs and lower profitability.

Arcosa is subject to comprehensive federal, state, local, and foreign environmental laws and regulations relating to: (i) the release or discharge of regulated materials into the environment at Arcosa's facilities or with respect to Arcosa's products while in operation; (ii) the management, use, processing, handling, storage, transport and transport arrangement, and disposal of hazardous and non-hazardous waste, substances, and materials; and (iii) other activities relating to the protection of human health and the environment. Such laws and regulations expose Arcosa to liability for its own acts and in certain instances potentially expose Arcosa to liability for the acts of others. These laws and regulations also may impose liability on Arcosa currently under circumstances where at the time of the action taken, Arcosa's acts or those of others complied with then applicable laws and regulations. In addition, such laws may require significant expenditures to achieve compliance, and are frequently modified or revised to impose new obligations. Civil and criminal fines and penalties may be imposed for non-compliance with these environmental laws and regulations. Arcosa's operations involving hazardous materials also raise potential risks of liability under common law.

Environmental operating permits are, or may be, required for Arcosa's operations under these laws and regulations. These operating permits are subject to modification, renewal, and revocation. Although Arcosa regularly monitors and reviews its operations, procedures, and policies for compliance with Arcosa's operating permits and related laws and regulations, the risk of environmental liability is inherent in the operation of Arcosa's businesses.

However, future events, such as changes in, or modified interpretations of, existing environmental laws and regulations or enforcement policies, or further investigation or evaluation of the potential health hazards associated with the manufacture of Arcosa's products and related business activities and properties, may give rise to additional compliance and other costs that could have a material adverse effect on Arcosa's business. In 2021, Arcosa began operating an underground limestone mine in Pennsylvania, which involves unique potential environmental and safety risks and hazards inherent to underground mining operations. This may give rise to additional compliance and other costs that could have a material adverse effect on Arcosa's business.

In addition to environmental laws, the transportation of commodities by rail, barge, or container raises potential risks in the event of an accident that results in the release of an environmentally sensitive substance. Generally, liability under existing laws for an accident depends upon causation analysis and the acts, errors, or omissions, if any, of a party involved in the transportation activity, including, but not limited to, the shipper, the buyer, and the seller of the substances being transported, or the manufacturer of the barge, container, or its components. Additionally, the severity of injury or property damage arising from an incident may influence the causation responsibility analysis, exposing Arcosa to potentially greater liability. Under certain circumstances, strict liability concepts may apply. If Arcosa is found liable in any such incidents, it could have a material adverse effect on Arcosa's business.

Responding to claims relating to improper handling, transport, storage, or disposal of hazardous materials could be time consuming and costly.

We use controlled hazardous materials in our business and generate wastes that are regulated as hazardous wastes under U.S. federal, state, and local environmental laws and under equivalent provisions of law in those and other jurisdictions in which our manufacturing facilities are located. Our use of these substances and materials is subject to stringent, and periodically changing, regulation that can impose costly compliance obligations on us and have the potential to adversely affect our manufacturing activities. We are also subject to potential liability for claims alleging property damage and personal and bodily injury or death arising from the use of or exposure to our products, especially in connection with products we manufacture that our customers use to transport or store hazardous, flammable, toxic, or explosive materials.

The risk of accidental contamination or injury from these materials cannot be completely eliminated. If an accident with these substances occurs, we could be held liable for any damages that result, as well as incurring clean-up costs and liabilities, which can be substantial. Additionally, an accident could damage our facilities, resulting in delays and increased costs.

Our manufacturing plants or other facilities may have unknown environmental conditions that could be expensive and time-consuming to correct.

There can be no assurance that we will not encounter hazardous environmental conditions at any of our manufacturing plants or other facilities that may require us to incur significant clean-up or correction costs. Upon encountering a hazardous environmental condition or receiving a notice of a hazardous environmental condition, we may be required to correct the condition. The presence of a hazardous environmental condition relating to any of our manufacturing plants or other facilities may require significant expenditures to correct the environmental condition.

Business, regulatory, and legal developments regarding climate change, and physical impacts from climate change, could have an adverse effect on our business.

Legislation and new rules to regulate emission of greenhouse gases ("GHGs") has been introduced in numerous state legislatures, the U.S. Congress, and by the USEPA. Some of these proposals would require industries to meet new standards that may require substantial reductions in carbon emissions. There is also a potential for climate change legislation and regulation that could adversely impact the cost of certain manufacturing inputs, including the increased cost of energy and electricity. While Arcosa cannot assess the direct impact of these or other potential regulations, new climate change protocols could affect demand for its products and/or affect the price of materials, input factors, energy costs, and manufactured components.

Potential impacts of climate change include physical impacts, such as disruption in production and product distribution due to impacts from major storm events, shifts in regional weather patterns and intensities, and sea level changes. Other adverse consequences of climate change could include an increased frequency of severe weather events, low river levels, drought, flooding, and rising sea levels that could affect operations at Arcosa's manufacturing facilities as well as the price and/or availability of insurance coverage for the Company assets or other unforeseen disruptions of Arcosa's operations, systems, property, or equipment.

The impacts of climate change and related regulations on our operations and the Company overall are highly uncertain and difficult to estimate, but such effects could be materially adverse to our business.

From time to time Arcosa may take tax positions that the Internal Revenue Service ("IRS"), the Servicio de Administracion Tributaria ("SAT") in Mexico, or other taxing jurisdictions may contest.

Our subsidiaries have in the past and may in the future take tax positions that the IRS, the SAT, or other taxing jurisdictions may challenge. If the IRS, SAT, or other taxing jurisdictions successfully contests a tax position that Arcosa takes, Arcosa may be required to pay additional taxes or fines which may not have been previously accrued that may adversely affect its results of operations and financial position.

Some of Arcosa's products are sold to contractors, distributors, installers, and rental companies who may misuse, abuse, improperly install, or improperly or inadequately maintain or repair such products, thereby potentially exposing Arcosa to claims that could increase Arcosa's costs and weaken Arcosa's liquidity and financial condition.

The products Arcosa manufactures are designed to work optimally when properly assembled, operated, installed, repaired, and maintained. When this does not occur, Arcosa may be subjected to claims or litigation associated with personal or bodily injuries or death and property damage.

U.S. government actions relative to the federal budget, taxation policies, government expenditures, U.S. borrowing/debt ceiling limits, and trade policies could adversely affect Arcosa's business and operating results.

Periods of impasse, deadlock, and last-minute accords may continue to permeate many aspects of U.S. governance, including federal government budgeting and spending, taxation, U.S. deficit spending and debt ceiling limits, and international commerce. Such periods could negatively impact U.S. domestic and global financial markets, thereby reducing customer demand for Arcosa's products and services and potentially result in reductions in Arcosa's revenues, increased price competition, or increased operating costs, any of which could adversely affect Arcosa's business.

For example, Arcosa produces many of its products at its manufacturing facilities in Mexico. Arcosa's business benefits from free trade agreements such as the United States-Mexico-Canada Agreement ("USMCA"). Potential developments, including failure to enforce the USMCA, potential changes or amendments to the agreement, governmental policies, and laws and regulations could adversely affect Arcosa's existing production operations in Mexico and have a material adverse effect on Arcosa's business.

Some of Arcosa's customers place orders for Arcosa's products (i) in reliance on their ability to utilize tax benefits or tax credits such as accelerated depreciation or the production tax credit for renewable energy or (ii) to utilize federal-aid programs that allow for purchase price reimbursement or other government funding or subsidies, any of which benefits, credits, or programs could be or are being delayed, discontinued or allowed to expire without extension thereby reducing demand for certain of Arcosa's products and reducing certain tax credits for which Arcosa may be eligible.

There is no assurance that the U.S. government will reauthorize, modify, or otherwise not allow the expiration of tax benefits, tax credits, subsidies, or federal-aid programs that may include funding of the purchase or purchase price reimbursement of certain of Arcosa's products. For example, the federal renewable electricity production tax credit (the "PTC") was previously allowed to expire, until it was restored as part of the Inflation Reduction Act of 2022 (the "IRA"). Additionally, § 45X of the IRA includes new Advanced Manufacturing Production ("AMP") tax credits for manufacturers of wind energy components, like Arcosa Wind Towers. Although the IRA was signed into law in August 2022 the issuance of guidance and interpretation as to the eligibility for, calculation of, and methods for claiming the IRA's various tax benefits, tax credits, subsidies, and programs remains pending. In instances where any benefits, credits, subsidies, or programs are allowed to expire or are otherwise delayed, modified or discontinued, the demand for Arcosa's products could decrease and reduce the amount of AMP tax credits for which Arcosa may be eligible, thereby creating the potential for a material adverse effect on Arcosa's business and could result in non-cash impairments on long-lived assets, including intangible assets, and/or goodwill.

Arcosa's business is based in part on government-funded infrastructure projects and building activities, and any reductions or re-allocation of spending or related subsidies in these areas could have an adverse effect on us.

Certain of Arcosa's businesses depend on government spending for infrastructure and other similar building activities. As a result, demand for some of Arcosa's products is influenced by local, U.S. federal, and international government fiscal policies, tax incentives and other subsidies, and other general macroeconomic and political factors. Projects in which Arcosa participates may be funded directly by governments or privately-funded, but are otherwise tied to or impacted by government policies and spending measures.

Government spending is often approved only on a short-term basis and some of the projects in which Arcosa's products are used require longer-term funding commitments. If government funding is not approved or funding is lowered as a result of poor economic conditions, lower than expected revenues, competing spending priorities, or other factors, it could limit infrastructure projects available, increase competition for projects, result in excess inventory, and decrease sales, all of which could adversely affect the profitability of Arcosa's business.

Additionally, certain regions or states may require or possess the means to finance only a limited number of large infrastructure projects and periods of high demand may be followed by years of little to no activity. There can be no assurances that governments will sustain or increase current infrastructure spending and tax incentive and other subsidy levels, and any reductions thereto or delays therein could affect Arcosa's business.

Arcosa's manufacturer's warranties expose Arcosa to product replacement and repair claims.

Depending on the product, Arcosa warrants its workmanship and certain materials (including surface coatings), parts, and components pursuant to express limited contractual warranties. Arcosa may be subject to significant warranty claims in the future, such as multiple claims based on one defect repeated throughout Arcosa's production process or claims for which the cost of shipping, repairing, or replacing the defective part, component, or material is highly disproportionate to the original price. These types of warranty claims could result in significant costs associated with product recalls or product shipping, repair, or replacement, and damage to Arcosa's reputation.

Defects in materials and workmanship could harm our reputation, expose us to product warranty or product liability claims, decrease demand for products, or materially harm existing or prospective customer relationships.

A defect in materials or components from suppliers, our materials, or in the manufacturing of our products could result in product warranty and product liability claims, decrease demand for products, or materially harm existing or prospective customer relationships. These claims may require costly repairs or replacement and may include costs related to disassembly of our products and transportation of the products from the field to our facilities and returning the products to the customer, a change in our manufacturing processes, recall of previously manufactured products, or personal injury claims, which could result in significant expense and materially harm our existing or prospective customer relationships. Any of the foregoing could materially harm our business.

Insurance coverage could be costly, unavailable, or inadequate.

Arcosa is subject to potential liability for third-party claims alleging property damage and personal and bodily injury or death arising from the use of or exposure to Arcosa's products, especially in connection with products Arcosa manufactures that Arcosa's customers use to transport hazardous, flammable, toxic, or explosive materials. Arcosa's businesses are subject to losses arising from property damages or losses from business interruption. As policies expire, premiums for renewed or new coverage may further increase and/or require that Arcosa increase its self-insured retention, deductibles, or overall limits. Arcosa maintains primary coverage and excess coverage policies for liability claims as well as property damage. An unusually large liability claim, property loss claim, business interruption claim, or a string of claims coupled with an unusually large damage award could exceed Arcosa's available insurance coverage. Moreover, any accident or incident involving Arcosa's businesses in general or Arcosa or Arcosa's products specifically, even if Arcosa is fully insured, contractually indemnified, or not held to be liable, could negatively affect Arcosa's reputation among customers and the public. The ability of Arcosa to insure against the risks described in this Item 1A is limited by the applicable insurance markets, which may be costly, unavailable or inadequate. Arcosa's inability to secure adequate insurance could increase Arcosa's risk exposure and operational expenses and disrupt the management of its business operations.

Arcosa's inability to produce and disseminate relevant and/or reliable data and information pertaining to Arcosa's business in an efficient, cost-effective, secure, and well-controlled fashion may have significant negative impacts on confidentiality requirements and obligations and trade secret or other proprietary needs and expectations and, therefore, Arcosa's future operations, profitability, and competitive position.

Arcosa relies on information technology infrastructure and architecture, including hardware, network including the cloud, software, people, and processes to provide useful and confidential information to conduct Arcosa's business in the ordinary course. Any material failure, interruption of service, compromised data security, or cybersecurity threat could adversely affect Arcosa's relations with suppliers, customers, and regulators and place Arcosa in violation of confidentiality and data protection laws, rules, and regulations, and result in negative impacts to Arcosa's market share, operations, and profitability. Arcosa will have to continually upgrade its infrastructure and applications, to reduce these risks. Security breaches in Arcosa's information technology could result in theft, destruction, loss, misappropriation, or release of confidential data, trade secrets, or other proprietary or intellectual property that could adversely impact Arcosa's future results.

Cybersecurity incidents, whether with Arcosa or a third party, could disrupt our business and result in the compromise of confidential information.

Our business is at risk from and may be impacted by information security incidents, including attempts to gain unauthorized access to our confidential data, ransomware, malware, phishing emails, and other electronic security events as well as unauthorized access to the confidential data, ransomware, malware, phishing emails, and other electronic security events involving third parties with which we do business. Such incidents can range from individual attempts to gain unauthorized access to our information technology systems to more sophisticated security threats. They can also result from internal compromises, such as human error, or malicious acts. While we employ several measures to prevent, detect, and mitigate these threats, there is no guarantee such efforts will be successful in preventing a cyber event or that any third parties with which we do business will be successful in preventing a cyber event. There is increased risk related to remote working and the potential increased cybersecurity vulnerability related to remote work. Arcosa will have to continually upgrade its network infrastructure to reduce the risk of such cyber events. Cybersecurity incidents could disrupt our business and compromise confidential information belonging to us and third parties.

Repercussions from terrorist activities or armed conflict could harm Arcosa's business.

Terrorist activities, anti-terrorist efforts, and other armed conflict involving the U.S. or its interests abroad or other foreign actors may adversely affect the U.S. and global economies, potentially preventing Arcosa from meeting its financial and other obligations by negatively affecting the industries in which Arcosa operates. This could result in delays in or cancellations of the purchase of Arcosa's products or shortages in raw materials, parts, or components.

Arcosa's inability to sufficiently protect Arcosa's intellectual property rights could adversely affect Arcosa's business.

Arcosa's patents, copyrights, trademarks, trade secrets, and other intellectual property rights are important to Arcosa's success. Arcosa relies on patent, copyright, and trademark law, and trade secret protection and confidentiality and/or license agreements with others to protect Arcosa's intellectual property rights. Arcosa's trademarks, service marks, copyrights, patents, and trade secrets may be exposed to market confusion, commercial abuse, infringement, or misappropriation and possibly challenged, invalidated, circumvented, narrowed, or declared unenforceable by countries where Arcosa's products and services are made available, including countries where the laws may not protect Arcosa's intellectual property rights as fully as in the U.S. Such instances could negatively impact Arcosa's competitive position and adversely affect Arcosa's business. Additionally, Arcosa could be required to incur significant expenses to protect its intellectual property rights.

Arcosa's ESG efforts may be costly or may not meet the public sentiments of our stockholders and others with respect to our ESG practices and related public disclosures.

Arcosa has been proactive in integrating its ESG initiatives into its long-term strategy. The subjective nature and wide variety of frameworks and methods used by our stockholders and others to assess Arcosa's ESG strategy and progress; diversity, equity, and inclusion ("DEI") initiatives; and heightened governance standards could result in a negative perception by our stockholders or misrepresentation of Arcosa's ESG goals and progress. Arcosa's inability to achieve satisfactory progress on its ESG initiatives, like climate change related initiatives, reduced emissions, DEI efforts, and improved safety, on a timely basis, or at all, or to meet the ESG criteria of our stockholders and others could adversely affect Arcosa's business.

Risks Related to Arcosa Common Stock.

Investors may have difficulty valuing Arcosa's stock.

Investors may have difficulty accurately valuing Arcosa common stock resulting from difficulty in finding comparable companies and accurately valuing Arcosa common stock, which may cause the trading price of Arcosa common stock to fluctuate.

Arcosa cannot guarantee the timing, amount, or payment of dividends on its common stock.

The timing, declaration, amount, and payment of future dividends to Arcosa's stockholders falls within the discretion of Arcosa's Board of Directors. The Board of Directors' decisions regarding the payment of future dividends will depend on many factors, such as Arcosa's financial condition, earnings, capital requirements, debt service obligations, covenants related to our debt service obligations, industry practice, legal requirements, regulatory constraints, access to the capital markets, and other factors that the Board of Directors deems relevant. Arcosa cannot guarantee that it will continue to pay any dividend in the future.

Certain provisions in Arcosa's restated certificate of incorporation and amended and restated bylaws ("Arcosa's Governing Documents"), and of Delaware law, may prevent or delay an acquisition of Arcosa, which could decrease the trading price of the common stock.

Arcosa's Governing Documents and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with Arcosa's Board of Directors rather than to attempt a hostile takeover.

In addition, Arcosa is subject to Section 203 of the DGCL. Section 203 provides that, subject to limited exceptions, persons that (without prior board approval) acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate becomes the holder of more than 15 percent of the corporation's outstanding voting stock.

Arcosa believes these provisions will protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with Arcosa's Board of Directors and by providing Arcosa's Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make Arcosa immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that Arcosa's Board of Directors determines is not in the best interests of Arcosa and its stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Risks Related to the Separation.

Trinity may fail to perform under various transaction agreements that were executed as part of the Separation.

Third parties could seek to hold Arcosa responsible for liabilities that Trinity has agreed to retain under the separation and distribution agreement and other agreements, and there can be no assurance that the indemnity from Trinity will be sufficient to protect Arcosa against the full amount of such liabilities, or that Trinity will be able to fully satisfy its indemnification obligations. In addition, Trinity's insurers may attempt to deny coverage to Arcosa for liabilities associated with certain occurrences of indemnified liabilities prior to the Separation. Trinity or its insurer's failure to perform under the separation and distribution agreements could result in substantial losses to Arcosa.

If the distribution of shares of Arcosa, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, Arcosa's stockholders in the distribution and Trinity could be subject to significant tax liability and, in certain circumstances, Arcosa could be required to indemnify Trinity for material taxes pursuant to indemnification obligations under the tax matters agreement.

Notwithstanding a private letter ruling from the IRS and the tax opinions Trinity received from its advisors, the IRS could determine that the distribution or any such related transaction is taxable if it determines that any of these facts, assumptions, representations, or undertakings are not correct or have been violated, or that the distribution should be taxable for other reasons, including if the IRS were to disagree with the conclusions in the tax opinions that are not covered by the IRS ruling.

Under the tax matters agreement between Trinity and Arcosa, Arcosa may be required to indemnify Trinity against any taxes imposed on Trinity that arise from the failure of the distribution to qualify as tax-free for U.S. federal income tax purposes within the meaning of Section 355 of the Code or the failure of certain related transactions to qualify for tax-free treatment. Such tax amounts could be significant, and Arcosa's exposure through its indemnification obligations under the tax matters agreement not being subject to any cap could be significant.

General Risk Factors.

Arcosa's stock price may fluctuate significantly.

We cannot predict the prices at which shares of Arcosa common stock may trade. The trading and market price of Arcosa common stock may fluctuate significantly due to a number of factors, some of which may be beyond Arcosa's control, including: Arcosa's quarterly or annual earnings, or those of other companies in its industry; actual or anticipated fluctuations in Arcosa's operating results; changes in earnings estimates by securities analysts or Arcosa's ability to meet those estimates; Arcosa's ability to meet its forward-looking guidance; the operating and stock price performance of other comparable companies; overall market fluctuations and domestic and worldwide economic conditions; and other factors described in these "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. Broad market and industry factors may materially harm the market price of Arcosa's common stock, regardless of Arcosa's operating performance. In the past, following periods of volatility in the market price of a company's securities, shareholder derivative lawsuits and/or securities class action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management's attention and resources.

Stockholders' percentage of ownership in Arcosa may be diluted in the future.

Stockholders' percentage ownership in Arcosa may be diluted because of equity issuances for acquisitions, capital market transactions, or otherwise, including, without limitation, equity awards that Arcosa grants to its directors, officers, and employees.

In addition, Arcosa's restated certificate of incorporation authorizes Arcosa to issue, without the approval of Arcosa's stockholders, one or more classes or series of preferred stock having such designation, powers, preferences, and relative, participating, optional, and other special rights, including preferences over Arcosa common stock respecting dividends and distributions, as Arcosa's Board of Directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the residual value of Arcosa common stock.

Arcosa may be adversely affected by trade policies and practices, including trade practices of competitors that violate U.S. or other foreign laws, regulations, or practices.

Arcosa faces competition from manufacturers both in the U.S. and around the world, some of which may engage in competition and trade practices involving the importation of competing products into the U.S. in violation of U.S. or other foreign laws, regulations, or practices. For example, Arcosa's competitors may import competing products that are subsidized by foreign governments and sold in the U.S. at less than fair value. The results of trade negotiations, trade agreements, and tariffs could also negatively affect Arcosa's supplies, cost of goods sold, and customers. These trade policies and practices could increase pricing pressure on Arcosa's products, reduce Arcosa's revenues and operating profits, limit Arcosa's ability to grow, and otherwise adversely affect Arcosa's financial results.

Arcosa's access to capital may be limited or unavailable due to deterioration of conditions in the global capital markets and/or weakening of macroeconomic conditions.

In general, Arcosa may rely upon banks and capital markets to fund its growth strategy. These markets can experience high levels of volatility and access to capital can be constrained for extended periods of time. In addition to conditions in the capital markets, a number of other factors could cause Arcosa to incur increased borrowing costs and have greater difficulty accessing public and private markets for both secured and unsecured debt, which factors include Arcosa's financial performance. If Arcosa is unable to secure financing on acceptable terms, Arcosa's other sources of funds, including available cash, its committed bank facility, and cash flow from operations may not be adequate to fund its operations and contractual commitments and refinance existing debt.

Employment related lawsuits could be brought against us, which could be expensive, time consuming, and result in substantial damages to us.

Arcosa may become subject to substantial and costly litigation by its former and current employees related to improper termination of employment, sexual harassment, hostile work environment, and other employment-related claims. Such claims could divert management's attention from Arcosa's core business, be expensive to defend, and result in sizable damage awards against Arcosa. Arcosa's current insurance coverage is limited and may not apply or may not be sufficient to cover these claims. Any employment related claims brought against Arcosa, with or without merit, could harm Arcosa's reputation in the industry and reduce product sales. Damages assessed against Arcosa could have a material adverse impact on Arcosa's business.

Arcosa may be required to reduce the value of Arcosa's long-lived assets, including intangible assets and/ or goodwill, which would weaken Arcosa's financial results.

Arcosa periodically evaluates for potential impairment the carrying values of Arcosa's long-lived assets, including intangible assets, to be held and used. The carrying value of a long-lived asset to be held and used is considered impaired when the carrying value is not recoverable through undiscounted future cash flows and the fair value of the asset is less than the carrying value. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risks involved or market quotes as available. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced commensurate with the estimated cost to dispose of the assets. In addition, goodwill is required to be tested for impairment annually or on an interim basis whenever events or circumstances change indicating that the carrying amount of the goodwill might be impaired.

Certain non-cash impairments may result from a change in our strategic goals, business direction, changes in market interest rates, or other factors relating to the overall business environment. Any impairment of the value of goodwill or other intangible assets recorded in connection with previous acquisitions would result in a non-cash charge against earnings, which could have a material adverse effect on our financial condition and results of operations.

Changes in accounting policies or inaccurate estimates or assumptions in the application of accounting policies could adversely affect the reported value of Arcosa's assets or liabilities and financial results.

Arcosa's financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The significant accounting policies, together with the other notes that follow, are an integral part of the financial statements. Some of these policies require the use of estimates and assumptions that may affect the reported value of Arcosa's assets or liabilities and financial results and require management to make difficult, subjective, and complex judgments about matters that are inherently uncertain. Accounting standard setters and those who interpret the accounting standards (such as the Financial Accounting Standards Board, the SEC, and Arcosa's independent registered public accounting firm) may amend or even reverse their previous interpretations or positions on how these standards should be applied. These changes can be difficult to predict and can materially impact how Arcosa records and reports its financial condition and results of operations. In some cases, Arcosa could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. For a further discussion of some of Arcosa's critical accounting policies and standards and recent accounting changes, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*.-*Critical Accounting Policies and Estimates" and Note 1. "Overview and Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements.

Litigated disputes and other claims could increase Arcosa's costs and weaken Arcosa's liquidity and financial condition.

Arcosa is currently, and may from time to time be, involved in various claims or legal proceedings arising out of Arcosa's operations. Adverse judgments and outcomes in some or all of these matters could result in significant losses and costs that could weaken Arcosa's liquidity and financial condition. Although Arcosa maintains reserves for its probable and reasonably estimable liability, Arcosa's reserves may be inadequate to cover its portion of claims or final judgments after taking into consideration rights in indemnity and recourse under insurance policies or to third parties as a result of which there could be a material adverse effect on Arcosa's business. See Note 15. Commitments and Contingencies" for additional information on the Company's current litigation.

The use of social and other digital media (including websites, blogs and newsletters) to disseminate negative, false, misleading and/or unreliable or inaccurate data and information about our Company could create unwarranted volatility in our stock price and losses to our stockholders and could adversely affect our reputation, products, business, and operating results.

Investors may rely on social and other digital media to receive news, data, and information about the Company. Social and other digital media can be used by anyone to publish data and information without regard for factual accuracy. The use of social and other digital media to publish inaccurate, offensive, and disparaging data and information may influence the public's inability to distinguish what is true and accurate and could obstruct an effective and timely response to correct inaccuracies or falsifications. Such use of social and other digital media could result in negative unsubstantiated claims concerning the Company in general, our products, or our reputation which could reflect negatively on our Company and/or employees, and potentially having a material adverse effect on our business.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

Arcosa's corporate headquarters is located in Dallas, Texas. We principally operate in various locations throughout the U.S. and in Mexico. Our facilities are considered to be in good condition, well maintained, and adequate for our purposes. Information about the total square footage of our facilities as of December 31, 2022 is as follows:

	Approximate Square Feet[1]		Approximate Square Feet Located In[1]	
	Owned	Leased	U.S.	Non-U.S.
Construction Products	767,200	182,500	938,100	11,600
Engineered Structures	1,993,100	317,000	1,657,500	652,600
Transportation Products	1,802,500	81,100	1,883,600	—
Corporate	—	24,600	24,600	—
	4,562,800	605,200	4,503,800	664,200

[1] Excludes non-operating facilities.

Our estimated weighted average production capacity utilization for the twelve-month period ended December 31, 2022 is reflected by the following percentages:

	Production Capacity Utilized[1]
Construction Products[2]	75 %
Engineered Structures	65 %
Transportation Products	35 %

[1] Excludes non-operating facilities.
[2] Includes processing facilities, quarries, and mines.

Mineral Reserves - Overview

Information concerning the Company's mining properties has been prepared in accordance with the requirements of Subpart 1300 of Regulation S-K ("S-K 1300"), which first became applicable to the Company for the fiscal year ended December 31, 2021. These requirements differ from the previously applicable disclosure requirements of SEC Industry Guide 7. Among other differences, S-K 1300 requires the Company to disclose its mineral resources in addition to its proven and probable mineral reserves, as of the end of their most recently completed fiscal year both in the aggregate and for each of their individually material mining properties. As of December 31, 2022, the Company did not have any individually material mining properties.

The terms "mineral resource," "measured mineral resource," "indicated mineral resource," "inferred mineral resource," "mineral reserve," "proven mineral reserve," and "probable mineral reserve," whether singular or plural, are defined and used in accordance with S-K 1300. Under S-K 1300, mineral resources may not be classified as "mineral reserves" unless the determination has been made by a qualified person that the mineral resources can be the basis of an economically viable project.

The Company's estimates of mineral reserves and mineral resources are determined internally by competent professionals, including engineers and geologists, using industry best practices and internal controls. These estimates are based on geologic data, mineral ownership information, and current or proposed operating plans. Our mineral reserves are proven and probable reserves that could be economically and legally extracted or produced at the time of the reserve determination, considering grade and quality of the minerals and all material modifying factors. These estimates are periodically updated to reflect past mining production, updated mine plans, new exploration information, and other geologic or mining data. Acquisitions or dispositions of mining properties will also change these estimates. Changes in mining or processing methods may increase or decrease the recovery basis for the estimates. The ability to update or modify the estimates of our mineral reserves is restricted to competent geologists and mining engineers and material modifications are documented. Our estimates of mineral reserves and mineral resources, and supporting information, have been assessed by the John T. Boyd Company, a qualified person, which is unaffiliated with the Company and conforms to the requirements under S-K 1300 for qualified persons.

Mining Properties

During the year ended December 31, 2022, we produced 31.4 million tons of natural aggregates and specialty materials from our mining and processing operations located in the United States and Canada, all of which, we believe, have adequate road and/or railroad access. The Company reports its mining operations primarily through the following commodity groupings:

Natural Aggregates – includes operations which specialize in the production of sand, gravel, limestone, and stabilized material. Our aggregates operations are grouped into the "Texas" (including Arkansas and Oklahoma) and "All Other" geographic regions and shipments from an individual quarry or stationary crushing location are generally limited in geographic scope because the cost of transportation to customers is high relative to the value of the product itself.

Specialty Materials – includes operations which produce lightweight aggregates, select natural aggregates, and milled or processed specialty building products and agricultural products. Since specialty materials have a much wider, multi-state distribution area due to their higher value relative to their distribution costs as compared to natural aggregates, we do not group our specialty materials operations by geographic region.

Our active operations as of December 31, 2022 included 44 that produce and distribute natural aggregates and 13 that produce, process, and distribute specialty materials. In addition to our active operations, we control interests in 22 inactive and greenfield (undeveloped) mining properties. We also own and operate recycled aggregates (i.e., recycled concrete products) facilities which are not dependent on mineral reserves.

The following map illustrates the locations of our active mining operations as of December 31, 2022, excluding stand-alone processing facilities:



(1) – Includes multiple operations within a small geographic area.

★ Natural Aggregates – natural sand, gravel, and limestone base, stabilized sand

▲ Specialty Materials – Shale and clay expanded and hardened in a rotary kiln, gypsum, anhydrite, and limestone

The following table summarizes, by major commodity group and geographic region, the status for our mining properties as of December 31, 2022:

	Number of Properties		
	Producing	**Inactive**	**Total**
Natural aggregates:			
Texas	22	9	31
All other	22	9	31
	44	18	62
Specialty materials	13	4	17
	57	22	79

Our active mining operations include 56 surface mines and one underground mine. The operations extract materials from surficial or near-surface alluvial and bedrock deposits. Mining methods utilized at our surface operations include conventional truck/shovel excavation and dredge mining. Our single underground mine in Pennsylvania utilizes mechanized room-and-pillar mining methods.

Processing operations to produce sand and gravel and crushed stone consist of mechanized crushing, washing, and sizing. Stabilized sand is mixed in a pug mill. Specialty materials may be subjected to additional processing – such as milling and grinding, roasting (in kilns), and/or pelletizing – depending on the product specifications. The following table summarizes, by major commodity group, the annual production history over the preceding three years for our mining properties:

	Annual Production (million tons)		
	2022	**2021**	**2020**
Natural aggregates	**26.8**	24.4	14.5
Specialty materials	**4.6**	5.3	5.3
	31.4	29.7	19.8

Our ownership or leasehold interest in our mining properties – both active and undeveloped – is 100%. Rights to mine the properties is controlled through our ownership in fee and/or long-term lease agreements with third parties.

Our mining operations are subject to a wide range of laws, ordinances, and regulations and require various governmental approvals and permits. Federal, state, and local authorities regulate the operations with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water quality standards, plant and wildlife protection, the reclamation and restoration of mining properties after mining has been completed, the discharge of materials into the environment, surface subsidence from underground mining, and the effects of mining on groundwater quality and availability. We have obtained all material permits currently required to conduct our present mining operations.

Mineral Reserves

We controlled an estimated 1.2 billion tons of mineral reserves as of December 31, 2022. Reported mineral reserves include only quantities that are owned in fee or under lease – approximately 550 million tons or 46% are located on owned land and 647 million tons or 54% are located on leased land. The economic viability of our reserves were determined using average selling prices ranging from $2.68 to $64.47 per ton, depending on the location and market.

Our mineral reserves, on average, represent approximately 30 years at current production levels within the natural aggregates business and approximately 90 years at current production levels within the specialty materials business. However, certain operations may have more limited reserves and may not be able to expand. Approximately 966 million tons or 81% of the reported mineral reserves are attributable to active mining operations.

As of December 31, 2022, the Company's estimated proven and probable mineral reserves by major commodity group and geographic region are as follows:

	Estimated Mineral Reserves (million tons)				
	Proven	**Probable**	**Total**	**Owned**	**Leased**
Natural aggregates:					
Texas	185.8	18.9	204.7	67%	33%
All other	274.1	295.0	569.1	19%	81%
	459.9	313.9	773.8	32%	68%
Specialty materials	337.4	85.5	422.9	72%	28%
	797.3	399.4	1,196.7	46%	54%

Quantities of mineral reserves were estimated from geologic analysis of exploration results and the application of economic and mining parameters appropriate to the individual deposits. Estimated mineral reserves have been adjusted to account for anticipated process dilutions and losses during mining and processing involved in producing saleable products. Economic viability of the reported mineral reserves has been demonstrated using three-year trailing average product prices on a per-property basis.

Mineral Resources

We controlled an estimated 118.8 million tons of mineral resources as of December 31, 2022, exclusive of our reported mineral reserves. Our mineral resource estimates are based on an initial assessment using average selling price assumptions ranging from $6.43 to $88.33, depending on the location and market. The following table summarizes our mineral resources by major commodity group and geographic region as of December 31, 2022:

| | Estimated Mineral Resources (million tons) | | | |
	Measured	Indicated	Inferred	Total
Natural aggregates:				
Texas	—	1.6	19.7	21.3
All other	6.5	7.7	10.3	24.5
	6.5	9.3	30.0	45.8
Specialty materials	23.5	—	49.5	73.0
	30.0	9.3	79.5	118.8

Our inferred mineral resources have been estimated on the basis of limited geologic evidence. Mineral resources, that are not mineral reserves, do not have a demonstrated economic viability at this time; however, of the 79.5 million tons of inferred mineral resources, 29.3 million tons or 37% are attributable to 9 active mining operations.

Item 3. *Legal Proceedings.*

See Note 15 of the Consolidated Financial Statements regarding legal proceedings.

Item 4. *Mine Safety Disclosures.*

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95 to this Form 10-K.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Shares of our common stock are listed on the New York Stock Exchange under the ticker symbol "ACA," which began "regular-way" trading on November 1, 2018 immediately following the Separation. Our transfer agent and registrar is American Stock Transfer & Trust Company.

Holders

At December 31, 2022, we had 1,057 record holders of common stock. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

The following graph compares the Company's cumulative total stockholder return from November 1, 2018 (beginning of "regular-way" trading) through December 31, 2022 with the S&P Small Cap 600 Index and the S&P Small Cap 600 Construction & Engineering Industry Index. The data in the graph assumes $100 was invested in each index at the closing price on November 1, 2018 and assumes the reinvestment of dividends.



Comparison of Cumulative Total Return
Assumes Initial Investment of $100

	11/1/2018	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Arcosa, Inc.	$ 100	$ 101	$ 163	$ 202	$ 194	$ 201
S&P Small Cap 600 Index	$ 100	$ 88	$ 107	$ 120	$ 152	$ 127
S&P Small Cap 600 Construction & Engineering Industry Index	$ 100	$ 87	$ 115	$ 132	$ 190	$ 194

Issuer Purchases of Equity Securities

This table provides information with respect to purchases by the Company of shares of its common stock during the quarter ended December 31, 2022:

Period	Number of Shares Purchased [1]	Average Price Paid per Share [1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs [2]
October 1, 2022 through October 31, 2022	232	$ 64.58	—	$ 25,656,442
November 1, 2022 through November 30, 2022	46,148	$ 58.85	—	$ 25,656,442
December 1, 2022 through December 31, 2022	188	$ 57.17	—	$ 25,656,442
Total	46,568	$ 58.87	—	$ 25,656,442

[1] These columns include the surrender to the Company of 46,568 shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees.

[2] In December 2022, the Company's Board of Directors authorized a new $50 million share repurchase program effective January 1, 2023 through December 31, 2024 to replace a program of the same amount that expired on December 31, 2022. Under the previous program, the Company repurchased 298,629 shares at a cost of $15.0 million during the year ended December 31, 2022. During the year ended December 31, 2021, the Company repurchased 170,168 shares at a cost of $9.4 million. As of December 31, 2022, the Company has approximately $25.7 million available dollars for share repurchases under the current program.

Item 6. Reserved.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity, and certain other factors that may affect our future results. Our MD&A is presented in the following sections:

- Company Overview
- Potential Impact of COVID-19 on our Business
- Executive Overview
- Results of Operations
- Liquidity and Capital Resources
- Contractual Obligations and Commercial Commitments
- Critical Accounting Policies and Estimates
- Recent Accounting Pronouncements
- Forward-Looking Statements

Our MD&A should be read in conjunction with our Consolidated Financial Statements and related Notes in Item 8, "*Financial Statements and Supplementary Data*," of this Annual Report on Form 10-K.

Company Overview

Arcosa, Inc. and its consolidated subsidiaries, ("Arcosa," "Company," "we," or "our") headquartered in Dallas, Texas, is a provider of infrastructure-related products and solutions with leading brands serving construction, engineered structures, and transportation markets in North America. Arcosa is a Delaware corporation and was incorporated in 2018 in connection with the separation (the "Separation") of Arcosa from Trinity Industries, Inc. ("Trinity" or "Former Parent") on November 1, 2018 as an independent, publicly-traded company, listed on the New York Stock Exchange.

Potential Impact of COVID-19 on our Business

Our highest priority is the health and safety of our employees and communities. We are committed to safety across our operations. Our businesses support critical infrastructure sectors and our plants have continued to operate throughout the COVID-19 pandemic. If one or more of Arcosa's facilities become subject to governmental ordered closure, voluntary temporary closure, closure from a COVID-19 outbreak within the facility, or other COVID-19 related reason the business, liquidity and financial condition, and results of operations for Arcosa could be adversely affected.

The COVID-19 pandemic has disrupted global trade, commerce, financial and credit markets, and daily life throughout the world. The extent to which the COVID-19 pandemic impacts our business, liquidity and financial condition, and results of operations will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the pandemic; governmental, business, and individuals' actions taken in response to the pandemic; the impact of the pandemic on economic activity, and actions taken in response; the effect on our customers and customer demand for our products and services; our ability to sell and provide our products and services; if key personnel are unable to perform their duties or have limited availability; the number of employees who contract or are directly exposed to COVID-19 and their availability to work in our plants and facilities; the ability to retain employees; the ability of our customers to pay for our products and services; any disruption in our supply chain; the ability to procure personal protective equipment; the availability of COVID-19 testing supplies; our ability to continue operations in compliance with COVID-19 related regulations; any closures of our and our customers' facilities; increased cybersecurity and IT infrastructure risks; the impact on the health and safety of our employees; the impact on the demand for commodities served by our products and services; the impact of new COVID-19 variants and the response to any potential reoccurrence.

We strive to continuously improve our procedures, processes, and management systems regarding employee health and safety, and the COVID-19 pandemic has highlighted the critical importance of focusing on the health and wellness of our employees. We have followed the federal, state, and local guidelines governing our facilities and shared best practices across the organization, with the goal of protecting our employees and communities. We do not anticipate that any enhanced health and safety protocols will have a material impact on the productivity of our plants.

The preparation of the Company's Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. At this time, we have not observed any material impairments of our assets or a significant change in the fair value of assets due to the COVID-19 pandemic. However, due to the factors discussed above, we are unable to determine or predict the overall impact the COVID-19 pandemic will have on our business, results of operations, liquidity, or capital resources.

Market Outlook

- Within our Construction Products segment, our natural and recycled aggregates businesses have remained resilient, particularly in Texas, when seasonal weather conditions have been normal, and where states have reopened for business. We did experience a softening of demand for our specialty materials and shoring products businesses beginning in 2020 following the COVID-19 outbreak, but have largely recovered to pre-pandemic demand levels in 2022. The outlook for public and private construction activity has improved driven by healthy demand and increased infrastructure spending. However, following the recent sharp rise in interest rates and the market expectation for additional tightening, the outlook for single-family residential housing has weakened. We are focused on managing inflationary pressures related to diesel, cement, and process fuels through proactive price increases and are monitoring potential impacts on overall demand as leading economic indicators indicate an increased probability of an economic slowdown in 2023.

- Within our Engineered Structures segment, our backlog as of December 31, 2022 provides good production visibility for 2023. Our customers remain committed to taking delivery of these orders. In utility structures, order and inquiry activity continues to be healthy, as customers remain focused on grid hardening and reliability initiatives. The demand outlook for traffic and telecom structures also remains positive. Wind tower order quantities in 2022 were impacted by high steel prices and uncertainty related to the renewal of the Production Tax Credit ("PTC"), that expired at the end of 2021. As a result, in the fourth quarter of 2021, we idled our Clinton, Illinois wind tower facility in anticipation of lower volumes. The passage of the Inflation Reduction Act ("IRA") on August 16, 2022, which included a long-term extension of the PTC for new wind farm projects and introduced a new advanced manufacturing tax credit for companies that domestically manufacture and sell clean energy equipment in the U.S., is a significant catalyst for our wind towers business. However, the lapse in the PTC and the associated impact on our customers and the wind industry supply chain, has created a near-term lull in projects. As a result, we anticipate 2023 will be a transition year as new wind projects ramp up and expect a strong multi-year rebound in volumes beginning in 2024. In the fourth quarter of 2022, we received wind tower orders of $371 million which extends our backlog to 2025 and fills a base level of production capacity for the next three years.

- Within our Transportation Products segment, our backlog for inland barges as of December 31, 2022 is $225.1 million, which fills a significant portion of our planned production capacity for 2023. Our customers remain committed to taking delivery of these orders. Barge order levels fell sharply at the onset of the pandemic and ensuing high steel prices further negatively impacted demand throughout 2021. To align with lower expected production levels in 2022, we reduced capacity in our two active barge operating plants and completed the idling of our Madisonville, Louisiana facility in the fourth quarter of 2021 to further reduce our cost structure. While high steel prices continued to negatively impact order levels in 2022, the underlying fundamentals for a dry barge replacement cycle remain in place. The fleet continues to age, new builds have not kept pace with scrapping, and utilization rates are high. As a result, order inquiries have been increasing, and we received orders of $134 million in the fourth quarter of 2022, primarily for hopper barges for 2023 delivery. Demand for steel components, which was softening pre-COVID-19 due to a weakening North American rail transportation market, is increasing relative to 2020 and 2021 cyclical lows as the near-term outlook for the new railcar market indicates a stable level of replacement demand.

Executive Overview

Financial Operations and Highlights

- Revenues for the year ended December 31, 2022 increased 10.1% to $2.2 billion compared to the year ended December 31, 2021 with all three segments contributing to the increase.

- Operating profit for the year ended December 31, 2022 of $349.0 million increased $241.7 million compared to the year ended December 31, 2021, of which $189.0 million related to the gain on the sale of the storage tanks business completed in the fourth quarter. The additional $52.7 million increase was driven by increased pricing and volumes in Construction Products, higher margins on increased pricing in Engineered Structures, and higher overall volumes and increased efficiencies in Transportation Products.

- As a percentage of revenue, selling, general, and administrative expenses was 11.7% for the year ended December 31, 2022, compared to 12.6% in the prior year. Selling, general, and administrative expenses increased by 2.7% for the year ended December 31, 2022, when compared to the prior year largely due to increased compensation costs.

- The effective tax rate for the year ended December 31, 2022 was 22.3% compared to 16.7% for the year ended December 31, 2021. See Note 10, "Income Taxes" to the Consolidated Financial Statements.

- Net income for the year ended December 31, 2022 was $245.8 million compared with $69.6 million for the year ended December 31, 2021.

Unsatisfied Performance Obligations (Backlog)

As of December 31, 2022 and 2021 our backlog of firm orders was as follows:

	December 31, 2022	December 31, 2021
	(in millions)	
Engineered Structures:		
Utility, wind, and related structures	$ 671.3	$ 437.5
Storage tanks[(1)]	$ —	$ 22.0
Transportation Products:		
Inland barges	$ 225.1	$ 92.7

[(1)] On October 3, 2022, the Company completed the sale of its storage tanks business and its related backlog.

Approximately 57% of the unsatisfied performance obligations for our utility, wind, and related structures in our Engineered Structures segment are expected to be delivered during the year ending 2023, 24% expected to be delivered during the year ending 2024, with the remainder expected to be delivered during the year ending 2025. All of the unsatisfied performance obligations for inland barges in our Transportation Products segment are expected to be delivered during the year ending 2023.

Results of Operations

The following discussion of Arcosa's results of operations should be read in connection with "Forward-Looking Statements" and Item 1A, "*Risk Factors*". These items provide additional relevant information regarding the business of Arcosa, its strategy and various industry conditions which have a direct and significant impact on Arcosa's results of operations, as well as the risks associated with Arcosa's business.

Overall Summary

<u>Revenues</u>

	Year Ended December 31,			Percent Change	
	2022	**2021**	**2020**	**2022 versus 2021**	**2021 versus 2020**
	($ in millions)				
Construction Products	$ 923.5	$ 796.8	$ 593.6	**15.9 %**	34.2 %
Engineered Structures	**1,002.0**	934.1	877.7	**7.3**	6.4
Transportation Products	**317.3**	305.6	466.5	**3.8**	(34.5)
Segment Totals before Eliminations	**2,242.8**	2,036.5	1,937.8	**10.1**	5.1
Eliminations	**—**	(0.1)	(2.2)		
Consolidated Total	$ **2,242.8**	$ 2,036.4	$ 1,935.6	**10.1**	5.2

2022 versus 2021

- Revenues increased by 10.1%.

- Revenues from our Construction Products segment increased primarily due to increased pricing across our product lines in our aggregate and specialty materials businesses and higher volumes from recently acquired businesses.

- In our Engineered Structures segment, revenues increased primarily due to increased pricing in all product lines.
- Revenues from our Transportation Products segment increased primarily due to higher deliveries in steel components, partially offset by lower tank barge deliveries.

2021 versus 2020

- Revenues increased by 5.2%.
- Revenues from our Construction Products segment increased primarily due to higher natural and recycled aggregates volumes from acquired businesses as well as in our legacy natural aggregates business.
- In our Engineered Structures segment, revenues increased primarily due to increased pricing in all product lines driven by higher steel prices and higher volumes in utility structures and U.S. storage tanks.
- Revenues from our Transportation Products segment decreased primarily due to lower volumes in our inland barge business.

Operating Costs

Operating costs are comprised of cost of revenues; selling, general, and administrative expenses; impairment charges; and gains or losses on property disposals.

	Year Ended December 31,			Percent Change	
	2022	**2021**	**2020**	**2022 versus 2021**	**2021 versus 2020**
	(in millions)				
Construction Products	$ 827.0	$ 713.6	$ 518.9	**15.9 %**	37.5 %
Engineered Structures	695.0	846.1	797.5	**(17.9)**	6.1
Transportation Products	305.8	299.2	411.9	**2.2**	(27.4)
Segment Totals before Eliminations and Corporate Expenses	1,827.8	1,858.9	1,728.3	**(1.7)**	7.6
Corporate	66.0	70.3	57.7	**(6.1)**	21.8
Eliminations	—	(0.1)	(2.2)		
Consolidated Total	$ 1,893.8	$ 1,929.1	$ 1,783.8	**(1.8)**	8.1
Depreciation, depletion, and amortization	$ 154.1	$ 144.3	$ 114.5	**6.8**	26.0

2022 versus 2021

- Operating costs decreased 1.8%. Excluding the $189.0 million gain on the sale of our storage tanks business within the Engineered Structures segment, operating costs increased 8.0%
- Cost of revenues for Construction Products increased primarily due to inflationary-related cost increases, including diesel, cement, and process fuels and higher volumes from recently acquired businesses.
- Excluding the gain from the sale of the storage tanks business, operating costs for Engineered Structures increased primarily due to higher steel raw material prices.
- Cost of revenues for Transportation Products increased primarily due to increased steel component volumes and higher steel raw material costs in inland barges.
- Depreciation, depletion, and amortization increased primarily due to recent acquisitions, including the fair value mark up of long-lived assets.
- As a percentage of revenue, selling, general, and administrative expenses for the year ended December 31, 2022 was 11.7% compared to 12.6% for the year ended December 31, 2021.

2021 versus 2020

- Operating costs increased 8.1%.
- Cost of revenues for Construction Products increased primarily due to higher volumes from acquired businesses, including the cost impact of the fair market value write-up of acquired inventory and additional depreciation, depletion, and amortization expense.
- Cost of revenues for Engineered Structures increased primarily due to higher volumes in our utility structures business, as well as higher steel raw material prices.

- Cost of revenues for Transportation Products decreased primarily due to lower volumes in our inland barge business.
- Depreciation, depletion, and amortization increased primarily due to the acquisition of StonePoint and other recent acquisitions, including the fair value mark up of long-lived assets.
- As a percentage of revenue, selling, general, and administrative expenses for the year ended December 31, 2021 was 12.6% compared to 11.5% for the year ended December 31, 2020. The increase is largely due to additional costs from acquired businesses in Construction Products and higher corporate costs due to a legal settlement in the fourth quarter and higher acquisition-related transaction and integration costs.

Operating Profit (Loss)

	Year Ended December 31,			Percent Change	
	2022	2021	2020	2022 versus 2021	2021 versus 2020
		(in millions)			
Construction Products	$ 96.5	$ 83.2	$ 74.7	16.0 %	11.4 %
Engineered Structures	307.0	88.0	80.2	248.9	9.7
Transportation Products	11.5	6.4	54.6	79.7	(88.3)
Segment Totals before Eliminations and Corporate Expenses	415.0	177.6	209.5	133.7	(15.2)
Corporate	(66.0)	(70.3)	(57.7)	(6.1)	21.8
Consolidated Total	$ 349.0	$ 107.3	$ 151.8	225.3	(29.3)

2022 versus 2021
- Operating profit increased 225.3%, a large portion of which related to the $189.0 million gain on sale of our storage tanks business within the Engineered Structures segment. Excluding the gain, operating profit increased $52.7 million, or 49.1%.
- Operating profit in Construction Products increased primarily due to increased pricing and volumes from recently acquired businesses, partially offset by inflationary-related cost increases, including diesel, cement, and process fuels.
- Operating profit in Engineered Structures increased by 34.1%, excluding the gain on the sale of the storage tanks business, primarily due to higher revenues and improved margins in our utility structures and storage tanks businesses as well as improved pricing across all product lines.
- Operating profit in Transportation Products increased primarily due to higher volumes and improved margins in our steel components business.

2021 versus 2020
- Our operating profit decreased 29.3%.
- Operating profit in the Construction Products segment increased primarily due to increased volumes from recently acquired business and in our legacy businesses.
- Operating profit in our Engineered Structures segment increased primarily due to higher volumes in our utility structures business and improved margins in our storage tanks business, partially offset by lower wind tower volumes.
- Operating profit in our Transportation Products segment decreased primarily due to lower barge volumes and the associated decline in operational efficiencies from reduced capacity utilization.

For a further discussion of revenues, costs, and the operating results of individual segments, see *Segment Discussion* below.

Other Income and Expense

Other, net (income) expense consists of the following items:

	Year Ended December 31,		
	2022	**2021**	**2020**
		(in millions)	
Interest income	$ **(1.1)**	$ —	$ (0.4)
Foreign currency exchange transactions	**3.3**	0.6	3.6
Other	**(0.4)**	(0.3)	(0.2)
Other, net (income) expense	$ **1.8**	$ 0.3	$ 3.0

- Other, net expense due to foreign currency exchange transactions increased by $2.7 million in 2022 primarily driven by increased volatility in the U.S. dollar to Mexican peso exchange rate as well as foreign currency impacts on the sale of the storage tanks business in Mexico.

Income Taxes

The income tax provision for the years ended December 31, 2022, 2021, and 2020 was $70.4 million, $14.0 million, and $31.6 million, respectively. The effective tax rate for the years ended December 31, 2022, 2021, and 2020 was 22.3%, 16.7%, and 22.9%, respectively. The effective tax rates differ from the federal tax rate of 21.0% due to the impact of state income taxes, excess tax benefits related to equity compensation, and the impact of foreign tax benefits. The increase in our effective tax rate for the year ended December 31, 2022 was largely due to true-ups of apportionment rates impacting prior year state current and deferred taxes. For a reconciliation of the federal tax rate to our effective tax rate, see Note 10 of the Notes to Consolidated Financial Statements.

In response to the COVID-19 pandemic, on March 27, 2020 the U.S. Congress passed the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which includes certain tax relief and benefits that impacted the Company. Approximately $15 million of federal and state income tax payments deferred during the first half of 2020 were paid during the third quarter of 2020. Approximately $5.4 million and $4.3 million of payroll-related taxes were paid during 2022 and 2021, respectively. As of December 31, 2022, the Company has repaid all payroll-related taxes deferred in accordance with the provisions of the CARES Act.

See Note 10 of the Notes to Consolidated Financial Statements for a further discussion of income taxes.

Segment Discussion

Construction Products

	Year Ended December 31,			Percent Change	
	2022	**2021**	**2020**	**2022 versus 2021**	**2021 versus 2020**
	($ in millions)				
Revenues:					
Aggregates and specialty materials	$ **821.4**	$ 711.6	$ 529.4	**15.4 %**	34.4 %
Construction site support	**102.1**	85.2	64.2	**19.8**	32.7
Total revenues	**923.5**	796.8	593.6	**15.9**	34.2
Operating costs:					
Cost of revenues	**726.6**	623.7	449.7	**16.5**	38.7
Selling, general, and administrative expenses	**100.4**	89.9	68.4	**11.7**	31.4
Impairment charge	**—**	—	0.8		
Operating profit	$ **96.5**	$ 83.2	$ 74.7	**16.0**	11.4
Depreciation, depletion, and amortization	$ **102.7**	$ 88.7	$ 60.1	**15.8**	47.6

2022 versus 2021

- Revenues increased 15.9% partially due to recent acquisitions, which on a combined basis accounted for approximately half of the increase in segment revenues. The additional increase in revenues was driven by strong pricing gains across our product lines in our aggregates and specialty materials businesses, partially offset by overall lower volumes from legacy operations. Revenues from our trench shoring business increased 19.8% driven by higher volumes and increased pricing.

- Cost of revenues increased 16.5%, partially due to higher volumes as well as additional depreciation, depletion, and amortization expense from recently acquired businesses. Cost of revenues also increased due to higher inflationary-related costs, including diesel, cement, and process fuels, across our businesses. As a percent of revenues, cost of revenues increased slightly.

- Selling, general, and administrative expenses increased 11.7% driven by additional costs from recently acquired businesses. As a percentage of revenues, selling, general, and administrative costs declined to 10.9% compared to 11.3% in the previous year.

- Operating profit increased by 16.0%, in line with revenue.

- Depreciation, depletion, and amortization expense increased primarily due to recent acquisitions, including the impact of the fair value mark up of long-lived assets.

2021 versus 2020

- Revenues increased 34.2%, primarily due to StonePoint and other recent acquisitions, which on a combined basis increased segment revenues by approximately 25%. The additional increase in revenues was driven by strong demand for construction aggregates despite numerous weather-related challenges in the first half of the year, partially offset by reduced shipments to oil and gas markets. Revenues from our trench shoring business increased 32.7%, above pre-pandemic levels, due to higher steel prices and improved demand conditions as COVID-related construction delays improved.

- Cost of revenues increased 38.7% due to higher volumes from the acquired businesses and strong demand in our legacy businesses. Cost of revenues also increased due to a $4.7 million increase in the amortization of the fair value mark up of acquired inventory as well as higher depreciation, depletion, and amortization expense from acquired businesses. As a percent of revenues, cost of revenues in our legacy businesses, excluding depreciation, depletion, and amortization, were mostly in line with the prior year despite higher fuel prices and other inflationary-related increases.

- Selling, general, and administrative expenses increased 31.4% due to additional costs from acquired businesses. As a percentage of revenues, selling, general, and administrative costs in the legacy businesses declined as legacy costs were substantially unchanged from the previous year.

- Operating profit increased 11.4% driven by increased volumes in the second half of the year which offset the impact of Winter Storm Uri in the first quarter, and excessive rainfall in the second quarter. Excluding the impact of the fair value mark up of acquired inventory and the impairment charge recognized in the prior year, operating profit increased approximately 15%.

- Depreciation, depletion, and amortization expense increased primarily due to StonePoint and other recently acquired businesses along with the associated fair value mark up of acquired long-lived assets.

Engineered Structures

	Year Ended December 31,			Percent Change	
	2022	**2021**	**2020**	**2022 versus 2021**	**2021 versus 2020**
	($ in millions)				
Revenues:					
Utility, wind, and related structures	$ **813.1**	$ 717.9	$ 695.2	**13.3 %**	3.3 %
Storage tanks	**188.9**	216.2	182.5	**(12.6)**	18.5
Total revenues	**1,002.0**	934.1	877.7	**7.3**	6.4
Operating costs:					
Cost of revenues	**810.4**	769.2	721.8	**5.4**	6.6
Selling, general, and administrative expenses	**73.6**	74.0	74.4	**(0.5)**	(0.5)
Gain on sale of storage tanks business	**(189.0)**	—	—		
Impairment charge	**—**	2.9	1.3		
Operating profit	$ **307.0**	$ 88.0	$ 80.2	**248.9**	9.7
Depreciation and amortization	$ **30.5**	$ 33.1	$ 31.5	**(7.9)**	5.1

2022 versus 2021

- Revenues increased 7.3% driven by increased pricing across all product lines partially offset by lower overall volumes and the sale of the storage tanks business which was completed on October 3, 2022.

- Cost of revenues increased 5.4% primarily driven by higher steel raw material prices partially offset by lower overall volumes and the elimination of costs for storage tanks in the fourth quarter following the sale.

- Selling, general, and administrative expenses were substantially unchanged as increased costs in utility structures were offset by the elimination of costs from storage tanks in the fourth quarter following the sale.

- Operating profit increased significantly driven by the $189.0 million gain recognized on sale of our storage tanks business during the fourth quarter. Excluding the gain, operating profit increased $30.0 million or 34.1% primarily due to higher revenues and improved margins in our utility structures and storage tanks businesses as well as improved pricing across all product lines. The increase was partially offset by a $7.7 million increase to operating profit in 2021 related to the resolution of a customer dispute.

2021 versus 2020

- Revenues increased 6.4% due to increased pricing across all product lines, higher volumes in utility structures, and the full year impact of the acquired traffic and telecom structures businesses. Revenue increases were partially offset by lower wind tower volumes. Revenues also increased by $7.7 million due to a non-recurring item in our wind towers business related to the resolution of a customer dispute from 2019.

- Cost of revenues increased 6.6% driven by higher steel raw material prices and increased volumes in our utility structures business, partially offset by lower wind tower volumes. Cost of revenues were reduced by a gain of $3.9 million recognized on the sale of a non-operating facility in the first quarter.

- Selling, general, and administrative expenses were substantially unchanged.

- Operating profit increased by 9.7% primarily due to increased volumes in our utility structures business and improved margins in our storage tanks and utility structures businesses, a one-time resolution of a customer dispute, and the gain on the sale of a non-operating facility. This increase was partially offset by lower wind tower volumes and Winter Storm Uri that impacted production in our Texas and Oklahoma plants for approximately one week in the first quarter.

Unsatisfied Performance Obligations (Backlog)

As of December 31, 2022, the backlog for utility, wind, and related structures was $671.3 million compared to $437.5 million as of December 31, 2021. Approximately 57% of the unsatisfied performance obligations for our utility, wind, and related structures are expected to be delivered during the year ending December 31, 2023, 24% expected to be delivered during the year ending 2024, with the remainder expected to be delivered during the year ending 2025.

Transportation Products

	Year Ended December 31,			Percent Change	
	2022	**2021**	**2020**	**2022 versus 2021**	**2021 versus 2020**
		($ in millions)			
Revenues:					
Inland barges	$ **189.9**	$ 215.7	$ 378.3	**(12.0)%**	(43.0)%
Steel components	**127.4**	89.9	88.2	**41.7**	1.9
Total revenues	**317.3**	305.6	466.5	**3.8**	(34.5)
Operating costs:					
Cost of revenues	**283.0**	277.4	384.3	**2.0**	(27.8)
Selling, general, and administrative expenses	**22.8**	21.8	22.6	**4.6**	(3.5)
Impairment charge	**—**	—	5.0		
Operating profit	$ **11.5**	$ 6.4	$ 54.6	**79.7**	(88.3)
Depreciation and amortization	$ **15.8**	$ 17.8	$ 18.0	**(11.2)**	(1.1)

2022 versus 2021

- Revenues increased 3.8% led by a 41.7% increase in steel components revenues due to increased deliveries resulting from improving demand conditions in the North American railcar market. The segment increase was partially offset by a 12.0% decrease in revenues from inland barges, reflecting continued weak demand conditions resulting from historically high steel prices.
- Cost of revenues increased by 2.0% driven by higher steel component volumes, partially offset by lower tank barge volumes.
- Selling, general, and administrative expenses increased 4.6% due to higher overall volumes and increased legal expenses.
- Operating profit increased by 79.7% due to higher overall volumes and improved margins in our steel components business.

2021 versus 2020

- Revenues decreased 34.5%. Revenues from inland barges decreased 43.0% due to lower tank and hopper barge deliveries as demand conditions weakened from the COVID-19 pandemic and increased steel prices. Steel component revenues increased slightly due to higher deliveries as market fundamentals in the North American railcar market began to improve from cyclical trough levels reached in 2020.
- Cost of revenues decreased 27.8% driven by lower barge volumes.
- Selling, general, and administrative expenses decreased due to lower compensation costs.
- Operating profit decreased by 88.3% due to lower barge volumes and the associated decline in operational efficiencies from reduced capacity utilization.

Unsatisfied Performance Obligations (Backlog)

As of December 31, 2022, the backlog for inland barges was $225.1 million compared to $92.7 million as of December 31, 2021. All of the backlog for inland barges is expected to be delivered during the year ending December 31, 2023.

Corporate

	Year Ended December 31,			Percent Change	
	2022	**2021**	**2020**	**2022 versus 2021**	**2021 versus 2020**
		($ in millions)			
Corporate overhead costs	$ **66.0**	$ 70.3	$ 57.7	**(6.1)%**	21.8 %

2022 versus 2021

- Corporate overhead costs decreased 6.1% primarily due to a $1.1 million reduction in acquisition and divestiture-related expenses as well as by $8.7 million for a legal settlement recognized in the prior year. This decrease was partially offset by higher compensation-related expenses in the current year.

2021 versus 2020

- Corporate overhead costs increased 21.8% primarily due to an additional $6.9 million of acquisition-related transaction and integration costs as well as a legal settlement of $8.7 million incurred during the fourth quarter of 2021 related to a previously disclosed matter regarding events that pre-dated the Company's spin-off.

Liquidity and Capital Resources

Arcosa's primary liquidity requirement consists of funding our business operations, including capital expenditures, working capital investment, and disciplined acquisitions. Our primary sources of liquidity include cash flow from operations, our existing cash balance, availability under the revolving credit facility, and, as necessary, the issuance of additional long-term debt or equity. To the extent we have available liquidity, we may also consider undertaking new capital investment projects, executing additional strategic acquisitions, returning capital to stockholders, or funding other general corporate purposes.

Cash Flows

The following table summarizes our cash flows from operating, investing, and financing activities for each of the last three years:

	Year Ended December 31,		
	2022	**2021**	**2020**
		(in millions)	
Total cash provided by (required by):			
Operating activities	$ **174.3**	$ 166.5	$ 259.9
Investing activities	**90.7**	(570.3)	(528.2)
Financing activities	**(177.5)**	380.9	123.7
Net increase (decrease) in cash and cash equivalents	$ **87.5**	$ (22.9)	$ (144.6)

2022 versus 2021

Operating Activities. Net cash provided by operating activities for the year ended December 31, 2022 was $174.3 million compared to $166.5 million for the year ended December 31, 2021.

- The changes in current assets and liabilities resulted in a net use of cash of $65.3 million for the year ended December 31, 2022 compared to a net use of cash of $50.3 million for the year ended December 31, 2021. The current year activity was primarily driven by increased receivables and inventories due to increased volumes and higher steel prices.

Investing Activities. Net cash provided by investing activities for the year ended December 31, 2022 was $90.7 million compared to net cash required by investing activities of $570.3 million for the year ended December 31, 2021.

• Capital expenditures for the year ended December 31, 2022 increased to $138.0 million compared to $85.1 million for the year ended December 31, 2021 driven by investment in various growth projects in our Construction Products and Engineered Structures segments.

• Proceeds of $271.6 million were received during the year ended December 31, 2022 from the sale of the storage tanks business compared to $18.2 million for the year ended December 31, 2021 from the divestiture of an asphalt operation acquired as part of the StonePoint acquisition.

• Proceeds from the sale of property, plant, and equipment and other assets totaled $32.2 million for the year ended December 31, 2022 compared to $20.0 million for the year ended December 31, 2021.

• Cash paid for acquisitions, net of cash acquired, was $75.1 million for the year ended December 31, 2022 compared to $523.4 million for the year ended December 31, 2021.

Financing Activities. Net cash required by financing activities for the year ended December 31, 2022 was $177.5 million compared to $380.9 million of net cash provided by financing activities for the same period in 2021.

• During the year ended December 31, 2022, the Company received net proceeds from borrowings under its revolving credit facility of $30 million which was used to partially finance the acquisition of RAMCO. Subsequently, the Company used $155.0 million of cash proceeds from the sale of the storage tanks business in the fourth quarter to repay all amounts borrowed under its revolving credit facility. During the year ended December 31, 2021, the Company received proceeds from the issuance of the $400 million senior notes to finance the acquisition of StonePoint. The Company also received proceeds of $100 million from borrowings under the revolving credit facility, of which $75 million were repaid during the year.

• Dividends paid during the year ended December 31, 2022 were $9.8 million.

• The Company paid $15.0 million during the year ended December 31, 2022 to repurchase common stock under the share repurchase program in effect at the time compared to $9.4 million paid during the year ended December 31, 2021.

2021 versus 2020

Operating Activities. Net cash provided by operating activities for the year ended December 31, 2021 was $166.5 million compared to $259.9 million for the year ended December 31, 2020.

• The changes in current assets and liabilities resulted in a net use of cash of $50.3 million for the year ended December 31, 2021 compared to a net source of cash of $3.8 million for the year ended December 31, 2020. The decrease was primarily driven by increased receivables and inventories due to increased volumes and higher steel prices.

Investing Activities. Net cash required by investing activities for the year ended December 31, 2021 was $570.3 million compared to $528.2 million for the year ended December 31, 2020.

• Capital expenditures for the year ended December 31, 2021 were $85.1 million compared to $82.1 million for the year ended December 31, 2020.

• Proceeds from the sale of property, plant, and equipment and other assets totaled $20.0 million for the year ended December 31, 2021 compared to $9.6 million for the year ended December 31, 2020.

• Cash paid for acquisitions, net of cash acquired, was $523.4 million for the year ended December 31, 2021 compared to $455.7 million during for the year ended December 31, 2020.

Financing Activities. Net cash provided by financing activities during the year ended December 31, 2021 was $380.9 million compared to $123.7 million of net cash provided by financing activities for the same period in 2020.

• During the year ended December 31, 2021, the Company received proceeds from the issuance of the $400 million senior notes. The Company also received proceeds of $100 million from borrowings under our revolving credit facility, of which $75 million were repaid during the year. During the year ended December 31, 2020, the Company received proceeds from the issuance of the $150 million term loan to partially fund the acquisition of Cherry and, as a precautionary measure at the onset of the pandemic, borrowings under the Company's revolving credit facility of $100 million which were later repaid during the year.

• Dividends paid during the year ended December 31, 2021 were $9.8 million.

- The Company paid $9.4 million during the year ended December 31, 2021 to repurchase common stock under the share repurchase program in effect at the time compared to $8.0 million paid during the year ended December 31, 2020.

Other Investing and Financing Activities

Revolving Credit Facility and Senior Notes

On January 2, 2020, the Company entered into an Amended and Restated Credit Agreement to increase the revolving credit facility to $500 million and added a term loan facility of $150 million, in each case with a maturity date of January 2, 2025. The entire term loan was advanced on January 2, 2020 in connection with the closing of the acquisition of Cherry. As of December 31, 2022, the term loan had a remaining balance of $136.8 million.

As of December 31, 2022, we had no outstanding loans borrowed under the revolving credit facility, and there were approximately $25.3 million of letters of credit issued, leaving $474.7 million available. During 2022, the Company borrowed a net $30 million, which was used to partially finance the acquisition of RAMCO. In the fourth quarter, the Company used $155.0 million of the cash proceeds from the sale of the storage tanks business to repay all outstanding loans borrowed under its revolving credit facility. See Note 2 Acquisitions and Divestitures for additional information. Of the outstanding letters of credit as of December 31, 2022, $24.7 million are expected to expire in 2023, with the remainder in 2024. The majority of our letter of credit obligations support the Company's various insurance programs and generally renew by their terms each year.

The interest rates under the revolving credit facility and term loan are variable based on LIBOR or an alternate base rate plus a margin. A commitment fee accrues on the average daily unused portion of the revolving facility. The margin for borrowing and commitment fee rate are determined based on Arcosa's leverage as measured by a consolidated total indebtedness to consolidated EBITDA ratio. The margin for borrowing ranges from 1.25% to 2.00% and was set at LIBOR plus 1.75% as of December 31, 2022. The commitment fee rate ranges from 0.20% to 0.35% and was set at 0.30% at December 31, 2022.

The Company's revolving credit and term loan facilities require the maintenance of certain ratios related to leverage and interest coverage. As of December 31, 2022, we were in compliance with all such financial covenants. Borrowings under the credit agreement are guaranteed by certain wholly owned subsidiaries of the Company.

In order to increase liquidity in anticipation of the acquisition of StonePoint, the Company entered into an unsecured 364-Day Credit Agreement on March 26, 2021 providing for a revolving line of credit of $150.0 million, with an outside maturity date of March 25, 2022, with pricing, covenants, and guarantees substantially similar to the Company's existing revolving credit and term loan facilities. Per the terms of the facility, it terminated on April 6, 2021 upon the closing of the Company's private offering of $400.0 million in senior notes.

On April 6, 2021, the Company issued $400.0 million aggregate principal amount of 4.375% senior notes (the "Notes") that mature in April 2029. Interest on the Notes is payable semiannually in April and October of each year. The Notes are senior unsecured obligations of the Company and are guaranteed on a senior unsecured basis by each of the Company's domestic subsidiaries that is a guarantor under our revolving credit and term loan facilities.

We believe, based on our current business plans, that our existing cash, available liquidity, and cash flow from operations will be sufficient to fund necessary capital expenditures and operating cash requirements for the foreseeable future.

Repurchase Program

In December 2022, the Company's Board of Directors (the "Board") authorized a new $50 million share repurchase program effective January 1, 2023 through December 31, 2024 to replace a program of the same amount that expired on December 31, 2022. Under the previous program, the Company repurchased 298,629 shares at a cost of $15.0 million during the year ended December 31, 2022. During the year ended December 31, 2021, the Company repurchased 170,168 shares at a cost of $9.4 million. See Note 1 of the Notes to Consolidated Financial Statements.

Derivative Instruments

In December 2018, the Company entered into an interest rate swap instrument, effective as of January 2, 2019 and expiring in October 2023, to reduce the effect of changes in the variable interest rates associated borrowings under the Amended and Restated Credit Agreement. The instrument carried an initial notional amount of $100 million, thereby hedging the first $100 million of borrowings. The instrument effectively fixes the LIBOR component of the borrowings at a monthly rate of 2.71%. As of December 31, 2022, the Company has recorded an asset of $1.8 million for the fair value of the instrument, all of which is recorded in accumulated other comprehensive loss. See Note 3 and Note 7 of the Notes to Consolidated Financial Statements.

Stock-Based Compensation

We have a stock-based compensation plan for our directors, officers, and employees. See Note 13 of the Notes to Consolidated Financial Statements.

Employee Retirement Plans

In 2022, we sponsored an employee savings plan under the 401(k) plan that covered substantially all employees and included a company matching contribution with the investment of the funds directed by the participants. The Company also contributed to a multiemployer defined benefit pension plan under the terms of a collective-bargaining agreement that covered certain union-represented employees at one of our facilities. See Note 11 of the Notes to Consolidated Financial Statements.

Contractual Obligations and Commercial Commitments

As of December 31, 2022, we had the following contractual obligations and commercial commitments:

Contractual Obligations and Commercial Commitments	Total	Next 12 Months	Beyond 12 Months
	(in millions)		
Debt	$ 536.8	$ 8.4	$ 528.4
Operating leases	40.3	7.8	32.5
Finance leases	20.3	6.9	13.4
Obligations for purchase of goods and services	181.8	177.1	4.7
Total	$ 779.2	$ 200.2	$ 579.0

See Note 15 of the Notes to Consolidated Financial Statements.

Critical Accounting Policies and Estimates

MD&A discusses our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

On an on-going basis, management evaluates its estimates and judgments based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our accounting policies are more fully described in Note 1 of the Notes to Consolidated Financial Statements. We believe the following critical accounting policies include our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.

Business Combinations and Allocation of Purchase Price

We account for business combinations under the acquisition method of accounting. As of the date that control in the entity is obtained, the purchase price of the transaction is allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values. The purchase price is determined based on the fair value of consideration transferred to and liabilities assumed from the seller as of the date of acquisition. Goodwill is recorded for the excess of the purchase price over the net fair value of the identifiable assets acquired and liabilities assumed. The determination of the acquisition date fair value of the assets acquired and liabilities assumed requires management's judgment and involves the use of significant estimates and assumptions, especially with respect to future expected cash flows, useful lives, and discount rates.

We commonly use an excess earnings method to value acquired mineral reserves and separately identifiable intangible assets, which may include, but are not limited to, customer relationships, permits, and backlog. Significant assumptions used in the valuation of these types of assets may include projected revenues, production costs, capital requirements, customer attrition rates, and discount rates. Changes in the assumptions used could have a significant impact on the estimated acquisition date fair value of the related asset and any future depreciation, depletion, or amortization expense.

The estimated remaining useful lives of acquired tangible and definite-lived intangible assets are based on the length of time that the assets are expected to provide value to the Company and have a significant impact on current and future period earnings.

Management's estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and, as a result, actual results may differ from estimates. We may adjust the amounts recognized in an acquisition during a measurement period after the acquisition date. Any such adjustments are the result of subsequently obtaining additional information that existed at the acquisition date regarding the assets acquired or the liabilities assumed. Measurement period adjustments are generally recorded as increases or decreases to goodwill, if any, recognized in the transaction. The cumulative impact of measurement period adjustments on depreciation, amortization, and other income statement items are recognized in the period the adjustment is determined.

Acquisition costs are expensed as incurred and are included in selling, general, and administrative expenses in the accompanying Consolidated Statements of Operations. We include results of operations from acquired businesses in our Consolidated Financial Statements from the effective date of the acquisition.

Long-lived Assets

As of December 31, 2022, net property, plant, and equipment and net intangible assets represent 36% and 8% of the Company's total assets, respectively. The methods for recognition of depreciation, depletion, and amortization are based on estimates regarding the expected future economic benefit to the Company and any potential impairment to the value of such assets could be significant. As such, the accounting treatment for these long-lived assets is a critical accounting policy.

Property, plant, and equipment are stated at cost and depreciated or depleted over their estimated useful lives, primarily using the straight-line method. Depletion of mineral reserves is calculated based on estimated proven and probable reserves using the units-of-production method on a quarry-by-quarry basis. Intangible assets, primarily consisting of customer relationships and permits, are recorded at fair value on the date of acquisition and amortized over their estimated useful lives using the straight-line method. See Note 1 of the Notes to Consolidated Financial Statements for additional information regarding the ranges of estimated useful lives by category of property, plant, and equipment and intangible assets.

We periodically evaluate the carrying value of long-lived assets to be held and used for potential impairment whenever facts and circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The carrying value of long-lived assets to be held and used is considered impaired when the carrying value is not recoverable through undiscounted future cash flows and the fair value of the asset or asset group is less than their carrying value. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risks involved or market quotes as available. Significant estimates and judgments that most significantly impact the impairment analysis may include projected revenues, operating profit, and the remaining useful life over which the asset or asset group is expected to generate cash flows.

Impairment losses on long-lived assets held for sale are determined in a similar manner, except that estimated fair values are reduced by the estimated cost to dispose of the assets.

The Company had no impairment charges during the year ended December 31, 2022. Impairment charges of $2.9 million were recognized during the year ended December 31, 2021 related to assets that were classified as held for sale during the year. Impairment charges of $7.1 million were recognized during the year ended December 31, 2020 related to assets that were disposed of during the year.

Goodwill

Goodwill is required to be tested for impairment annually or on an interim basis whenever events or circumstances change indicating that the carrying amount of the goodwill might be impaired. The quantitative goodwill impairment test is assessed at the "reporting unit" level by comparing the reporting unit's estimated fair value with the carrying amount of its net assets. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized. The goodwill impairment is measured as the excess of the reporting unit's carrying value over its fair value, not to exceed the amount of goodwill allocated to the reporting unit. The estimates and judgments that most significantly affect the fair value calculations are assumptions, consisting of level three inputs, related to revenue and operating profit growth, discount rates, and exit multiples.

As of December 31, 2022, goodwill totaled $958.5 million. Based on the Company's annual goodwill impairment test, performed at the reporting unit level as of December 31, 2022, the Company concluded that no impairment charges were determined to be necessary and that none of the reporting units evaluated were at risk of failing the goodwill impairment test. A reporting unit is considered to be at risk if its estimated fair value does not exceed the carrying value of its net assets by 10% or more. See Note 1 and Note 6 of the Notes to Consolidated Financial Statements.

We believe that the assumptions used in our impairment analysis are reasonable; however, given the uncertainties of the economy and its potential impact on our businesses, there can be no assurance that our estimates and assumptions regarding the fair value of our reporting units will prove to be accurate predictions of the future. Additionally, variations in any of these assumptions may result in different calculations in fair value that could result in an impairment charge.

A 100 basis point increase in the discount rate or reduction in the terminal growth rate would not have resulted in an impairment of goodwill for any of our reporting units as of December 31, 2022.

Contingencies and Litigation

The Company is involved in claims and lawsuits and environmental matters incidental to our business. We evaluate our exposure to such claims and suits periodically and establish accruals for these contingencies when probable losses can be reasonably estimated. The range of reasonably possible losses for such matters, taking into consideration our rights in indemnity and recourse to third parties was $0.3 million to $1.9 million as of December 31, 2022 and $9.1 million to $9.5 million as of December 31, 2021.

Based on information currently available with respect to such claims and lawsuits, including information on claims and lawsuits as to which the Company is aware but for which the Company has not been served with legal process, it is management's opinion that the ultimate outcome of all such claims and litigation, including settlements, in the aggregate will not have a material adverse effect on the Company's financial condition for purposes of financial reporting. However, resolution of certain claims or lawsuits by settlement or otherwise, could impact the operating results of the reporting period in which such resolution occurs. For additional information, see Note 15 of the Notes to Consolidated Financial Statements.

Income Taxes

The liability method is used to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and other tax attributes using currently enacted tax rates. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the provision for income taxes in the period that includes the enactment date. Management is required to estimate the timing of the recognition of deferred tax assets and liabilities, make assumptions about the future deductibility of deferred tax assets, and assess deferred tax liabilities based on enacted law and tax rates for the appropriate tax jurisdictions to determine the amount of such deferred tax assets and liabilities. Changes in the calculated deferred tax assets and liabilities may occur in certain circumstances including statutory income tax rate changes, statutory tax law changes, or changes in the structure or tax status of the Company. The Company assesses whether a valuation allowance should be established against its deferred tax assets based on consideration of all available evidence, both positive and negative, using a more likely than not standard. This assessment considers, among other matters, the nature, frequency, and severity of recent losses; a forecast of future profitability; the duration of statutory carryback and carryforward periods; the Company's experience with tax attributes expiring unused; and tax planning alternatives.

As of December 31, 2022, our adjusted net deferred tax liability was $166.0 million. At December 31, 2022, the Company had $60.3 million federal consolidated net operating loss carryforwards, primarily from businesses acquired, and $6.6 million of tax-effected state loss carryforwards remaining. In addition, the Company had $9.1 million of foreign net operating loss carryforwards that will begin to expire in the year 2023. We have established a valuation allowance for state and foreign tax operating losses and credits that we have estimated may not be realizable.

For additional information, see Note 10 of the Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements

See Note 1 of the Notes to Consolidated Financial Statements for information about recent accounting pronouncements.

Forward-Looking Statements

This annual report on Form 10-K (or statements otherwise made by the Company or on the Company's behalf from time to time in other reports, filings with the Securities and Exchange Commission ("SEC"), news releases, conferences, internet postings or otherwise) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements contained herein that are not historical facts are forward-looking statements and involve risks and uncertainties. These forward-looking statements include expectations, beliefs, plans, objectives, future financial performances, estimates, projections, goals, and forecasts. Arcosa uses the words "anticipates," "assumes," "believes," "estimates," "expects," "intends," "forecasts," "may," "will," "should," "plans," and similar expressions to identify these forward-looking statements. Potential factors, which could cause our actual results of operations to differ materially from those in the forward-looking statements include, among others:

- the impact of the COVID-19 pandemic on our sales, operations, supply chain, employees, and financial condition;
- market conditions and customer demand for our business products and services;
- the cyclical nature of the industries in which we compete;
- variations in weather in areas where our products are manufactured, sold, used, or installed;
- naturally occurring events and other events and disasters causing disruption to our manufacturing, product deliveries, and production capacity, thereby giving rise to an increase in expenses, loss of revenue, and property losses;
- competition and other competitive factors;
- our ability to identify, consummate, or integrate acquisitions of new businesses or products, or divest any business;
- the timing of introduction of new products;
- the timing and delivery of customer orders or a breach of customer contracts;
- the credit worthiness of customers and their access to capital;
- product price changes;
- changes in mix of products sold;
- the costs incurred to align manufacturing capacity with demand and the extent of its utilization;
- the operating leverage and efficiencies that can be achieved by our manufacturing businesses;
- availability and costs of steel, component parts, supplies, and other raw materials;
- changing technologies;
- surcharges and other fees added to fixed pricing agreements for steel, component parts, supplies and other raw materials;
- increased costs due to increased inflation;
- interest rates and capital costs;
- counter-party risks for financial instruments;
- long-term funding of our operations;
- taxes;
- the stability of the governments and political and business conditions in certain foreign countries, particularly Mexico;
- changes in import and export quotas and regulations;
- business conditions in emerging economies;
- costs and results of litigation;
- changes in accounting standards or inaccurate estimates or assumptions in the application of accounting policies;
- legal, regulatory, and environmental issues, including compliance of our products with mandated specifications, standards, or testing criteria and obligations to remove and replace our products following installation or to recall our products and install different products manufactured by us or our competitors;
- actions by the executive and legislative branches of the U.S. government relative to federal government budgeting, taxation policies, government expenditures, U.S. borrowing/debt ceiling limits, and trade policies, including tariffs, and border closures;
- the inability to sufficiently protect our intellectual property rights;
- our ability to mitigate against cybersecurity incidents, including ransomware, malware, phishing emails, and other electronic security threats;
- the improper use of social and other digital media to disseminate false, misleading, and/or unreliable or inaccurate information about the Company or demonstrate actions that negatively reflect on the Company;
- if the Company's ESG efforts and related public disclosures are not favorably received by stockholders;

- if the Former Parent fails to perform under various transaction agreements that were executed as part of the Separation;
- if the distribution of shares of Arcosa resulting from the Separation, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, the Company's stockholders at the time of the distribution and the Company could be subject to significant tax liability; and
- if the Separation does not comply with legal dividend requirements.

Any forward-looking statement speaks only as of the date on which such statement is made. Arcosa undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made. For a discussion of risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, "*Risk Factors*" included elsewhere herein.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Our earnings could be affected by changes in interest rates due to the impact those changes have on our variable rate revolving credit and term loan facility. As of December 31, 2022, we had no outstanding loans borrowed under the revolving credit facility and the term loan had a remaining balance of $136.8 million. If interest rates average one percentage point more in fiscal year 2023 than they did during 2022, our interest expense would increase by $0.4 million, after considering the effects of interest rate hedges. In comparison, at December 31, 2021, we estimated that an average increase of one percentage point would increase interest expense by $1.7 million.

As of December 31, 2022, we had $400.0 million outstanding on our 4.375% senior notes (the "Notes") due 2029. The Notes have a 4.375% fixed annual interest rate and, therefore, our economic interest rate exposure is fixed. However, the values of the Notes are exposed to interest rate risk. We estimate that a one percentage point increase in market interest rates would decrease the fair value of the Notes by approximately $17.9 million. We carry the Notes at face value less unamortized discount on our Consolidated Balance Sheet and present the fair value for disclosure purposes only.

In addition, we are subject to market risk related to our net investments in our foreign subsidiaries. The net investment in foreign subsidiaries as of December 31, 2022 was $109.6 million. The impact of such market risk exposures as a result of foreign exchange rate fluctuations has not been significant to Arcosa. See Note 9 of the Consolidated Financial Statements.

Item 8. *Financial Statements and Supplementary Data.*

Arcosa, Inc.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Arcosa, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arcosa, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Goodwill

Description of the Matter

At December 31, 2022, the Company's goodwill was $958.5 million and represented 29% of total assets. As discussed in Note 1 of the financial statements, goodwill is required to be tested for impairment annually, or on an interim basis whenever events or circumstances change, indicating that the carrying amount of the goodwill might be impaired.

Auditing management's annual goodwill impairment test is complex due to the significant measurement uncertainty in determining the fair value of each reporting unit. In particular, the fair value estimates are sensitive to significant assumptions such as weighted average cost of capital, revenue growth rates, and projected operating margins, which are affected by expected future market or economic conditions. Our risk assessment for goodwill impairment considers the amount by which the estimated fair value of a reporting unit exceeds the carrying value of its net assets since the level of precision required for estimated fair value increases as the difference between the estimated fair value and the carrying value narrows.

How We Addressed the Matter in Our Audit

We tested controls over the Company's goodwill impairment process for estimating the fair value of the Company's reporting units. For example, we tested controls over management's review of the valuation model and of the significant assumptions used to develop the prospective financial information, including management's controls to validate that the data used in the valuation was complete and accurate. To test the fair value of the Company's reporting units, our audit procedures included: (i) assessing the appropriateness of the methodology utilized by management to estimate fair value; (ii) assessing the significant assumptions used by management by comparing them to current industry and economic trends, considering changes in the Company's business model, customer base or product mix and other relevant factors; (iii) performing sensitivity analyses of the significant assumptions; and (iv) reviewing the reconciliation of the fair value of the reporting units to the market capitalization of the Company and assessing the resulting control premium. In addition, we involved valuation specialists to assist us in evaluating the components and assumptions that are most significant to the fair value estimate.

/s/ ERNST & YOUNG LLP

We have served as the Company's auditor since 2015.

Dallas, Texas
February 24, 2023

Arcosa, Inc. and Subsidiaries
Consolidated Statements of Operations

		Year Ended December 31,				
		2022		**2021**		**2020**
		(in millions, except per share amounts)				
Revenues	$	**2,242.8**	$	2,036.4	$	1,935.6
Operating costs:						
Cost of revenues		**1,820.0**		1,670.2		1,553.6
Selling, general, and administrative expenses		**262.8**		256.0		223.1
Gain on sale of storage tanks business		**(189.0)**		—		—
Impairment charge		**—**		2.9		7.1
		1,893.8		1,929.1		1,783.8
Total operating profit		**349.0**		107.3		151.8
Interest expense		**31.0**		23.4		10.6
Other, net (income) expense		**1.8**		0.3		3.0
		32.8		23.7		13.6
Income before income taxes		**316.2**		83.6		138.2
Provision for income taxes:						
Current		**25.6**		2.1		22.0
Deferred		**44.8**		11.9		9.6
		70.4		14.0		31.6
Net income	$	**245.8**	$	69.6	$	106.6
Net income per common share:						
Basic	$	**5.08**	$	1.44	$	2.20
Diluted	$	**5.05**	$	1.42	$	2.18
Weighted average number of shares outstanding:						
Basic		**48.2**		48.1		48.0
Diluted		**48.5**		48.6		48.5
Dividends declared per common share	$	**0.20**	$	0.20	$	0.20

See accompanying Notes to Consolidated Financial Statements.

Arcosa, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Net income	$ 245.8	$ 69.6	$ 106.6
Other comprehensive income (loss):			
Derivative financial instruments:			
Unrealized gains (losses) arising during the period, net of tax expense (benefit) of $0.9, $0.3, and ($1.0)	3.5	1.1	(3.7)
Reclassification adjustments for losses included in net income, net of tax expense (benefit) of ($0.2), ($0.4), and ($0.4)	0.8	1.4	1.6
Currency translation adjustment:			
Unrealized gains (losses) arising during the period, net of tax expense (benefit) of ($0.1), $0.0, and ($0.1)	(0.7)	0.3	(0.3)
	3.6	2.8	(2.4)
Comprehensive income	$ 249.4	$ 72.4	$ 104.2

See accompanying Notes to Consolidated Financial Statements.

Arcosa, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31, 2022	December 31, 2021
	(in millions, except per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 160.4	$ 72.9
Receivables, net of allowance for doubtful accounts of $5.5 and $4.2	334.2	310.8
Inventories:		
Raw materials and supplies	126.3	150.8
Work in process	59.2	53.6
Finished goods	130.3	120.1
	315.8	324.5
Other	46.4	59.7
Total current assets	856.8	767.9
Property, plant, and equipment, net	1,199.6	1,201.9
Goodwill	958.5	934.9
Intangibles, net	256.1	220.3
Deferred income taxes	9.6	13.2
Other assets	60.0	49.9
	$ 3,340.6	$ 3,188.1
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 190.7	$ 184.7
Accrued liabilities	121.8	145.9
Advance billings	40.5	18.6
Current portion of long-term debt	14.7	14.8
Total current liabilities	367.7	364.0
Debt	535.9	664.7
Deferred income taxes	175.6	134.0
Other liabilities	77.0	72.1
	1,156.2	1,234.8
Stockholders' equity:		
Common stock, $0.01 par value – 200.0 shares authorized at December 31, 2022; 200.0 at December 31, 2021; 48.4 shares issued and outstanding at December 31, 2022; 48.3 at December 31, 2021	0.5	0.5
Capital in excess of par value	1,684.1	1,692.6
Retained earnings	515.5	279.5
Accumulated other comprehensive loss	(15.7)	(19.3)
Treasury stock – 0.0 shares at December 31, 2022; 0.0 at December 31, 2021	—	—
	2,184.4	1,953.3
	$ 3,340.6	$ 3,188.1

See accompanying Notes to Consolidated Financial Statements.

Arcosa, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Operating activities:			
Net income	$ 245.8	$ 69.6	$ 106.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion, and amortization	154.1	144.3	114.5
Impairment charge	—	2.9	7.1
Stock-based compensation expense	19.1	18.0	20.0
Provision for deferred income taxes	44.8	11.9	9.6
Gains on disposition of property and other assets	(11.7)	(10.3)	(6.4)
Gain on sale of storage tanks business	(189.0)	—	—
(Increase) decrease in other assets	(3.8)	5.2	(7.6)
Increase (decrease) in other liabilities	(16.0)	(22.6)	11.5
Other	(3.7)	(2.2)	0.8
Changes in current assets and liabilities:			
(Increase) decrease in receivables	(65.9)	(25.9)	(13.5)
(Increase) decrease in inventories	(26.7)	(24.6)	32.6
(Increase) decrease in other current assets	(8.5)	(13.3)	1.9
Increase (decrease) in accounts payable	27.0	34.7	43.5
Increase (decrease) in advance billings	21.9	(26.1)	(31.6)
Increase (decrease) in accrued liabilities	(13.1)	4.9	(29.1)
Net cash provided by operating activities	174.3	166.5	259.9
Investing activities:			
Proceeds from disposition of property and other assets	32.2	20.0	9.6
Capital expenditures	(138.0)	(85.1)	(82.1)
Acquisitions, net of cash acquired	(75.1)	(523.4)	(455.7)
Proceeds from sale of businesses	271.6	18.2	—
Net cash provided (required) by investing activities	90.7	(570.3)	(528.2)
Financing activities:			
Payments to retire debt	(220.2)	(83.2)	(104.9)
Proceeds from issuance of debt	80.0	500.0	251.4
Shares repurchased	(15.0)	(9.4)	(8.0)
Dividends paid to common shareholders	(9.8)	(9.8)	(9.8)
Purchase of shares to satisfy employee tax on vested stock	(12.5)	(10.1)	(3.8)
Debt issuance costs	—	(6.6)	—
Other	—	—	(1.2)
Net cash (required) provided by financing activities	(177.5)	380.9	123.7
Net increase (decrease) in cash and cash equivalents	87.5	(22.9)	(144.6)
Cash and cash equivalents at beginning of period	72.9	95.8	240.4
Cash and cash equivalents at end of period	$ 160.4	$ 72.9	$ 95.8

Income tax payments for the years ended 2022, 2021, and 2020 were $21.9 million, $2.9 million, and $36.9 million, respectively.

See accompanying Notes to Consolidated Financial Statements.

Arcosa, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

| | Common Stock | | Capital in Excess of Par Value | Retained Earnings | Accumulated Other Comprehensive Loss | Treasury Stock | | Total Stockholders' Equity |
	Shares	$0.01 Par Value				Shares	Amount	
				(in millions, except par value)				
Balances at December 31, 2019	48.3	$ 0.5	$ 1,686.7	$ 122.9	$ (19.7)	—	$ —	$ 1,790.4
Net income	—	—	—	106.6	—	—	—	106.6
Other comprehensive loss	—	—	—	—	(2.4)	—	—	(2.4)
Cash dividends on common stock	—	—	—	(9.8)	—	—	—	(9.8)
Restricted shares, net	0.3	—	23.3	—	—	(0.2)	(7.1)	16.2
Shares repurchased	—	—	—	—	—	(0.2)	(8.0)	(8.0)
Retirement of treasury stock	(0.4)	—	(15.1)	—	—	0.4	15.1	—
Other	—	—	(0.8)	—	—	—	—	(0.8)
Balances at December 31, 2020	48.2	$ 0.5	$ 1,694.1	$ 219.7	$ (22.1)	—	$ —	$ 1,892.2
Net income	—	—	—	69.6	—	—	—	69.6
Other comprehensive income	—	—	—	—	2.8	—	—	2.8
Cash dividends on common stock	—	—	—	(9.8)	—	—	—	(9.8)
Restricted shares, net	0.5	—	20.8	—	—	(0.2)	(12.9)	7.9
Shares repurchased	—	—	—	—	—	(0.2)	(9.4)	(9.4)
Retirement of treasury stock	(0.4)	—	(22.3)	—	—	0.4	22.3	—
Balances at December 31, 2021	48.3	$ 0.5	$ 1,692.6	$ 279.5	$ (19.3)	—	$ —	$ 1,953.3
Net income	—	—	—	245.8	—	—	—	245.8
Other comprehensive income	—	—	—	—	3.6	—	—	3.6
Cash dividends on common stock	—	—	—	(9.8)	—	—	—	(9.8)
Restricted shares, net	0.7	—	20.1	—	—	(0.3)	(13.6)	6.5
Shares repurchased	—	—	—	—	—	(0.3)	(15.0)	(15.0)
Retirement of treasury stock	(0.6)	—	(28.6)	—	—	0.6	28.6	—
Balances at December 31, 2022	48.4	$ 0.5	$ 1,684.1	$ 515.5	$ (15.7)	—	$ —	$ 2,184.4

See accompanying Notes to Consolidated Financial Statements.

Arcosa, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Note 1. Overview and Summary of Significant Accounting Policies

Basis of Presentation

Arcosa, Inc. and its consolidated subsidiaries ("Arcosa," the "Company," "we," or "our"), headquartered in Dallas, Texas, is a provider of infrastructure-related products and solutions with leading brands serving construction, engineered structures, and transportation markets in North America. Arcosa is a Delaware corporation and was incorporated in 2018 in connection with the separation (the "Separation") of Arcosa from Trinity Industries, Inc. ("Trinity" or "Former Parent") on November 1, 2018 as an independent, publicly-traded company, listed on the New York Stock Exchange.

The accompanying Consolidated Financial Statements present our historical financial position, results of operations, comprehensive income/loss, and cash flows in accordance with accounting principles generally accepted in the U.S. ("GAAP"). All significant intercompany accounts and transactions have been eliminated.

Stockholders' Equity

In December 2022, the Company's Board of Directors (the "Board") authorized a new $50 million share repurchase program effective January 1, 2023 through December 31, 2024 to replace a program of the same amount that expired on December 31, 2022. Under the previous program, the Company repurchased 298,629 shares at a cost of $15.0 million during the year ended December 31, 2022. During the year ended December 31, 2021, the Company repurchased 170,168 shares at a cost of $9.4 million.

Revenue Recognition

Revenue is measured based on the allocation of the transaction price in a contract to satisfied performance obligations. The transaction price does not include any amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The following is a description of principal activities from which the Company generates its revenue, separated by reportable segments. Payments for our products and services are generally due within normal commercial terms. For a further discussion regarding the Company's reportable segments, see Note 4 Segment Information.

Construction Products

The Construction Products segment recognizes substantially all revenue when the customer has accepted the product and legal title of the product has passed to the customer.

Engineered Structures

Within the Engineered Structures segment, revenue is recognized for our wind tower, certain utility structure, and certain storage tanks product lines over time as the products are manufactured using an input approach based on the costs incurred relative to the total estimated costs of production. We recognize revenue over time for these products as they are highly customized to the needs of an individual customer resulting in no alternative use to the Company if not purchased by the customer after the contract is executed, and we have the right to bill the customer for our work performed to date plus at least a reasonable profit margin for work performed. As of December 31, 2022 and 2021, we had a contract asset of $77.5 million and $54.2 million, respectively, which is included in receivables, net of allowance, within the Consolidated Balance Sheets. The increase in the contract asset during 2022 is due to timing of deliveries. For all other products, revenue is recognized when the customer has accepted the product and legal title of the product has passed to the customer.

Transportation Products

The Transportation Products segment recognizes revenue when the customer has accepted the product and legal title of the product has passed to the customer.

Unsatisfied Performance Obligations

The following table includes estimated revenue expected to be recognized in future periods related to performance obligations that are unsatisfied or partially satisfied as of December 31, 2022 and the percentage of the outstanding performance obligations as of December 31, 2022 expected to be delivered during 2023:

	Unsatisfied performance obligations at December 31, 2022	
	Total Amount	Percent expected to be delivered in 2023
	(in millions)	
Engineered Structures:		
Utility, wind, and related structures	$ 671.3	57 %
Storage tanks	$ —	
Transportation Products:		
Inland barges	$ 225.1	100 %

Approximately 24% of the unsatisfied performance obligations for our utility, wind, and related structures in our Engineered Structures segment are expected to be delivered during the year ending 2024, with the remainder expected to be delivered during the year ending 2025. On October 3, 2022, the Company completed the sale of its storage tanks business and its related backlog. Note 2 Acquisitions and Divestitures.

Income Taxes

The liability method is used to account for income taxes. Deferred income taxes represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances reduce deferred tax assets to an amount that will more likely than not be realized.

The Company regularly evaluates the likelihood of realization of tax benefits derived from positions it has taken in various federal and state filings after consideration of all relevant facts, circumstances, and available information. For those tax positions that are deemed more likely than not to be sustained, the Company recognizes the benefit it believes is cumulatively greater than 50% likely to be realized. To the extent the Company were to prevail in matters for which accruals have been established or be required to pay amounts in excess of recorded reserves, the effective tax rate in a given financial statement period could be materially impacted.

Financial Instruments

The Company considers all highly liquid debt instruments to be cash and cash equivalents if purchased with a maturity of three months or less. Financial instruments that potentially subject the Company to a concentration of credit risk are primarily cash investments and receivables. The Company places its cash investments in bank deposits and highly rated money market funds, and its investment policy limits the amount of credit exposure to any one commercial issuer. We seek to limit concentrations of credit risk with respect to receivables with control procedures that monitor the credit worthiness of customers, together with the large number of customers in the Company's customer base and their dispersion across different industries and geographic areas. As receivables are generally unsecured, the Company maintains an allowance for doubtful accounts based upon the expected credit losses. Receivable balances determined to be uncollectible are charged against the allowance. To accelerate the conversion to cash, the Company may sell a portion of its trade receivables to third parties. The Company has no recourse to these receivables once they are sold but may have continuing involvement related to servicing and collection activities. The impact of these transactions in the Company's Consolidated Statements of Operations for the years ended December 31, 2022, 2021, and 2020 was not significant. The carrying values of cash, receivables, and accounts payable are considered to be representative of their respective fair values.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined principally on the first in first out method. The value of inventory is adjusted for damaged, obsolete, excess, or slow-moving inventory. Work in process and finished goods include material, labor, and overhead.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and depreciated or depleted over their estimated useful lives, primarily using the straight-line method. The estimated useful lives are: buildings and improvements - 5 to 30 years; leasehold improvements - the lesser of the term of the lease or 11 years; and machinery and equipment - 3 to 15 years. Depletion of mineral reserves is calculated based on estimated proven and probable reserves using the units-of-production method on a quarry-by-quarry basis. The costs of ordinary maintenance and repair are charged to operating costs as incurred.

Goodwill and Intangible Assets

Goodwill is required to be tested for impairment annually, or on an interim basis when events or changes in circumstances indicate the carrying amount may not be recoverable. The quantitative goodwill impairment test is assessed at the "reporting unit" level by comparing the reporting unit's estimated fair value with the carrying amount of its net assets. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized. The goodwill impairment is measured as the excess of the reporting unit's carrying value over its fair value, not to exceed the amount of goodwill allocated to the reporting unit. The estimates and judgments that most significantly affect the fair value calculations are assumptions, consisting of level three inputs, related to revenue and operating profit growth, discount rates, and exit multiples. As of December 31, 2022 and 2021, the Company's annual impairment test of goodwill was completed at the reporting unit level and no impairment charges were determined to be necessary.

Intangible assets are recorded at fair value, using level three inputs, on the date of acquisition and evaluated to determine their estimated useful life. These assets primarily consist of customer relationships and permits and are amortized using the straight-line method. The estimated useful lives for definite-lived intangible assets are: customer relationships - 2 to 22 years; permits - 10 to 29 years; and other - 5 to 10 years.

Indefinite-lived intangible assets primarily relate to an acquired trademark. These assets are not amortized but are evaluated for impairment annually, or on an interim basis when events or changes in circumstances indicate the carrying amount may not be recoverable. The impairment test compares the fair value of each asset to its carrying value using a relief from royalty method. As of December 31, 2022 and 2021, the Company's annual impairment test was completed and no impairment charges were determined to be necessary.

Long-lived Assets

The Company evaluates the carrying value of long-lived assets to be held and used, including property, plant, and equipment and definite-lived intangibles, for potential impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. The carrying value of long-lived assets to be held and used is considered impaired only when the carrying value is not recoverable through undiscounted future cash flows and the fair value of the assets is less than their carrying value. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risks involved or market quotes as available. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced by the estimated cost to dispose of the assets.

The Company had no impairment charges during the year ended December 31, 2022. Impairment charges of $2.9 million were recognized during the year ended December 31, 2021 related to assets that were classified as held for sale during the year. Impairment charges of $7.1 million were recognized during the year ended December 31, 2020 related to assets that were disposed of during the year.

Workers' Compensation

The Company is effectively self-insured for workers' compensation claims. A third-party administrator is used to process claims. We accrue our workers' compensation liability based upon independent actuarial studies. As of December 31, 2022 and 2021, the Company's accrual for worker's compensation costs was $28.2 million and $28.9 million, respectively, which is included in accrued liabilities and other long-term liabilities within the Consolidated Balance Sheets.

Warranties

The Company provides various express, limited product warranties that generally range from 1 to 5 years depending on the product. The warranty costs are estimated using a two-step approach. First, an engineering estimate is made for the cost of all claims that have been asserted by customers. Second, based on historical, accepted claims experience, a cost is accrued for all products still within a warranty period for which no claims have been filed. The Company provides for the estimated cost of product warranties at the time revenue is recognized related to products covered by warranties and assesses the adequacy of the resulting reserves on a quarterly basis.

As of December 31, 2022 and 2021, the Company's accrual for warranty costs was $1.5 million and $6.3 million, respectively, which is included in accrued liabilities within the Consolidated Balance Sheets.

Derivative Instruments

The Company may, from time to time, use derivative instruments to mitigate the impact of changes in interest rates, commodity prices, or changes in foreign currency exchange rates. For derivative instruments designated as hedges, the Company formally documents the relationship between the derivative instrument and the hedged item, as well as the risk management objective and strategy for the use of the derivative instrument. This documentation includes linking the derivative to specific assets or liabilities on the balance sheet, commitments, or forecasted transactions. At the time a derivative instrument is entered into, and at least quarterly thereafter, the Company assesses whether the derivative instrument is effective in offsetting the changes in fair value or cash flows of the hedged item. Any change in the fair value of the hedged instrument is recorded in accumulated other comprehensive loss ("AOCL") as a separate component of stockholders' equity and reclassified into earnings in the period during which the hedged transaction affects earnings. The Company monitors its derivative positions and the credit ratings of its counterparties and does not anticipate losses due to counterparties' non-performance.

Foreign Currency Translation

Certain operations outside the U.S. prepare financial statements in currencies other than the U.S. dollar. The income statement amounts are translated at average exchange rates for the year, while the assets and liabilities are translated at year-end exchange rates. Translation adjustments are accumulated as a separate component of stockholders' equity and other comprehensive income. The functional currency of our Mexico operations is considered to be the U.S. dollar. The functional currency of our Canadian operations is considered to be the Canadian dollar.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of foreign currency translation adjustments and the effective unrealized gains and losses on the Company's derivative financial instruments, the sum of which, along with net income, constitutes comprehensive net income (loss). See Note 12 Accumulated Other Comprehensive Loss. All components are shown net of tax.

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

Effective as of January 1, 2020, the Company adopted Accounting Standards Update No. 2016-13, "Financial Instruments - Credit Losses", ("ASU 2016-13"), which amends the existing accounting guidance for recognizing credit losses on financial assets and certain other instruments not measured at fair value through net income, including financial assets measured at amortized cost, such as trade receivables and contract assets. ASU 2016-13 replaces the existing incurred loss impairment model with an expected credit loss model that requires consideration of a broader range of information to estimate expected credit losses over the lifetime of the asset. The adoption of this guidance did not have a material effect on the Company's Consolidated Financial Statements.

Effective as of January 1, 2021, the Company adopted Accounting Standards Updated No. 2019-12, "Simplifying the Accounting for Income Taxes", ("ASU 2019-12"), which simplifies the accounting for income taxes by removing certain exceptions to the general principles for income taxes. The adoption of the guidance did not have a material effect on the Company's Consolidated Financial Statements.

Recently issued accounting pronouncements not adopted as of December 31, 2022

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2020-04, "Reference Rate Reform", ("ASU 2020-04"), which provides optional guidance for contract modifications, hedging accounting, and other transactions associated with the transition from reference rates that are expected to be discontinued. ASU 2020-04 is effective for all entities upon issuance through December 31, 2024 as amended by ASU 2022-06. We continue to evaluate the impact of adoption, but do not expect the guidance to have a material impact on our Consolidated Financial Statements.

In October 2021, the FASB issued Accounting Standards Update No. 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers", ("ASU 2021-08"), which requires that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. ASU 2021-08 will become effective for public companies during interim and annual reporting periods beginning after December 15, 2022, with early adoption permitted. We do not expect this standard to have a material impact on our Consolidated Financial Statements.

Management's Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Acquisitions and Divestitures

The Company's acquisition activities are summarized below:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Acquisitions:			
Purchase price	$ 75.6	$ 539.2	$ 474.7
Net cash paid	$ 75.1	$ 523.4	$ 455.7
Goodwill recorded	$ 11.6	$ 149.5	$ 172.1

2022 Acquisitions

In May 2022, we completed the stock acquisition of Recycled Aggregate Materials Company, Inc. ("RAMCO"), a leading producer of recycled aggregates in the Los Angeles metropolitan area, which is included in our Construction Products segment, for a total purchase price of $75.6 million. The acquisition was funded with $80.0 million of borrowings under our revolving credit facility. The acquisition was recorded as a business combination based on a preliminary valuation of the assets acquired and liabilities assumed at their acquisition date fair value using unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities ("Level 3" inputs). The preliminary valuation resulted in the recognition of, among others, $54.2 million of permits with an initial weighted average useful life of 20 years, $6.4 million of property, plant, and equipment, and $11.6 million of goodwill in our Construction Products segment. The remaining assets and liabilities were not significant in relation to assets and liabilities at the consolidated or segment level. We expect to complete our purchase price allocation as soon as reasonably possible, not to exceed one year from the acquisition date. Adjustments to the preliminary purchase price allocation could be material, particularly with respect to our preliminary estimates of intangible assets and property, plant, and equipment.

2021 Acquisitions

Southwest Rock Products, LLC

In August 2021, we completed the stock acquisition of Southwest Rock Products, LLC and affiliated entities (collectively "Southwest Rock"), a natural aggregates company serving the greater Phoenix metropolitan area, which is included in our Construction Products segment, for a total purchase price of $149.7 million. The acquisition was funded with cash on hand, $100.0 million of borrowings under our revolving credit facility, and a $15.0 million holdback payable to the seller upon the extension of a certain mineral reserve lease. The acquisition was recorded as a business combination based on a valuation of the assets acquired and liabilities assumed at their acquisition date fair value using Level 3 inputs. The final valuation resulted in the recognition of, among others, $70.7 million of goodwill, $43.7 million of mineral reserves, and $28.0 million of property, plant, and equipment in our Construction Products segment. The remaining assets and liabilities were not significant in relation to assets and liabilities at the consolidated or segment level.

StonePoint Ultimate Holding, LLC

On April 9, 2021, we completed the stock acquisition of StonePoint Ultimate Holding, LLC and affiliated entities (collectively "StonePoint"), a top 25 U.S. construction aggregates company, which is included in our Construction Products segment. The purchase price of $372.8 million was funded with proceeds from a private offering of $400.0 million of 4.375% senior unsecured notes that closed on April 6, 2021. See Note 7 Debt for additional information. The acquisition was recorded as a business combination with valuations of the assets acquired and liabilities assumed at their acquisition date fair value using Level 3 inputs. The following table represents our final purchase price allocation as of December 31, 2022:

	(in millions)
Cash	$ 1.0
Accounts receivable	18.3
Inventories	20.9
Property, plant, and equipment	68.4
Mineral reserves	198.8
Goodwill	87.7
Customer relationships	7.2
Other assets	10.4
Accounts payable	(7.4)
Accrued liabilities	(10.0)
Deferred income taxes	(9.2)
Other liabilities	(13.3)
Total net assets acquired	$ 372.8

The goodwill acquired, none of which is tax-deductible, primarily relates to StonePoint's market position and existing workforce. The customer relationships intangible asset was assigned a useful life of 10 years. Revenues and operating profit (loss) included in the Consolidated Statement of Operations from the date of the acquisition were approximately $123.7 million and $(0.1) million during the year ended December 31, 2021, respectively.

The following table represents the unaudited pro-forma consolidated operating results of the Company as if the StonePoint acquisition had been completed on January 1, 2020. The unaudited pro-forma information makes certain adjustments to depreciation, depletion, and amortization expense to reflect the fair value recognized in the purchase price allocation, removes one-time transaction-related costs, and aligns the Company's debt financing with that as of the acquisition date. The unaudited pro-forma information should not be considered indicative of the results that would have occurred if the acquisition had been completed on January 1, 2020, nor is such unaudited pro-forma information necessarily indicative of future results.

	Year Ended December 31, 2021	Year Ended December 31, 2020
	(in millions)	
Revenues	$ 2,082.7	$ 2,080.0
Income before income taxes	$ 92.1	$ 138.9

In April 2021, we also completed the acquisition of certain assets and liabilities of a Dallas-Fort Worth, Texas based recycled aggregates business in our Construction Products segment. The purchase price of the acquisition was not significant.

2020 Acquisitions

Cherry Industries, Inc.

On January 6, 2020, we completed the stock acquisition of Cherry Industries, Inc. and affiliated entities ("Cherry"), a leading producer of natural and recycled aggregates in the Houston, Texas market which is included in our Construction Products segment. The purchase price of $296.8 million was funded with a combination of cash on-hand, advances under a new $150.0 million five-year term loan, and future payments to the seller for a net cash paid of $284.1 million during the year ended December 31, 2020. See Note 7 Debt for additional information on our credit facility. The acquisition was recorded as a business combination with valuations of the assets acquired and liabilities at their acquisition date fair value using level three inputs. The following table represents our final purchase price allocation:

	(in millions)
Accounts receivable	$ 30.5
Inventories	11.8
Property, plant, and equipment	58.8
Mineral reserves	17.2
Goodwill	133.3
Customer relationships	62.1
Permits	25.4
Other assets	4.3
Accounts payable	(7.5)
Accrued liabilities	(4.9)
Deferred income taxes	(32.7)
Other liabilities	(1.5)
Total net assets acquired	$ 296.8

The goodwill acquired, none of which is tax deductible, primarily relates to Cherry's market position and existing workforce. The customer relationship intangibles and permits were assigned weighted average useful lives of 14.9 years and 19.8 years, respectively. Revenues and operating profit included in the Consolidated Statement of Operations from the date of the acquisition were approximately $173.2 million and $25.2 million, respectively, during the year ended December 31, 2020.

The following table represents the unaudited pro-forma consolidated operating results of the Company as if the Cherry acquisition had been completed on January 1, 2019. The unaudited pro-forma information makes certain adjustments to depreciation, depletion, and amortization expense to reflect the fair value recognized in the purchase price allocation, removes one-time transaction-related costs, and aligns the Company's debt financing with that as of the acquisition date. The unaudited pro-forma information should not be considered indicative of the results that would have occurred if the acquisition had been completed on January 1, 2019, nor is such unaudited pro-forma information necessarily indicative of future results.

	Year Ended December 31, 2020	Year Ended December 31, 2019
	(in millions)	
Revenues	$ 1,935.6	$ 1,916.9
Income before income taxes	$ 144.5	$ 163.8

Other Acquisitions - 2020

In March 2020, we completed the acquisition of certain assets and liabilities of a traffic structures business in our Engineered Structures segment for a total purchase price of $25.5 million. The acquisition was recorded as a business combination based on a valuation of the assets acquired and liabilities assumed at their acquisition date fair value using level three inputs. The valuation resulted in the recognition of $10.0 million of goodwill in our Engineered Structures segment. Such assets and liabilities were not significant in relation to assets and liabilities at the consolidated or segment level.

In June 2020, we completed the acquisition of certain assets and liabilities of a concrete poles business in our Engineered Structures segment. The purchase price of the acquisition was not significant.

In July 2020, we completed the acquisition of certain assets and liabilities of a telecommunication structures business in our Engineered Structures segment for a total purchase price of $27.8 million. The acquisition was recorded as a business combination based on a valuation of the assets acquired and liabilities assumed at their acquisition date fair value using level three inputs. The valuation resulted in the recognition of $8.5 million of goodwill in our Engineered Structures segment. Such assets and liabilities were not significant in relation to assets and liabilities at the consolidated or segment level.

In August 2020, we completed the acquisition of certain assets and liabilities of a natural aggregates business in our Construction Products segment for a total purchase price of $25.8 million. The acquisition was recorded as a business combination based on a valuation of the assets acquired and liabilities assumed at their acquisition date fair value using level three inputs. The valuation resulted in the recognition of $8.7 million of goodwill in our Construction Products segment. Such assets and liabilities were not significant in relation to assets and liabilities at the consolidated or segment level.

In October 2020, we completed the stock acquisition of Strata Materials, LLC ("Strata"), a leading provider of natural and recycled aggregates in the Dallas-Fort Worth, Texas area, which is included in our Construction Products segment for a total purchase price of $87.0 million. The acquisition was recorded as a business combination based on a valuation of the assets acquired and liabilities assumed at their acquisition date fair value using level three inputs. The valuation resulted in the recognition of $51.6 million of permits with an initial weighted average useful life of 22.8 years and $3.8 million of goodwill in our Construction Products segment. The remaining assets and liabilities were not significant in relation to assets and liabilities at the consolidated or segment level.

In October 2020, we also completed the acquisition of certain assets and liabilities of a traffic structures business in our Engineered Structures segment. The purchase price of the acquisition was not significant.

Divestitures

On October 3, 2022, the Company completed the sale of its storage tanks business for $275 million. Net cash proceeds received at closing were approximately $271.6 million, after transaction closing costs. The sale resulted in a pre-tax gain of $189.0 million which is presented within operating income in the Consolidated Statement of Operations. The storage tanks business, historically reported within the Engineered Structures segment, manufactured steel pressure tanks for the storage and transportation of propane, ammonia, and other gases serving the residential, commercial, energy, and agricultural markets with operations in the U.S. and Mexico. Revenues and operating profit of the storage tanks business were $187.3 million and $40.7 million, respectively, for the year ended December 31, 2022, $217.0 million and $36.6 million, respectively, for the year ended December 31, 2021, and $177.0 million and $18.3 million, respectively, for the year ended December 31, 2020. As the sale of the storage tanks business is not considered a strategic shift that will have a major effect on the Company's operations or financial results, it is not reported as a discontinued operation. In October 2022, the Company used $155.0 million of the cash proceeds from the sale to repay the outstanding loans borrowed under its revolving credit facility. See Note 7 Debt for additional information.

In November 2021, we completed the divestiture of certain assets and liabilities of an asphalt operation previously acquired as part of the StonePoint acquisition with a selling price of approximately $19.0 million. The income statement impact of the disposal was not significant as the assets were recorded at fair value as of their acquisition date in April 2021.

There were no businesses divested of during the year ended December 31, 2020.

Note 3. Fair Value Accounting

Assets and liabilities measured at fair value on a recurring basis are summarized below:

| | Fair Value Measurement as of December 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
	(in millions)			
Assets:				
Interest rate hedge[1]	$ —	$ 1.8	$ —	$ 1.8
Total assets	$ —	$ 1.8	$ —	$ 1.8
Liabilities:				
Contingent consideration[2]	—	—	2.4	2.4
Total liabilities	$ —	$ —	$ 2.4	$ 2.4

| | Fair Value Measurement as of December 31, 2021 | | | |
	Level 1	Level 2	Level 3	Total
	(in millions)			
Liabilities:				
Interest rate hedge[3]	$ —	$ 3.9	$ —	$ 3.9
Contingent consideration[2]	—	—	6.7	6.7
Total liabilities	$ —	$ 3.9	$ 6.7	$ 10.6

[1] Included in other assets on the Consolidated Balance Sheets.

[2] Current portion included in accrued liabilities and non-current portion included in other liabilities on the Consolidated Balance Sheets.

[3] Included in other liabilities on the Consolidated Balance Sheets.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for that asset or liability in an orderly transaction between market participants on the measurement date. An entity is required to establish a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair values are listed below:

Level 1 – This level is defined as quoted prices in active markets for identical assets or liabilities. The Company's cash equivalents are instruments of the U.S. Treasury or highly rated money market mutual funds.

Level 2 – This level is defined as observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Interest rate hedges are valued at exit prices obtained from each counterparty. See Note 7 Debt.

Level 3 – This level is defined as unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Contingent consideration relates to estimated future payments owed to the sellers of businesses previously acquired. We estimate the fair value of the contingent consideration using a discounted cash flow model. The fair value is sensitive to changes in the forecast of sales and changes in discount rates and is reassessed quarterly based on assumptions used in our latest projections.

Note 4. Segment Information

The Company reports operating results in three principal business segments:

Construction Products. The Construction Products segment primarily produces and sells natural and recycled aggregates, specialty materials, and construction site support equipment, including trench shields and shoring products.

Engineered Structures. The Engineered Structures segment primarily manufactures and sells steel structures for infrastructure businesses, including utility structures for electricity transmission and distribution, structural wind towers, traffic structures, and telecommunication structures. These products share similar manufacturing competencies and steel sourcing requirements and can be manufactured across our North American footprint. The segment also manufactures storage and distribution tanks. On October 3, 2022, the Company completed the sale of its storage tanks business, and the gain of $189.0 million is included in operating profit below. See Note 2 Acquisitions and Divestitures.

Transportation Products. The Transportation Products segment primarily manufactures and sells inland barges, fiberglass barge covers, winches, marine hardware, and steel components for railcars and other transportation and industrial equipment.

The financial information for these segments is shown in the tables below. We operate principally in North America.

Year Ended December 31, 2022

	Revenues	Operating Profit (Loss)	Assets	Depreciation, Depletion, & Amortization	Capital Expenditures
Aggregates and specialty materials	$ 821.4				
Construction site support	102.1				
Construction Products	923.5 $	96.5 $	1,895.7 $	102.7 $	84.6
Utility, wind, and related structures	813.1				
Storage tanks	188.9				
Engineered Structures	1,002.0	307.0	956.1	30.5	44.5
Inland barges	189.9				
Steel components	127.4				
Transportation Products	317.3	11.5	264.0	15.8	8.8
Segment Totals before Eliminations and Corporate	2,242.8	415.0	3,115.8	149.0	137.9
Corporate	—	(66.0)	224.8	5.1	0.1
Consolidated Total	$ 2,242.8 $	349.0 $	3,340.6 $	154.1 $	138.0

Year Ended December 31, 2021

	Revenues	Operating Profit (Loss)	Assets	Depreciation, Depletion, & Amortization	Capital Expenditures
Aggregates and specialty materials	$ 711.6				
Construction site support	85.2				
Construction Products	796.8	$ 83.2	$ 1,741.1	$ 88.7	$ 44.2
Utility, wind, and related structures	717.9				
Storage tanks	216.2				
Engineered Structures	934.1	88.0	1,077.9	33.1	32.0
Inland barges	215.7				
Steel components	89.9				
Transportation Products	305.6	6.4	267.6	17.8	8.8
Segment Totals before Eliminations and Corporate	2,036.5	177.6	3,086.6	139.6	85.0
Corporate	—	(70.3)	101.5	4.7	0.1
Eliminations	(0.1)	—	—	—	—
Consolidated Total	$ 2,036.4	$ 107.3	$ 3,188.1	$ 144.3	$ 85.1

Year Ended December 31, 2020

	Revenues	Operating Profit (Loss)	Assets	Depreciation, Depletion, & Amortization	Capital Expenditures
Aggregates and specialty materials	$ 529.4				
Construction site support	64.2				
Construction Products	593.6	$ 74.7	$ 1,207.9	$ 60.1	$ 33.8
Utility, wind, and related structures	695.2				
Storage tanks	182.5				
Engineered Structures	877.7	80.2	1,028.5	31.5	32.9
Inland barges	378.3				
Steel components	88.2				
Transportation Products	466.5	54.6	276.1	18.0	13.9
Segment Totals before Eliminations and Corporate	1,937.8	209.5	2,512.5	109.6	80.6
Corporate	—	(57.7)	134.2	4.9	1.5
Eliminations	(2.2)	—	—	—	—
Consolidated Total	$ 1,935.6	$ 151.8	$ 2,646.7	$ 114.5	$ 82.1

Corporate assets are composed of cash and cash equivalents, certain property, plant, and equipment, and other assets. Capital expenditures exclude amounts paid for business acquisitions, but include amounts paid for the acquisition of land and reserves in our Construction Products segment.

Revenues from one customer included in the Engineered Structures segment constituted 9.3%, 9.5%, and 15.3% of consolidated revenues for the years ended December 31, 2022, 2021, and 2020, respectively.

Revenues and operating profit (loss) for our Mexico operations for the years ended December 31, 2022, 2021, and 2020 are presented below. The operating profit presented below for the year ended December 31, 2022 excludes the gain on sale of the storage tanks business. See Note 2 Acquisitions and Divestitures. Our Canadian operations were not significant in relation to the Consolidated Financial Statements.

	Year Ended December 31,		
	2022	2021	2020
	(in millions)		
Mexico:			
Revenues:			
External	$ 120.9	$ 137.5	$ 135.3
Intercompany	65.3	87.7	60.6
	$ 186.2	$ 225.2	$ 195.9
Operating profit (loss)	$ 7.5	$ 8.4	$ (0.4)

Total assets and long-lived assets for our Mexico operations as of December 31, 2022 and 2021 are presented below:

	Total Assets		Long-Lived Assets	
	December 31,			
	2022	2021	2022	2021
	(in millions)			
Mexico	$ 112.5	$ 217.3	$ 63.4	$ 86.9

Note 5. Property, Plant, and Equipment

The following table summarizes the components of property, plant, and equipment as of December 31, 2022 and 2021.

	December 31, 2022	December 31, 2021
	(in millions)	
Land	$ 138.7	$ 137.3
Mineral reserves	506.3	507.3
Buildings and improvements	308.3	301.0
Machinery and other	973.9	973.9
Construction in progress	83.7	45.4
	2,010.9	1,964.9
Less accumulated depreciation and depletion	(811.3)	(763.0)
	$ 1,199.6	$ 1,201.9

We did not capitalize any interest expense as part of the construction of facilities and equipment during 2022 or 2021.

As of December 31, 2022 and 2021, the Company had non-operating facilities with a net book value of $15.5 million and $18.7 million, respectively, classified as property, plant, and equipment, net on our Consolidated Balance Sheets. We estimate the fair market value of properties not currently in use based on the location and condition of the properties, the fair market value of similar properties in the area, and the Company's experience selling similar properties in the past. Our estimated fair value of these assets exceeds their book value.

As of December 31, 2022, the Company did not have any property, plant, and equipment classified as held for sale. As of December 31, 2021, the Company had property, plant, and equipment with a value of $20.4 million classified as held for sale and included in other current assets on the Consolidated Balance Sheet. These assets related to a non-operating facility within our Engineered Structures segment that was subsequently sold in February 2022. We recognized an impairment loss on these assets of $2.9 million during the year ended December 31, 2021 as the fair value less the cost to sell these assets was less than their carrying value.

Note 6. Goodwill and Other Intangible Assets

Goodwill

Goodwill by segment is as follows:

	December 31, 2022		December 31, 2021	
	(in millions)			
Construction Products	$	483.9	$	460.3
Engineered Structures		437.6		437.6
Transportation Products		37.0		37.0
	$	958.5	$	934.9

The increase in goodwill for Construction Products during the year ended December 31, 2022 is primarily due to the acquisition of RAMCO and the finalization of the purchase price allocations for StonePoint and Southwest Rock. See Note 2 Acquisitions and Divestitures.

Intangible Assets

Intangibles, net consisted of the following:

	December 31, 2022		December 31, 2021	
	(in millions)			
Intangibles with indefinite lives - Trademarks	$	34.1	$	34.1
Intangibles with definite lives:				
Customer relationships		136.9		135.4
Permits		141.7		87.5
Other		2.7		3.9
		281.3		226.8
Less accumulated amortization		(59.3)		(40.6)
		222.0		186.2
Intangible assets, net	$	256.1	$	220.3

Total amortization expense from intangible assets was $19.7 million, $18.1 million, and $12.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. Expected future amortization expense of intangibles as of December 31, 2022 is as follows:

	Amortization Expense
	(in millions)
2023	$ 19.4
2024	18.1
2025	17.4
2026	14.8
2027	13.0
Thereafter	139.3

Note 7. Debt

The following table summarizes the components of debt as of December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021
	(in millions)	
Revolving credit facility	$ —	$ 125.0
Term loan	136.8	144.4
Senior notes	400.0	400.0
Finance leases (see Note 8 Leases)	19.1	16.3
	555.9	685.7
Less: unamortized debt issuance costs	(5.3)	(6.2)
Total debt	$ 550.6	$ 679.5

On November 1, 2018, the Company entered into a $400.0 million unsecured revolving credit facility that was scheduled to mature in November 2023. On January 2, 2020, the Company entered into an Amended and Restated Credit Agreement to increase the revolving credit facility to $500.0 million and added a term loan facility of $150.0 million, in each case with a maturity date of January 2, 2025. The entire term loan was advanced on January 2, 2020. As of December 31, 2022, the term loan had a remaining balance of $136.8 million.

As of December 31, 2022, we had no outstanding loans borrowed under the revolving credit facility, and there were approximately $25.3 million of letters of credit issued, leaving $474.7 million available. During 2022, the Company borrowed a net $30 million, which was used to partially finance the acquisition of RAMCO. In the fourth quarter, the Company used $155.0 million of the cash proceeds from the sale of the storage tanks business to repay all outstanding loans borrowed under its revolving credit facility. See Note 2 Acquisitions and Divestitures for additional information. Of the outstanding letters of credit as of December 31, 2022, $24.7 million are expected to expire in 2023, with the remainder in 2024. The majority of our letters of credit obligations support the Company's various insurance programs and generally renew by their terms each year.

The interest rates under the revolving credit facility and term loan are variable based on LIBOR or an alternate base rate plus a margin. A commitment fee accrues on the average daily unused portion of the revolving facility. The margin for borrowing and commitment fee rate are determined based on Arcosa's leverage as measured by a consolidated total indebtedness to consolidated EBITDA ratio. The margin for borrowing ranges from 1.25% to 2.00% and was set at LIBOR plus 1.75% as of December 31, 2022. The commitment fee rate ranges from 0.20% to 0.35% and was set at 0.30% at December 31, 2022.

The Company's revolving credit and term loan facilities require the maintenance of certain ratios related to leverage and interest coverage. As of December 31, 2022, we were in compliance with all such financial covenants. Borrowings under the credit agreement are guaranteed by certain wholly owned subsidiaries of the Company.

In order to increase liquidity in anticipation of the acquisition of StonePoint, the Company entered into an unsecured 364-Day Credit Agreement on March 26, 2021 providing for a revolving line of credit of $150.0 million, with an outside maturity date of March 25, 2022. Pricing, covenants, and guarantees were substantially similar to the Company's existing revolving credit and term loan facilities. Per the terms of the facility, it terminated on April 6, 2021 upon the closing of the Company's private offering of $400.0 million in senior notes.

The carrying value of borrowings under our revolving credit and term loan facilities approximate fair value because the interest rate adjusts to the market interest rate (Level 3 input). See Note 3 Fair Value Accounting.

As of December 31, 2022, the Company had $1.0 million of unamortized debt issuance costs related to the revolving credit facility, which are included in other assets on the Consolidated Balance Sheet.

Senior Notes

On April 6, 2021, the Company issued $400.0 million aggregate principal amount of 4.375% senior notes (the "Notes") that mature in April 2029. Interest on the Notes is payable semiannually. The Notes are senior unsecured obligations of the Company and are guaranteed on a senior unsecured basis by each of the Company's domestic subsidiaries that is a guarantor under our revolving credit and term loan facilities. The terms of the indenture governing the Notes, among other things, limit the ability of the Company and each of its subsidiaries to create liens on assets, enter into sale and leaseback transactions, and consolidate, merge or transfer all or substantially all of its assets and the assets of its subsidiaries. The terms of the indenture also limit the ability of the Company's non-guarantor subsidiaries to incur certain types of debt.

At any time prior to April 15, 2024, the Company may redeem all or a portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus an applicable make-whole premium and accrued and unpaid interest to the redemption date. On and after April 15, 2024, the Company may redeem all or a portion of the Notes at redemption prices set forth in the indenture, plus accrued and unpaid interest to the redemption date. If a Change of Control Triggering Event (as defined in the indenture) occurs, the Company must offer to repurchase the Notes at a price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to the date of repurchase.

The estimated fair value of the Notes as of December 31, 2022 was $347.6 million based on a quoted market price in a market with little activity (Level 2 input).

In connection with the issuance of the Notes, the Company paid $6.6 million of debt issuance costs.

The remaining principal payments under existing debt agreements as of December 31, 2022 are as follows:

	2023	2024	2025	2026	2027	Thereafter
			(in millions)			
Term loan	8.4	8.4	120.0	—	—	—
Senior notes	—	—	—	—	—	400.0

Interest rate hedges

In December 2018, the Company entered into an interest rate swap instrument, effective as of January 2, 2019 and expiring in October 2023, to reduce the effect of changes in the variable interest rates associated with borrowings under the Amended and Restated Credit Agreement. The instrument carried an initial notional amount of $100 million, thereby hedging the first $100 million of borrowings. The instrument effectively fixes the LIBOR component of borrowings at a monthly rate of 2.71%. As of December 31, 2022, the Company has recorded an asset of $1.8 million for the fair value of the instrument, all of which is recorded in accumulated other comprehensive loss. See Note 3 Fair Value Accounting.

Note 8. Leases

We have various leases primarily for office space and certain equipment. At inception, we determine if an arrangement contains a lease and whether that lease meets the classification criteria of a finance or operating lease. For leases that contain options to purchase, terminate, or extend, such options are included in the lease term when it is reasonably certain that the option will be exercised. Some of our lease arrangements contain lease components and non-lease components which are accounted for as a single lease component as we have elected the practical expedient to group lease and non-lease components for all leases.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on information available at commencement date in determining the present value of lease payments.

Future minimum lease payments for operating and finance lease obligations as of December 31, 2022 consisted of the following:

	Operating Leases		Finance Leases	
		(in millions)		
2023	$	7.8	$	6.9
2024		6.9		6.8
2025		6.3		5.1
2026		5.2		1.3
2027		3.3		0.2
Thereafter		10.8		—
Total undiscounted future minimum obligations		40.3		20.3
Less imputed interest		(3.7)		(1.2)
Present value of net minimum lease obligations	$	36.6	$	19.1

The following table summarizes our operating and finance leases and their classification within the Consolidated Balance Sheet.

	December 31, 2022	December 31, 2021
	(in millions)	
Assets		
Operating - Other assets	$ **33.9**	$ 20.9
Finance - Property, plant, and equipment, net	**22.4**	16.9
Total lease assets	**56.3**	37.8
Liabilities		
Current		
Operating - Accrued liabilities	**6.7**	4.8
Finance - Current portion of long-term debt	**6.3**	6.3
Non-current		
Operating - Other liabilities	**29.9**	19.1
Finance - Debt	**12.8**	10.0
Total lease liabilities	$ **55.7**	$ 40.2

Operating lease costs were $7.3 million and $6.1 million during the years ended December 31, 2022 and 2021, respectively, and are included in cost of revenues and selling, general, and administrative expenses on the Consolidated Statements of Operations. Costs related to variable lease rates or leases with terms less than twelve months were not significant. Amortization of finance lease assets was $5.1 million and $2.5 million during the years ended December 31, 2022 and 2021, respectively, and is included in cost of revenues and selling, general, and administrative expenses on the Consolidated Statements of Operations. Interest expense on finance lease liabilities was not significant during the years ended December 31, 2022 and 2021.

The following table includes supplemental cash flow and non-cash information related to leases:

	December 31, 2022	December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities		
Cash paid for operating leases	$ **7.6**	$ 6.0
Cash paid for finance leases	$ **7.7**	$ 3.2
Right-of-use assets obtained in exchange for lease obligations		
Operating leases	$ **15.2**	$ 1.9
Finance leases	$ **10.7**	$ 14.6

Other information about lease amounts recognized in our Consolidated Financial Statements is as follows:

	December 31, 2022	December 31, 2021
Weighted average remaining lease term - operating leases	**7.2 years**	7.7 years
Weighted average remaining lease term - finance leases	**3.1 years**	3.2 years
Weighted average discount rate - operating leases	**5.2 %**	4.8 %
Weighted average discount rate - finance leases	**3.8 %**	4.6 %

Note 9. Other, Net

Other, net (income) expense consists of the following items:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Interest income	$ (1.1)	$ —	$ (0.4)
Foreign currency exchange transactions	3.3	0.6	3.6
Other	(0.4)	(0.3)	(0.2)
Other, net (income) expense	$ 1.8	$ 0.3	$ 3.0

Note 10. Income Taxes

The components of the provision for income taxes are as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Current:			
Federal	$ 11.3	$ 0.8	$ 16.6
State	7.9	0.7	6.9
Foreign	6.4	0.6	(1.5)
Total current	25.6	2.1	22.0
Deferred:			
Federal	37.5	12.6	11.3
State	5.7	(2.3)	(0.9)
Foreign	1.6	1.6	(0.8)
Total deferred	44.8	11.9	9.6
Provision	$ 70.4	$ 14.0	$ 31.6

The provision for income taxes results in effective tax rates that differ from the statutory rates. The following is a reconciliation between the statutory U.S. federal income tax rate and the Company's effective income tax rate on income before income taxes:

	Year Ended December 31,		
	2022	**2021**	**2020**
Statutory rate	21.0 %	21.0 %	21.0 %
State taxes, including prior year true-ups	3.8	(2.3)	3.3
Changes in valuation allowances and reserves	0.1	0.1	(0.1)
Statutory depletion	(1.3)	(3.0)	(1.3)
Prior year true-ups	—	(3.2)	(0.2)
Foreign adjustments	(0.2)	1.3	0.3
Currency adjustments	(0.8)	(0.4)	(1.2)
Compensation related items	0.2	1.1	1.0
Disallowed transaction costs	—	0.9	0.1
Other, net	(0.5)	1.2	—
Effective rate	22.3 %	16.7 %	22.9 %

In response to the COVID-19 pandemic, on March 27, 2020 the U.S. Congress passed the CARES Act, which includes certain tax relief and benefits that may impact the Company. As of December 31, 2022, the Company has repaid all payroll-related taxes deferred in accordance with the provisions of the CARES Act.

Income (loss) before income taxes for the December 31, 2022, 2021, and 2020 was $271.1 million, $76.6 million, and $143.0 million, respectively, for U.S. operations, and $45.1 million, $7.0 million, and $(4.8) million, respectively, for foreign operations, principally Mexico and Canada. The Company provides deferred income taxes on the unrepatriated earnings of its foreign operations where it results in a deferred tax liability.

Deferred income taxes represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax liabilities and assets are as follows:

	December 31,	
	2022	2021
	(in millions)	
Deferred tax liabilities:		
Depreciation, depletion, and amortization	$ 208.5	$ 203.7
Total deferred tax liabilities	208.5	203.7
Deferred tax assets:		
Workers compensation and other benefits	16.2	17.8
Warranties and reserves	1.2	3.2
Equity items	(0.5)	—
Tax loss carryforwards and credits	29.2	47.0
Inventory	1.0	13.8
Accrued liabilities and other	1.4	6.5
Total deferred tax assets	48.5	88.3
Net deferred tax assets (liabilities) before valuation allowances	(160.0)	(115.4)
Valuation allowances	6.0	5.4
Adjusted net deferred tax assets (liabilities)	$ (166.0)	$ (120.8)

At December 31, 2022, the Company had $60.3 million of federal consolidated net operating loss carryforwards, primarily from businesses acquired, and $6.6 million of tax-effected state loss carryforwards remaining. In addition, the Company had $9.1 million of tax-effected foreign net operating loss carryforwards that will begin to expire in the year 2023.

We have established a valuation allowance for state and foreign tax operating losses and credits that we have estimated may not be realizable.

Income tax has not been recognized on the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that is indefinitely reinvested outside the United States. This amount becomes taxable upon a repatriation of assets from the subsidiary or a sale or liquidation of the subsidiary. The amount of such temporary differences totaled approximately $97.9 million as of December 31, 2022. Determination of the amount of any unrecognized deferred income tax liability on this temporary difference is not practicable because of the complexities of the hypothetical calculation.

Taxing authority examinations

We have multiple federal tax return filings that are subject to examination by the Internal Revenue Service ("IRS"). The 2019-2021 tax years are open for the Arcosa, Inc. federal return. During the year ended December 31, 2021, the IRS formally commenced an audit of the 2018 tax return for one of our subsidiaries and the audit was subsequently closed in 2022. We have various subsidiaries that file separate state tax returns and are subject to examination by taxing authorities at different times, generally open for their 2019 tax years and forward. We have various subsidiaries in Mexico that file separate tax returns and are subject to examination by taxing authorities at different times. The entities are generally open for their 2015 tax years and forward.

Unrecognized tax benefits

Unrecognized tax benefits represent the differences between tax positions taken or expected to be taken on a tax return and the benefits recognized for financial statement purposes. There were no unrecognized tax benefits as of December 31, 2022, 2021, and 2020.

The Company accounts for interest expense and penalties related to income tax issues as income tax expense. Accordingly, interest expense and penalties associated with an uncertain tax position are included in the income tax provision. There were no accrued interest and penalties as of December 31, 2022, 2021, and 2020.

Note 11. Employee Retirement Plans

The Company sponsors defined contribution plans and defined benefit plans that provide retirement income for eligible employees and retirees of the Company.

Total employee retirement plan expense, which includes related administrative expenses, is as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Defined contribution plans	$ 12.5	$ 11.9	$ 10.6
Multiemployer plan	1.6	1.8	1.7
	$ 14.1	$ 13.7	$ 12.3

Defined Contribution Plans

Established under Internal Revenue Code Section 401(k), the Arcosa, Inc. 401(k) Plan ("401(k) Plan") is a defined contribution plan available to all eligible employees. Participants in the 401(k) Plan are eligible to receive future retirement benefits through elected contributions and a company-funded match with the investment of the funds directed by the participants.

The Company also sponsors a fully-funded, non-qualified deferred compensation plan. The invested assets and related liabilities of these participants were approximately $4.3 million at December 31, 2022 and $5.3 million at December 31, 2021, which are included in other assets and other liabilities on the Consolidated Balance Sheets. Distributions from the Company's non-qualified deferred compensation plan to participants were approximately $1.2 million for the year ended December 31, 2022 and $1.0 million for the year ended December 31, 2021.

Multiemployer Plan

The Company contributes to a multiemployer defined benefit pension plan under the terms of a collective-bargaining agreement that covers certain union-represented employees at one of the facilities of Meyer Utility Structures, a subsidiary of Arcosa. The risks of participating in a multiemployer plan are different from a single-employer plan in the following aspects:

- Assets contributed to a multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

- If a participating employer stops contributing to a multiemployer plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

- If the Company chooses to stop participating in the multiemployer plan, the Company may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

Our participation in the multiemployer plan for the year ended December 31, 2022 is outlined in the table below. The Pension Protection Act ("PPA") zone status at December 31, 2022 and 2021 is as of the plan years beginning January 1, 2022 and 2021, respectively, and is obtained from the multiemployer plan's regulatory filings available in the public domain and certified by the plan's actuary. Among other factors, plans in the yellow zone are less than 80% funded while plans in the red zone are less than 65% funded. Federal law requires that plans classified in the yellow or red zones adopt a funding improvement plan or a rehabilitation plan in order to improve the financial health of the plan. The Company's contributions to the multiemployer plan were less than 5% of total contributions to the plan. The last column in the table lists the expiration date of the collective bargaining agreement to which the plan is subject.

Pension Fund	Employer Identification Number	PPA Zone Status		Rehabilitation plan status	Contributions for Year Ended December 31,			Surcharge imposed	Expiration date of collective bargaining agreement
		2022	2021		2022	2021	2020		
					(in millions)				
Boilermaker-Blacksmith National Pension Trust	48-6168020	Yellow	Yellow	Implemented	$ 1.6	$ 1.7	$ 1.7	No	06/30/2025

Employer contributions to the multiemployer plan for the year ending December 31, 2023 are expected to be $1.6 million.

ACG Pension Plan

In connection with the acquisition of ACG in December 2018, the Company assumed the assets and liabilities related to a defined benefit pension plan. As of December 31, 2022, the plan assets totaled $2.9 million and the projected benefit obligation totaled $2.6 million, for a net over funded status of $0.3 million, which is included in other assets on the Consolidated Balance Sheet. The net pension expense for the year ended December 31, 2022 was not significant. Employer contributions for the ACG pension plan for the year ending December 31, 2023 are not expected to be significant.

Note 12. Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss for the years ended December 31, 2022, December 31, 2021, and December 31, 2020 are as follows:

	Currency translation adjustments	Unrealized gain (loss) on derivative financial instruments	Accumulated other comprehensive loss
		(in millions)	
Balances at December 31, 2019	$ (16.3)	$ (3.4)	$ (19.7)
Other comprehensive income (loss), net of tax, before reclassifications	(0.3)	(3.7)	(4.0)
Amounts reclassified from accumulated other comprehensive loss, net of tax expense (benefit) of $0.0, ($0.4), and ($0.4)	—	1.6	1.6
Other comprehensive income (loss)	(0.3)	(2.1)	(2.4)
Balances at December 31, 2020	(16.6)	(5.5)	(22.1)
Other comprehensive income (loss), net of tax, before reclassifications	0.3	1.1	1.4
Amounts reclassified from accumulated other comprehensive loss, net of tax expense (benefit) of $0.0, ($0.4), and ($0.4)	—	1.4	1.4
Other comprehensive income (loss)	0.3	2.5	2.8
Balances at December 31, 2021	(16.3)	(3.0)	(19.3)
Other comprehensive income (loss), net of tax, before reclassifications	(0.7)	3.5	2.8
Amounts reclassified from accumulated other comprehensive loss, net of tax expense (benefit) of $0.0, ($0.2), and ($0.2)	—	0.8	0.8
Other comprehensive income (loss)	(0.7)	4.3	3.6
Balances at December 31, 2022	$ (17.0)	$ 1.3	$ (15.7)

Reclassifications of unrealized before-tax losses on derivative financial instruments are included in interest expense in the Consolidated Statements of Operations.

Note 13. Stock-Based Compensation

Prior to the Separation, Arcosa employees participated in Trinity's equity incentive plans, including equity awards of restricted stock, restricted stock units, and performance-based restricted stock units in respect of Trinity common shares.

Following the Separation, outstanding awards granted to Arcosa employees under Trinity's equity incentive plans were converted based on either the shareholder method or the concentration method. The shares or units converted using the shareholder method resulted in employees retaining their restricted shares or units in Trinity common stock and receiving one restricted Arcosa share or unit for every three restricted Trinity shares or units. The units converted using the concentration method were fully converted into Arcosa units using a conversion ratio based on the Volume Weighted Average Prices ("VWAP") of Trinity common stock for the 5 days prior to the Separation divided by the VWAP of Arcosa common stock for the 5 days following the Separation. The Arcosa units continue to vest in accordance with their original vesting schedules. There was no significant incremental stock-based compensation expense recorded as a result of the equity award conversions.

In connection with the Separation, effective November 1, 2018, the Board adopted and Trinity, in its capacity as sole shareholder of Arcosa prior to the Separation, approved, the Arcosa Inc. 2018 Stock Option and Incentive Plan (the "Plan"). The Plan provides for the grant of equity awards, including stock options, restricted stock, restricted stock units, performance shares, and other performance-based awards, to our directors, officers, and employees. The maximum number of shares of Arcosa common stock that may be issued under the Plan is 4.8 million shares, which includes the shares granted under the Trinity equity incentive plans that were converted and assumed by Arcosa as a result of the Separation.

At December 31, 2022, we had 1.7 million shares available for grant. Any equity awards that have been granted under the Plan that are subsequently forfeited, canceled, or tendered to satisfy tax withholding obligations are added back to the shares available for grant.

The cost of employee services received in exchange for awards of equity instruments is referred to as share-based payments and is based on the grant date fair-value of those awards. Stock-based compensation includes compensation expense, recognized over the applicable vesting periods, for share-based awards. The Company recognizes compensation expense for both the Arcosa awards and Trinity awards held by our employees. Stock-based compensation totaled $19.1 million, $18.0 million, and $20.0 million for the years ended December 31, 2022, 2021, and 2020, respectively.

The income tax benefit related to stock-based compensation expense was $5.9 million, $4.6 million, and $2.6 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Equity Awards

Equity awards outstanding as of December 31, 2022 consist of restricted stock, restricted stock units, and performance units and generally vest for periods ranging from 1 to 15 years from the date of grant. Certain equity awards vest in their entirety or on a pro-rata basis upon the employee's retirement from the Company and may take into consideration the employee's age and years of service to the Company, as defined more specifically in the Company's award agreements. Equity awards granted to non-employee directors under the Plan generally vest one year from the grant date and are released at that time, in the case of restricted stock, or upon completion of the directors' service to the Company, in the case of restricted stock units. Expense related to equity awards issued to eligible employees and directors under the Plan is recognized ratably over the vesting period or to the date on which retirement eligibility is achieved, if shorter. Performance units vest and settle in shares of our common stock following the end of a three-year performance period contingent upon the achievement of specific performance goals during the performance period and certification by the Human Resources Committee of the Board of the achievement of the performance goals. Performance units are granted to employees based upon a target level of performance; however, depending upon the achievement of the performance goals during the performance period, performance units may be issued at an amount between 0% and 200% of the target level. Expense related to performance units is recognized ratably over the vesting period. Forfeitures are recognized as reduction to expense in the period in which they occur.

The activity for equity awards held by Arcosa employees for the year ended December 31, 2022 was as follows:

	Arcosa Equity Awards Held by Arcosa Employees	Trinity Equity Awards Held by Arcosa Employees	Weighted Average Grant-Date Fair Value per Award
Equity awards outstanding at December 31, 2021	1,255,583	517,175	$ 31.31
Granted	451,220	—	51.25
Vested	(680,201)	(86,187)	33.54
Forfeited	(90,776)	(43,611)	35.35
Equity awards outstanding at December 31, 2022	935,826	387,377	$ 36.42

At December 31, 2022, unrecognized compensation expense related to equity awards totaled $25.9 million, which will be recognized over a weighted average period of 2.6 years. The total vesting-date fair value of shares vested and released was $39.0 million, $32.0 million, and $11.3 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Note 14. Earnings Per Common Share

Basic earnings per common share is computed by dividing net income remaining after allocation to unvested restricted shares, which includes unvested restricted shares of Arcosa stock held by employees of the Former Parent, by the weighted average number of basic common shares outstanding for the period. Except when the effect would be antidilutive, the calculation of diluted earnings per common share includes the weighted average net impact of nonparticipating unvested restricted shares. Total weighted average restricted shares were 1.5 million shares, 1.7 million shares, and 1.7 million shares, for the years ended December 31, 2022, 2021, and 2020, respectively.

The computation of basic and diluted earnings per share follows.

	Year Ended December 31, 2022		
	(in millions, except per share amounts)		
	Income (Loss)	Average Shares	EPS
Net income	$ 245.8		
Unvested restricted share participation	(1.0)		
Net income per common share – basic	244.8	48.2	$ 5.08
Effect of dilutive securities:			
Nonparticipating unvested restricted shares	—	0.3	
Net income per common share – diluted	$ 244.8	48.5	$ 5.05

	Year Ended December 31, 2021		
	(in millions, except per share amounts)		
	Income (Loss)	Average Shares	EPS
Net income	$ 69.6		
Unvested restricted share participation	(0.4)		
Net income per common share – basic	69.2	48.1	$ 1.44
Effect of dilutive securities:			
Nonparticipating unvested restricted shares	—	0.5	
Net income per common share – diluted	$ 69.2	48.6	$ 1.42

	Year Ended December 31, 2020		
	(in millions, except per share amounts)		
	Income (Loss)	Average Shares	EPS
Net income	$ 106.6		
Unvested restricted share participation	(0.8)		
Net income per common share – basic	105.8	48.0	$ 2.20
Effect of dilutive securities:			
Nonparticipating unvested restricted shares	—	0.5	
Net income per common share – diluted	$ 105.8	48.5	$ 2.18

Note 15. Commitments and Contingencies

The Company is involved in claims and lawsuits incidental to our business arising from various matters including commercial disputes, alleged product defect and/or warranty claims, intellectual property matters, personal injury claims, environmental issues, employment and/or workplace-related matters, and various governmental regulations. At December 31, 2022, the range of reasonably possible losses for such matters, taking into consideration our rights in indemnity and recourse to third parties is $0.3 million to $1.9 million.

The Company evaluates its exposure to such claims and suits periodically and establishes accruals for these contingencies when probable losses can be reasonably estimated. At December 31, 2022, total accruals of $2.2 million are included in accrued liabilities in the accompanying Consolidated Balance Sheet. The Company believes any additional liability from such claims and suits would not be material to its financial position or results of operations.

Arcosa is subject to remedial orders and federal, state, local, and foreign laws and regulations relating to the environment. The Company has accrued $0.7 million as of December 31, 2022, included in our total accruals of $2.2 million discussed above, to cover our probable and estimable liabilities with respect to the investigations, assessments, and remedial responses to such matters, taking into account currently available information and our contractual rights to indemnification and recourse to third parties.

Estimates of liability arising from future proceedings, assessments, or remediation are inherently imprecise. Accordingly, there can be no assurance that we will not become involved in future litigation or other proceedings, including those related to the environment or, if we are found to be responsible or liable in any such litigation or proceeding, that such costs would not be material to the Company.

Other commitments

Non-cancelable purchase obligations amounted to $202.1 million as of December 31, 2022, of which $160.8 million is for the purchase of raw materials and components, primarily by the Engineered Structures and Transportation Products segments.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Disclosure Controls and Procedures.

The Company maintains disclosure controls and procedures designed to ensure that it is able to collect and record the information it is required to disclose in the reports it files with the Securities and Exchange Commission ("SEC"), and to process, summarize, and disclose this information within the time periods specified in the rules of the SEC. The Company's Chief Executive and Chief Financial Officers are responsible for establishing and maintaining these procedures and, as required by the rules of the SEC, evaluating their effectiveness. Based on their evaluation of the Company's disclosure controls and procedures that took place as of the end of the period covered by this report, the Chief Executive and Chief Financial Officers believe that these procedures are effective to 1) ensure that the Company is able to collect, process, and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods and 2) accumulate and communicate this information to the Company's management, including its Chief Executive and Chief Financial Officers, to allow timely decisions regarding this disclosure.

Management's Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance, as opposed to absolute assurance, of achieving their internal control objectives.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the 2013 Framework) ("COSO") in Internal Control - Integrated Framework. Based on our assessment, we believe that, as of December 31, 2022, our internal control over financial reporting was effective based on those criteria.

As permitted by the SEC Staff interpretive guidance for recently acquired businesses, management's assessment and conclusion on the effectiveness of the Company's disclosure controls and procedures as of December 31, 2022 excludes an assessment of the internal control over financial reporting of the RAMCO business acquired in May 2022. RAMCO represents approximately 3% of consolidated total assets and approximately 1% of consolidated revenues as of and for the year ended December 31, 2022.

The effectiveness of internal control over financial reporting as of December 31, 2022, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited our Consolidated Financial Statements. Ernst & Young LLP's attestation report on effectiveness of our internal control over financial reporting follows.

Changes in Internal Control over Financial Reporting.

During the three months ended December 31, 2022, there have been no changes in the Company's internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Arcosa, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Arcosa, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Arcosa, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

As indicated in the accompanying "Management's Report on Internal Control over Financial Reporting," management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the Recycled Aggregate Materials Company, Inc. (RAMCO) business acquired during the year ended December 31, 2022. RAMCO constituted approximately 3% of total assets and 1% of total revenues as of and for the year ended December 31, 2022. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of such business acquired during the year ended December 31, 2022.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ERNST & YOUNG LLP

Dallas, Texas
February 24, 2023

Item 9B. *Other Information.*

None.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

Information regarding the directors of the Company is incorporated by reference to the information set forth under the caption "Proposal 1 - Election of Nominated Directors" in the Company's Proxy Statement to be filed for the 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement"). Information relating to the executive officers of the Company is set forth in Part I of this report under the caption "Information About Our Executive Officers." Information relating to the Board of Directors' determinations concerning whether at least one of the members of the Audit Committee is an "audit committee financial expert" as that term is defined under Item 407 (d)(5) of Regulation S-K is incorporated by reference to the information set forth under the caption "Corporate Governance - Board Meetings and Committees - Audit Committee" in the Company's 2023 Proxy Statement. Information regarding the Company's Audit Committee is incorporated by reference to the information set forth under the caption "Corporate Governance - Board Meetings and Committees - Audit Committee" in the Company's 2023 Proxy Statement.

The Company has adopted a Code of Conduct that applies to all of its directors, officers, and employees. The Code of Conduct is on the Company's website at www.arcosa.com under "Additional Governance Documents" within the "Corporate Governance" tab of our website. The Company intends to post any amendments or waivers for its Code of Conduct to the Company's website at www.arcosa.com to the extent applicable to an executive officer, principal accounting officer, controller, or director of the Company.

Item 11. *Executive Compensation.*

Information regarding compensation of executive officers and directors is incorporated by reference to the information set forth under the caption "Executive Compensation" in the Company's 2023 Proxy Statement. Information concerning compensation committee interlocks and insider participation is incorporated by reference to the information set forth under the caption "Corporate Governance - Compensation Committee Interlocks and Insider Participation" in the Company's 2023 Proxy Statement. Information about the compensation committee report is incorporated by reference to the information set forth under the caption "Executive Compensation - Human Resources Committee Report" in the Company's 2023 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

Information concerning security ownership of certain beneficial owners and management is incorporated herein by reference from the Company's 2023 Proxy Statement, under the caption "Security Ownership of Certain Beneficial Owners and Management."

The following table sets forth information about Arcosa common stock that may be issued under Arcosa's equity compensation plan as of December 31, 2022.

Equity Compensation Plan Information

Plan Category:	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders:			
Restricted stock units and performance units	885,228 [1]	$ —	1,712,513 [2]
Equity compensation plans not approved by security holders	—		—
Total	885,228		1,712,513

[1] Represents shares underlying awards that have been granted under the 2018 Stock Option and Incentive Plan (the "Incentive Plan") (including Arcosa equity awards issued in respect of outstanding Trinity equity awards in connection with the Separation). Amounts are comprised of (a) 362,279 shares of common stock issuable upon the vesting and conversion of restricted stock units and (b) 522,949 shares of common stock issuable upon the vesting and conversion of performance units, assuming payout at target performance. The restricted stock units and performance units do not have an exercise price. The performance units are granted to employees based upon a target level; however, depending upon the achievement of certain specified goals during the performance period, performance units may be issued at an amount between 0% and 200% of the target level.

[2] For purposes of calculating the number of shares remaining available for issuance under the Incentive Plan, this calculation reserves for issuance the potential maximum payout (200% of target) of the outstanding performance units. Upon certification of actual performance, reserved shares that are not issued will again be available for issuance under the Incentive Plan.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

Information regarding certain relationships and related person transactions is incorporated by reference to the information set forth under the caption "Transactions with Related Persons" in the Company's 2023 Proxy Statement. Information regarding the independence of directors is incorporated by reference to the information set forth under the caption "Corporate Governance - Independence of Directors" in the Company's 2023 Proxy Statement.

Item 14. *Principal Accountant Fees and Services.*

Information regarding principal accountant fees and services is incorporated by reference to the information set forth under the caption "Fees of Independent Registered Public Accounting Firm for Fiscal Years 2022 and 2021" in the Company's 2023 Proxy Statement.

Item 15. *Exhibit and Financial Statement Schedules.*

(a) (1) *Financial Statements.*

See Item 8.

(2) *Financial Statement Schedule.*

All schedules are omitted because they are not required, not significant, not applicable, or the information is shown in the financial statements or the notes to consolidated financial statements.

(3) *Exhibits.*

NO.	DESCRIPTION
2.1	Separation and Distribution Agreement, dated as of October 31, 2018, by and between Trinity Industries, Inc. and Arcosa, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed November 1, 2018, File No. 001-38494).
2.2	Securities Purchase Agreement dated December 12, 2019 by and among Arcosa MS2, LLC and Cherry Industries, Inc. and certain affiliated real estate holding companies, the sellers set forth therein, Leonard L. Cherry in his capacity as "Sellers Representative" and Arcosa Materials, Inc. solely as buyer guarantor (incorporated by reference to Exhibit 2.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019, File No. 001-38494).
2.3	Unit Purchase Agreement Dated March 22, 2021 by and among StonePoint Ultimate Holding, LLC, Arcosa Materials, Inc., the persons identified as sellers on the signature pages thereto, and the representative named therein (incorporated by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, File No. 001-38494).
2.4	Membership Interest Purchase Agreement dated August 4, 2021 by and among Arcosa MS5, LLC, as Buyer and Southwest Rock Products, LLC, Midwest Land Trust, LLC, White Mountain Properties, LLC collectively as the Companies, and the Members of the Companies set forth therein, collectively as the Sellers, and Christopher Reinesch, as the Sellers' Representative (incorporated by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, File No. 001-38494).
3.1	Restated Certificate of Incorporation of Arcosa, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-8, filed on October 31, 2018, File No. 333-228098).
3.2	Amended and Restated Bylaws of Arcosa, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed December 12, 2022, File No. 001-38494).
4.1	Description of Arcosa, Inc.'s Capital Stock (filed herewith).
4.2	Indenture, dated April 6, 2021, among Arcosa, Inc., the guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed April 9, 2021, File No. 001-38494).
4.3	First Supplemental Indenture dated as of September 30, 2021 among the Guaranteeing Subsidiaries named therein, Arcosa, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, File No. 001-38494).
4.4	Form of 4.375% Senior Note due 2029 (included in Exhibit 4.1 and incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed on April 9, 2021, File No. 001-38494).
4.5	Second Supplemental Indenture dated as of May 17, 2022 among the Guaranteeing Subsidiaries named therein, Arcosa, Inc. and Computershare Trust Company N.A. (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, File No. 001-38494).
10.1	Transition Services Agreement, dated as of October 31, 2018, by and between Trinity Industries, Inc. and Arcosa, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed November 1, 2018, File No. 001-38494).
10.2	Tax Matters Agreement, dated as of October 31, 2018, by and between Trinity Industries, Inc. and Arcosa, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed November 1, 2018, File No. 001-38494).
10.3	Employee Matters Agreement, dated as of October 31, 2018, by and between Trinity Industries, Inc. and Arcosa, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed November 1, 2018, File No. 001-38494).

10.4	Intellectual Property Matters Agreement, dated as of October 31, 2018, by and between Trinity Industries, Inc. and Arcosa, Inc. (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed November 1, 2018, File No. 001-38494).
*10.5	Arcosa, Inc. 2018 Stock Option and Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, filed on October 31, 2018, File No. 333-228098).
*10.6	Arcosa, Inc. Annual Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed November 1, 2018, File No. 001-38494).
*10.7	Arcosa, Inc. 2018 Deferred Plan for Director Fees (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed November 1, 2018, File No. 001-38494).
*10.8	Arcosa, Inc. Supplemental Profit Sharing Plan (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K, filed November 1, 2018, File No. 001-38494).
*10.9	Form of Non-Employee Director Restricted Stock Grant Agreement (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 2018, File No. 001-38494).
*10.10	Form of Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2018, File No. 001-38494).
*10.11	Form of Former Parent Restricted Stock Grant Agreement for grants issued prior to 2008 (incorporated by reference to Exhibit 10.7.1 to Trinity Industries, Inc. Annual Report on Form 10-K for the year ended December 31, 2018, File No. 001-06903).
*10.12	Form of Former Parent Restricted Stock Grant Agreement for grants issued commencing 2008 (incorporated by reference to Exhibit 10.7.1.1 to Trinity Industries, Inc. Annual Report on Form 10-K for the year ended December 31, 2018, File No. 001-06903).
*10.13	Form of Former Parent Restricted Stock Unit Agreement for Non-Employee Directors for grants issued prior to 2008 (incorporated by reference to Exhibit 10.7.2 to Trinity Industries, Inc. Annual Report on Form 10-K for the year ended December 31, 2018, File No. 001-06903).
*10.14	Form of Former Parent Restricted Stock Unit Agreement for Non-Employee Directors for grants issued commencing 2008 (incorporated by reference to Exhibit 10.7.2.1 to Trinity Industries, Inc. Annual Report on Form 10-K for the year ended December 31, 2018, File No. 001-06903).
*10.15	Form of Former Parent Restricted Stock Unit Agreement for grants issued commencing 2017 (incorporated by reference to Exhibit 10.2 to Trinity Industries, Inc. Form 8-K filed on May 3, 2017, File No. 001-06903).
*10.16	Form of Former Parent Performance-Based Restricted Stock Unit Grant Agreement for grants issued commencing 2017 (incorporated by reference to Exhibit 10.3 to Trinity Industries, Inc. Form 8-K filed on May 3, 2017, File No. 001-06903).
*10.17	Form of Former Parent Non-Employee Director Restricted Stock Unit Agreement for grants issued commencing 2017 (incorporated by reference to Exhibit 10.6 to Trinity Industries, Inc. Quarterly Report on Form 10-Q for the quarter period ended June 30, 2017, File No. 001-06903).
*10.18	Form of Restricted Stock Unit Agreement for grants commencing 2019 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 8, 2019, File No. 001-38494).
*10.19	Form of Non-Employee Director Restricted Stock Unit Agreement for grants commencing 2019 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on May 8, 2019, File No. 001-38494).
*10.20	Form of Performance-Based Restricted Stock Unit Grant Agreement for grants commencing 2019 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on May 8, 2019, File No. 001-38494).
*10.21	Amendment Number One to the Arcosa, Inc. 2018 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, File No. 001-38494).
*10.22	Amendment Number One to the Arcosa, Inc. Supplemental Profit Sharing Plan (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019, File No. 001-38494).
*10.23	Form of Restricted Stock Unit Agreement for grants commencing 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 5, 2022, File No. 001-38494).
*10.24	Form of Performance-Based Restricted Stock Unit Agreement for grants commencing 2022 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on May 5, 2022, File No. 001-38494).

10.25.1	Amended and Restated Credit Agreement dated as of January 2, 2020 by and among Arcosa, Inc., as borrower, the lenders thereto, JPMorgan Chase Bank, National Association, as administrative agent, Bank of America, N.A., as syndication agent, and Wells Fargo Bank, National Association and Truist Bank, as co-documentation agents (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on January 6, 2020, File No. 001-38494).
10.25.2	Supplement to Subsidiary Guaranty dated as of May 27, 2020 by Arcosa Cherry, LLC (incorporated by reference to Exhibit 10.1.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, File No. 001-38494).
10.25.3	Supplement to Subsidiary Guaranty dated as of May 27, 2020 by Cherry Industries, Inc. (incorporated by reference to Exhibit 10.1.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, File No. 001-38494).
10.25.4	Supplement to Subsidiary Guaranty dated as of May 27, 2020 by Cherry Crushed Concrete, Inc. (incorporated by reference to Exhibit 10.1.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, File No. 001-38494).
10.25.5	Supplement to Subsidiary Guaranty dated as of December 24, 2020 by Arcosa Materials Holdings, Inc. (incorporated by reference to Exhibit 10.24.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2020, File No. 001-38494).
10.25.6	Supplement to Subsidiary Guaranty dated as of August 31, 2021 by Arcosa StonePoint, LLC (incorporated by reference to Exhibit 10.1.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, File No. 001-38494).
10.25.7	Supplement to Subsidiary Guaranty dated as of August 31, 2021 by StonePoint Holding, LLC (incorporated by reference to Exhibit 10.1.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, File No. 001-38494).
10.25.8	Supplement to Subsidiary Guaranty dated as of August 31, 2021 by StonePoint Intermediate Holding, LLC (incorporated by reference to Exhibit 10.1.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, File No. 001-38494).
10.25.9	Supplement to Subsidiary Guaranty dated as of August 31, 2021 by StonePoint Materials LLC (incorporated by reference to Exhibit 10.1.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, File No. 001-38494).
10.25.10	Supplement to Subsidiary Guaranty dated as of August 31, 2021 by StonePoint Ultimate Holding, LLC (incorporated by reference to Exhibit 10.1.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, File No. 001-38494).
10.25.11	Amendment Number One to the Amended and Restated Credit Agreement dated March 26, 2021 by and among Arcosa, Inc. as borrower, the lenders thereto, JPMorgan Chase Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, File No. 001-38494).
10.25.12	Supplement to Subsidiary Guaranty dated as of April 8, 2022 by Arcosa Aggregates Texas, LLC (incorporated by reference to Exhibit 10.1.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, File No. 001-38494).
10.25.13	Supplement to Subsidiary Guaranty dated as of April 26, 2022 by Arcosa Aggregates Holdings, LLC (incorporated by reference to Exhibit 10.1.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, File No. 001-38494).
10.25.14	Amendment Number Two to the Amended and Restated Credit Agreement dated as of June 29, 2022 by and among Arcosa, Inc., as borrower, the lenders thereto, JPMorgan Chase Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, File No. 001-38494).
10.25.15	Supplement to Subsidiary Guaranty dated as of December 27, 2022 by Southern Aggregates, LLC (filed herewith).
*10.26	Arcosa, Inc. 2022 Change in Control Severance Plan, dated March 3, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 7, 2022, File No. 001-38494).
10.27	Equity Purchase Agreement by and between Arcosa, Inc. and Triarc Tanks Bidco, LLC, dated April 25, 2022 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, File No. 001-38494).
10.28	Amendment No. 1 to Equity Purchase Agreement by and between Arcosa, Inc. and Triarc Tanks Bidco, LLC, dated May 13, 2022 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, File No. 001-38494).
21	Listing of subsidiaries of Arcosa, Inc. (filed herewith).
23.1	Consent of Ernst & Young LLP (filed herewith).

23.2	Consent of John T. Boyd Company (filed herewith).
31.1	Rule 13a-15(e) and 15d-15(e) Certification of the Chief Executive Officer (filed herewith).
31.2	Rule 13a-15(e) and 15d-15(e) Certification of the Chief Financial Officer (filed herewith).
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
95	Mine Safety Disclosure Exhibit (filed herewith).
101.INS	Inline XBRL Instance Document (filed electronically herewith).
101.SCH	Inline XBRL Taxonomy Extension Schema Document (filed electronically herewith).
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document (filed electronically herewith).
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document (filed electronically herewith).
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (filed electronically herewith).
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document (filed electronically herewith).
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Management contracts and compensatory plan arrangements

Item 16. *Form 10-K Summary.*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCOSA, INC.
Registrant

By /s/ Gail M. Peck
Gail M. Peck
Chief Financial Officer
February 24, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Antonio Carrillo	President and Chief Executive Officer and Director	February 24, 2023
Antonio Carrillo	(Principal Executive Officer)	
/s/ Gail M. Peck	Chief Financial Officer	February 24, 2023
Gail M. Peck	(Principal Financial Officer)	
/s/ Mary E. Henderson	Chief Accounting Officer	February 24, 2023
Mary E. Henderson	(Principal Accounting Officer)	
/s/ Rhys J. Best	Non-Executive Chairman	February 24, 2023
Rhys J. Best		
/s/ Joseph Alvarado	Director	February 24, 2023
Joseph Alvarado		
/s/ Jeffrey A. Craig	Director	February 24, 2023
Jeffrey A. Craig		
/s/ Steven J. Demetriou	Director	February 24, 2023
Steven J. Demetriou		
/s/ Ronald J. Gafford	Director	February 24, 2023
Ronald J. Gafford		
/s/ John W. Lindsay	Director	February 24, 2023
John W. Lindsay		
/s/ Kimberly S. Lubel	Director	February 24, 2023
Kimberly S. Lubel		
/s/ Julie A. Piggott	Director	February 24, 2023
Julie A. Piggott		
/s/ Melanie M. Trent	Director	February 24, 2023
Melanie M. Trent		

ARCOSA

ARCOSA TRANSFER AGENT

American Stock Transfer &
Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219

TOLL FREE: 1.800.937.5449

LOCAL & INTERNATIONAL: 1.718.921.8124

ARCOSA.COM

NYSE: ACA

